

# ANNUAL REPORT 2024

**ACCELERATE INNOVATION TO CONNECT AND SECURE THE WORLD**



Keysight Technologies Inc.
1400 Fountaingrove Parkway
Santa Rosa, California 95403

Satish Dhanasekaran
President & Chief Executive Officer

January 27, 2025

To our Stockholders:

In fiscal year 2024, Keysight successfully navigated the downturn in our markets, delivering full-year revenue of $5 billion and non-GAAP earnings per share of 6 dollars and 27 cents versus the record highs of 2023. The flexibility of our operating model and disciplined execution resulted in non-GAAP operating margin of 26 percent and free cashflow of over $900 million. These results were in line with the external operating model commitments we outlined at our Investor Day in 2023. The resilience of the business is enabled by the differentiation of our portfolio, a diverse set of end markets, and the durability of our operating model, which were all on display in 2024.

Over the past year, we continued to make the investments to position the company for outperformance as markets recover. Sustained investment in R&D and key acquisitions have enabled us to capture early positions in emerging technologies such as AI and 6G. Looking ahead, the pace of technology innovation and digitization is accelerating and proliferating across multiple industries and use cases. Our strong customer engagement will help us capitalize on these technology waves and inflections.

At the same time, Keysight's software-centric solutions strategy increased the services and software contributions we made to our customer's design process. Software and services revenue growth this year outpaced Keysight overall, with annual recurring revenue growing to approximately $1.5 billion, or 30% of total revenue. The recent acquisition of ESI expanded our design engineering software portfolio, which enables us to participate earlier in our customers' design workflows and increase our contributions to their R&D and innovation processes.

This year the Communications Solutions Group (CSG) reported revenue of $3.4 billion, a decrease of 7 percent over last year as demand normalization continued.

In commercial communications, our first-to-market solutions strategy enabled us to deliver value in the emerging AI market. We played a key role in the expansion of data center infrastructure and benefited from customer investments in silicon photonics, chiplets, and high-speed electrical and optical interconnects to support the accelerated transition to higher networking speeds. Wireless markets stabilized throughout the year, albeit at a lower level. Our differentiated solutions helped customers address the ongoing evolutions of the 5G standard, non-terrestrial networks, open RAN, and early 6G research. While market headwinds resulted in commercial communications revenue being down 7 percent, we were encouraged to see orders grow for the full year.

Aerospace, defense, and government revenue decreased by 8 percent, down from a record high in 2023. Demand remained strong from government and prime contractors in the U.S. and Europe due to investment in defense modernization. We remain confident in our solutions portfolio for this market and our ability to serve customers' design needs in strategic applications for radar and spectrum operations, space and satellite, and signal monitoring.

The Electronic Industrial Solutions Group's (EISG) growth was muted by headwinds across multiple markets. In 2024, EISG revenue decreased 12 percent to $1.6 billion. Semiconductor declined, yet saw pockets of growth as AI-related demand drove broad-based foundry investments in leading-edge technologies, including advanced nodes, high-bandwidth memory, and silicon photonics. In automotive, customer spending slowed and large-scale battery projects were delayed, driving declines in both orders and revenue. General electronics growth was isolated to digital health and advanced research applications, which was offset by continued constraint in customer manufacturing spending.

Looking ahead, our base case for fiscal year 2025 is for a slow, gradual recovery in what remains a mixed demand environment. Our differentiated solutions, diversified portfolio, strong customer relationships, and the agility of our teams position Keysight well as markets stabilize and enable us to capitalize on emerging opportunities as technology transitions accelerate.

We remain committed to our corporate social responsibility (CSR) goals, helping build a better planet through sustainably-developed solutions that enabled customers to meet their own CSR objectives and drive purposeful innovations. We continue to prioritize transparency with stakeholders and are preparing for emerging regulatory disclosure requirements. We were pleased to be included on Time's World's Most Sustainable Companies, Barron's 100 Most Sustainable U.S. Companies for 2024, the Dow Jones Sustainability Index, and MSCI ESG Leaders indices, underscoring our commitment to sustainability and responsible business practices.

Keysight also earned recognition throughout the year across key dimensions of the business, reinforcing our commitment to excellence. We were proud to receive multiple employer awards, including being ranked #41 on Time's Best Midsize Companies list and earning three distinctions from Forbes: America's Best Employers for Women, Best Large Companies, and Best Employers for Diversity, where we ranked an impressive #8.

Lastly, given our customer focus we were particularly pleased to receive accolades for customer excellence, including the 2024 International Business Award for achievement in customer satisfaction and the 2024 Globee Business Award for customer excellence. In the technology space, we were honored with awards from EM World Innovation and Tech.AD Europe, reflecting our leadership in advancing innovation.

The strong dedication and commitment of our global teams is responsible for our business performance and these external recognitions. The spirit of accelerating innovation runs deep throughout our company, and I am proud that we continue to live the values of the Keysight Leadership Model in service to our customers' success.

Despite the external challenges of the past year, we believe our performance and execution position us well to outperform as markets recover. With a strong close to the year, I am excited for what lies ahead for Keysight in FY25 and beyond.

*Satish Dhanasekaran*

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## Form 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended October 31, 2024**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from          to**

### Commission File Number: 001-36334

# KEYSIGHT TECHNOLOGIES, INC.
*(Exact name of registrant as specified in its charter)*

| **Delaware** | **46-4254555** |
|---|---|
| *State or other jurisdiction of* | *I.R.S. Employer* |
| *Incorporation or organization* | *Identification No.* |

**Address of principal executive offices: 1400 Fountaingrove Parkway, Santa Rosa, CA 95403**
**Registrant's telephone number, including area code: (800) 829-4444**
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock par value $0.01 per share | KEYS | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates as of April 30, 2024 was approximately $20 billion, based upon the closing price of the Registrant's common stock as quoted on New York Stock Exchange on such date. Shares of stock held by officers, directors and 5 percent or more stockholders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of December 12, 2024, there were 173,172,764 shares of our common stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

| Document Description | 10-K Part |
|---|---|
| Portions of the Proxy Statement for the Annual Meeting of Stockholders (the "Proxy Statement") to be held on March 20, 2025 and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended October 31, 2024 are incorporated by reference into Part III of this Report. | III |

## TABLE OF CONTENTS

**Forward-Looking Statements**

This report contains forward-looking statements which include but are not limited to predictions, future guidance, projections, beliefs, and expectations about the company's trends, seasonality, cyclicality and growth in, and drivers of, the markets we sell into, our strategic direction, earnings from our foreign subsidiaries, remediation activities, new solution and service introductions, the ability of our solutions to meet market needs, changes to our manufacturing processes, the use of contract manufacturers, the impact of government regulations on our ability to conduct operations, our liquidity position, our ability to generate cash from operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs and other cost saving initiatives, and other regulatory approvals, the integration of our completed acquisitions and other transactions, and our transition to lower-cost regions. The forward-looking statements involve risks and uncertainties that could cause Keysight's results to differ materially from management's current expectations. Such risks and uncertainties include, but are not limited to, the impact of global economic conditions such as inflation or potential recession, slowing demand for products or services, volatility in financial markets, reduced access to credit, changes in interest rates, the existence of political or economic instability, uncertainty related to the impact of national elections results in the U.S. and UK, impacts of geopolitical tension and conflict in regions outside of the U.S., the impacts of increased trade tension and tightening of export control regulations, the impact of new and ongoing litigation, impacts related to net zero emissions commitments, and the impact of volatile weather caused by environmental conditions such as climate change. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including but not limited to those risks and uncertainties discussed in Part I Item 1A and elsewhere in this Annual Report on Form 10-K.

## PART I

### Item 1. *Business*

### Overview

Keysight Technologies, Inc. (''we,'' ''us,'' ''Keysight'' or the ''company''), incorporated in Delaware on December 6, 2013, is a global innovator in the computing, communications and electronics market, committed to advancing our customers' business success by helping them solve critical challenges in the development and commercialization of their products and services. Our mission, ''accelerating innovation to connect and secure the world,'' speaks to the value we provide our customers in a world of ever-increasing technological complexity. We deliver this value through a broad range of design and test solutions that address the critical challenges our customers face in bringing their innovations to market on ever-shorter schedules.

Keysight's portfolio of hardware, software, and services enables our customers' engineering workflows as they design, manufacture, deploy, and optimize their products and solutions. Our revenue is derived primarily from solutions addressing research and development (''R&D'') applications, and to a lesser degree, applications in manufacturing and operations. The accelerating pace of technological innovation and engineering intensity are long-term secular drivers of demand for Keysight's solutions and services. We serve a global set of customers in over 100 countries across a wide range of industry segments, including communications, aerospace defense, government, automotive, energy, industrial, general electronics, and semiconductor.

We generated $5.0 billion, $5.5 billion and $5.4 billion of revenue in 2024, 2023 and 2022, respectively. Revenue, income from operations and assets by business segment as of and for the fiscal years ended October 31, 2024, 2023 and 2022, are provided in Note 16, ''Segment Information,'' to our consolidated financial statements.

### Keysight Leadership Model

We trace our heritage back over 80 years to the beginning of Silicon Valley. The fundamental elements of our culture are represented in our Keysight Leadership Model (''KLM''), which provides a framework for sustained value creation for customers, shareholders, and employees. The KLM centers on delivering customer success via a continuous activity system and core values that guide and drive our actions as a company and as individuals. The activities are summarized as an ongoing cycle of market insight that drives capital allocation and yields timely solutions that are optimized via operational excellence. More information on the KLM can be found at https://about.keysight.com/en/companyinfo/leadership.shtml.


VALUES
Speed & Courage
Uncompromising Integrity
High Performance
Social Responsibility
One Keysight
Market Insight
Capital Allocation
First-to-Market Solutions
Operational Excellence
Employee Growth
Customer Success

### Competitive Advantages

Keysight conducts business globally with over 40,000 end customers each year, including many Fortune 1000 companies that are developing new electronic technologies, networks, systems, devices, and components. The following advantages enable us to deliver on our commitment of sustained value creation for our stakeholders.

*Deep, long-term global customer relationships*

Keysight's history of collaborative innovation is demonstrated by our service to leading companies across the diverse markets that we address. Our customers trust Keysight to deliver the technological expertise, leading-edge capabilities, and broad solutions portfolio that they need to achieve their product development goals. Keysight employs a comprehensive global direct sales channel with experienced management and highly technical sales and application engineers, including a strong local presence in emerging markets. These sales personnel are supported by tight collaboration with the engineering teams who create the solutions used by our customers so that problems can be addressed efficiently, and solutions enhanced quickly, to enable customer success.

Our legacy of over 80 years of contribution in measurement science and the resulting breadth of our products and solutions yields a large, global installed base. This base of customers enables a large and growing services portfolio and offers additional sales opportunities as customers upgrade their products over time.

*Unique technology expertise and capabilities*

Keysight is a technology-driven company, investing in R&D to align our business with available markets and position the company for growth. As our customers' trusted test and measurement partner, we innovate at the leading edge of the technologies they seek to utilize in their electronic systems under development. We employ a combination of strategies to lead in this area, including engagement with top standards bodies and industry consortia and close collaboration with top research programs in universities and industry. Our central R&D team, Keysight Labs, focuses on developing breakthrough hardware and software technologies that are deployed in application-specific contexts by our business engineering teams. We develop and incorporate proprietary semiconductor and packaging technology to address the specific needs of our solutions, enabling differentiated performance within our industry.

*Differentiated, first-to-market solutions portfolio*

Keysight's industry-focused organizational structure emphasizes our engagement with leading customers across our end markets. We leverage these relationships, together with our technology expertise, to identify market opportunities and seek to maximize the lifecycle value of our design and test contributions beginning in R&D. Our development teams leverage the broad array of Keysight hardware, software, and services, adding new capability as necessary, to create market-leading solutions. Providing leading-edge, application-focused solutions for our customers in line with their project schedules is key to our differentiation and value delivery and facilitates the continuous advancement of electronics technology. With a software- and customer-centric focus, we continue to make strategic investments to expand the R&D mix of our revenue and grow the software and services content of our business, which has the added benefit of increasing recurring revenue.

*Durable and resilient business model*

Our operating model incorporates cost structure flexibility that has allowed Keysight to deliver profitability across a range of economic and market conditions. We employ variable pay mechanisms across our entire employee population and complement this with the strategic use of contingent staffing. We have a diversified go-to-market approach with indirect sales partners and electronic commerce to complement our direct sales force. This approach provides flexibility with the added benefit of expanding our reach and providing improved transactional purchase capability. We use a centralized order fulfillment organization that supplies solutions to customers worldwide, allowing us to leverage the scale of our business to provide high-quality products while maintaining competitive margins. We complement our in-house capabilities with an extensive network of suppliers and subcontractors, which allows us to adapt to changing market conditions. The durability and resilience of our business model has provided strategic flexibility and enabled the company to continue to allocate capital and invest in growth through different market environments.

*Innovative culture*

Keysight's culture has at its foundation the operating principles and values embodied in the KLM, with innovation as a key source of our strength. Our employees around the world embrace these principles and deliver industry-leading capabilities across a range of fields that are not only technical in nature but encompass a wide range of contributions to our business, customers, and shareholders. Keysight continues to be recognized as an employer of choice. We strive to enable employee growth in a diverse, inclusive, and respectful work environment that offers challenging assignments, development opportunities, competitive compensation, and a safe workplace. This environment supports our employees to achieve their full potential and enables collaboration to innovate at the speed of our customers.

**Strategic Priorities**

Keysight's business strategy is exemplified in four key objectives:

*Invest to deliver differentiated, first-to-market solutions*

This priority is central to our value contribution for our customers in their world of increasing technology complexity and decreasing time-to-market. To this end, our intent is to invest approximately 16% of our revenue in R&D annually over the cycle. In 2024, R&D investment totaled $919 million. We employ vertical technology integration that leverages investments in core hardware technology, such as advanced semiconductor capability provided by our in-house fab, custom packaging from our technology centers, and other unique competencies. We integrate these hardware technologies with core software functionality enabled by our software engineering teams (representing the majority of our R&D staff) and accelerated by leveraging our broad portfolio. We then add relevant services to deliver differentiated solutions that meet the needs of the market. Deep relationships with market-defining customers provide detailed understanding of their needs and schedules. This enables us to work at our customers' pace to deliver solutions that enable their development cycles with first-to-market timing.

*Capture opportunities in our served addressable market and expand in attractive adjacencies*

Building on our industry-leading position, we are investing to capitalize on emerging technologies, expanding our portfolio of solutions and engaging earlier in our customers' design and innovation life cycles to enhance our value and target technology inflections. This is an important aspect of our capital allocation strategy to deliver sustainable and profitable growth. We continue to work on multiple potential vectors for growth as we expand Keysight's contributions across the technology stack, building on our core strength in physical layer test and adding new protocol layer test and system emulation capabilities, as well as new application layer solutions that address opportunities in design and data management. In 2024, we acquired ESI Group SA ("ESI Group"), broadening our software offerings with the addition of computer-aided engineering solutions. In addition, we enhanced our security offerings with the acquisition of Riscure Holding B.V., providing testing solutions and software for semiconductor, embedded systems, and Internet of Things ("IoT") devices, and extended our range of radio frequency ("RF") and microwave ("uW") instruments with the acquisition of AnaPico AG. In fiscal 2024, we announced our intention to acquire Spirent Communications PLC to complement our position in communications test, and entered into a definitive agreement with Synopsys, Inc. ("Synopsys") to acquire Synopsys' Optical Solutions Group to further broaden our design engineering software portfolio.

*Grow recurring revenue*

This component of our strategy benefits from the increasing software content in our solutions and emphasizes delivering continuous value to our customers throughout the solution lifecycle. It also leverages our broad services portfolio as we provide unique and high-value services to extend the value of our solutions. We have a dedicated global enterprise software sales force to drive this priority and maximize cross-selling opportunities across our go-to-market channels.

*Be good stewards of capital*

Keysight strives to be a good steward of capital. Leveraging the strength of our differentiated portfolio and flexible operating model, together with our strong balance sheet and cash generation, we maintain our disciplined approach to capital allocation, balancing investment for organic growth, mergers and acquisitions, and return of capital.

**Broad Portfolio of Design and Test Solutions**

Keysight delivers a portfolio of products and solutions that enable our customers to efficiently develop, deploy, and optimize their product offerings. The main components of our portfolio are hardware, software, and services that are delivered on a standalone basis or combined into application-specific solutions. Application-specific solutions employ a software-centric approach that directly leverages the breadth of our portfolio by combining relevant hardware, software, and services into solutions that address high-value applications and industry-specific requirements. This approach allows Keysight to deliver differentiated value to our customers, built from a foundation of industry-leading products and services that can be configured to meet their needs.

Hardware products include a broad range of platforms delivering precise measurement and control of numerous electrical and information properties in signals. These products consist of modular and integrated instruments in a variety of form factors. Some of the major product categories are:

- Spectrum and Signal Analyzers – a line of products providing detailed analysis of complex communications and radar signals across a wide range of frequencies, including radio frequency, microwave, and optical.

- Network Analyzers – an array of products providing detailed characterization of the behavior of electronic components and subsystems when stimulated by a range of input signals.

- Power Analyzers – a range of products to accurately measure voltage, current, and power characteristics of an electronic device or system under a range of operating conditions.

- Protocol Analyzers – a range of products allowing the debug, validation, and optimization of electronic systems employing various protocols for data transmission, usually defined by widely adopted standards, such as PCI Express ("PCIe") or Universal Serial Bus ("USB"), as well as others.

- Oscilloscopes – a range of products offering precise visualization, debug, and characterization of time domain signals across a wide range of operating conditions.

- Digital Multimeters – a range of products in a variety of form factors delivering accurate and reliable measurement of basic electrical parameters.

- Signal Generators (Signal Sources) – a range of products offering flexibility and precise control of the generation of a broad variety of signals used to provide stimulus to electronic devices and systems under test.

- Power Supplies – a range of products used to provide precise control of power delivery to electrical and electronic systems under test.

- Network Test Products – a range of systems to debug, validate, and characterize communication networks and network components across a range of operating conditions and measurement types.

- Network Visibility Products – a portfolio of products and solutions delivering rich data insight about network traffic, applications, and users across any networking environment to ensure they remain connected and secure.

This summary is only a subset of Keysight's industry-leading array of hardware product offerings. More details can be found on our website using the link at the end of this section.

Software represents a crucial component of our strategy to deliver differentiated, first-to-market solutions to our customers. Our open and scalable PathWave software platform accelerates our ability to deliver application-specific measurement solutions that integrate our instruments into connected workflows with automation, data management, and analytics. Keysight's software products are characterized in the following three categories:

- Instrument software applications are designed to optimize the value that our customers derive from our instruments, providing faster insight and analytics by integrating the instrument's hardware and software into an application-focused solution. This approach typically builds on the basic software used to operate our instruments by adding software applications to deliver measurements tailored to a specific application. For example, customers may purchase a signal analyzer equipped with a software application to analyze specific signals such as those used in satellite communications.

- Software application solutions unify multiple instruments into an application-specific measurement solution, providing faster time to insight across industry-specific applications, technologies, and lifecycle phases. An example of this is software that enables a signal generator and signal analyzer to be used as a stimulus-response tester for performance characterization of a communications component or device.

- Our standalone software solutions enable customers to address their design, simulation, emulation, test automation, and quality assurance needs in the R&D lab and beyond. These solutions enable our customers to efficiently develop robust product designs and translate them into physical products. Our software test automation platform uses artificial intelligence and machine learning to accelerate customer productivity in software test creation and execution.

Keysight Global Services provides support services to enable our customers' success with their Keysight products and solutions. Our global scale is complemented by localized presence with trained engineers and technicians delivering our services via regional support centers located near customers or on-site teams. This approach increases the efficiency and uniformity of our services offerings and allows for close collaboration with our engineering and go-to-market teams. Our services offerings are summarized as follows:

- Product support services deliver comprehensive support that includes repair, parts, and accredited calibrations of Keysight products and solutions.

- Technical and application support for hardware, software, and solutions, known as KeysightCare, allows customers to maximize their productivity and the utility of our products and solutions in their application environment.

- Professional services, including installation, training, and engineering services, optimize equipment and solution adoption, utilization, and integration into customers' unique environments.

More information on our broad portfolio of products and services can be found at https://www.keysight.com/us/en/products.html.

## Operating Segments

We have two reportable operating segments, the Communications Solutions Group ("CSG") and the Electronic Industrial Solutions Group ('EISG").

## Communications Solutions Group

CSG serves customers spanning the global commercial communications and aerospace, defense, and government end markets. The group's solutions consist of electronic design and test software, instrumentation, systems, and related services. These solutions are used in the simulation, design, validation, manufacturing, installation, and optimization of communication systems in wireless, wireline, enterprise, and aerospace, defense, and government end markets. In addition, the group provides automated software test solutions to automatically identify, build, and execute tests critical to digital business success and a strong customer experience.

### Commercial Communications

The market for Keysight's commercial communications solutions spans the communications ecosystem from design through operations and across the industry's broad spectrum of components, devices, equipment, and services. Our solutions address the communications lifecycle in both wireless and wireline domains, from design and simulation, validation, and characterization, through manufacturing, deployment, and optimization, including cybersecurity.

Keysight's commercial communications customers develop and deploy communications products and services and operate communications networks around the world. Our customers represent a diverse group of suppliers across the global industry value chain and include original equipment and contract manufacturers supplying wireless and wireline semiconductors, chipsets, modules, and devices. Our customers also include network equipment manufacturers ("NEMs") as well as those operating communications and computing networks, including enterprises, communications network service providers, and cloud computing service providers.

These customers require design, simulation, and measurement tools to validate the correct functional operation, conformance to standards, and parametric performance of their products and systems under development. Their needs span the wide range of technologies employed in modern wired and wireless communications system designs such as 5G, 6G, 800Gb/sec, 1.6Tb/sec, and many others. These needs have also evolved rapidly given the continuous advancement of digital, communications, and computing standards. Keysight's broad portfolio of products and solutions serve their many specific applications, accelerating the development, validation, quality manufacturing and deployment of their products and services, as well as aiding in their secure and efficient operation, service, and repair.

### Aerospace, Defense, and Government

The market for Keysight's aerospace, defense, and government solutions consists of applications addressing secure and highly reliable communications, space and satellite equipment development and operations, and government research across a wide spectrum of electronics technologies used in aerospace and defense. General applications include electromagnetic spectrum operations (e.g., communications, radar, signal intelligence), cybersecurity, and others, often incorporating ruggedized and high-reliability designs for military equipment. Research applications are wide-ranging and include areas such as quantum communications and computing, cyber-physical control systems, energy as well as materials science research.

Our aerospace, defense, and government customers are research agencies and manufacturers serving the aerospace and defense industries, including commercial and government customers and their contracted suppliers. Commercial suppliers include aerospace, defense, and satellite equipment prime contractors, subcontractors, and related component suppliers. Government customers include a range of government agencies, such as departments and ministries of defense, security agencies, and related government research entities. Our customers need to accelerate the modernization of their defense systems to realize the benefits of the continuous evolution in electronic systems. They strive to embrace new space, energy, and communications advances, and ensure secure supply chains. These customers require design, simulation, and measurement tools to accelerate their efforts to ensure the proper operation and performance of the devices and systems they are developing, deploying, and operating. They use Keysight's products and solutions to explore design alternatives, validate their component and system designs and prototypes, ensure quality manufacturing, and operate, service, and repair their systems in the field.

**Electronic Industrial Solutions Group**

EISG serves customers across a diverse set of end markets focused on automotive and energy, semiconductor solutions, and general electronics. The group's solutions consist of electronic design, test and simulation software, instrumentation, systems, and related services. These solutions are used in the simulation, design, validation, manufacturing, installation, and optimization of electronic equipment. In addition, the group provides automated software test solutions to automatically identify, build, and execute tests critical to digital business success and a strong customer experience. Our recent acquisition of ESI Group expands our application layer portfolio with simulation capabilities in automotive and general electronics.

*Automotive and Energy*

The market for Keysight's automotive and energy solutions consists of design and measurement applications addressing the major transformational trends in these industries. These applications include the growth of electric and autonomous vehicles, the evolution of energy systems to incorporate alternative forms of generation and advanced control, and the many new subsystem and component technologies under development to enable and advance these trends.

Our automotive and energy customers include automotive original equipment manufacturers and Tier 1 and 2 suppliers, along with the component and subsystem suppliers that support them. We also count as customers the suppliers of alternative energy systems for green energy generation, storage, and control, as well as suppliers of enabling electronics technology such as high-power semiconductors and control systems.

Our customers are innovating in energy management and advanced cyber-physical control systems that are the building blocks of these complex and transformative systems. These customers, many of whom are pioneering new standards and capabilities involving the application of advanced communications, computing, and applied materials research, require advanced design, simulation, and measurement capability to fully explore these new application areas and enable the development of their products and services. They rely on Keysight's software-centric solutions to analyze and validate their concepts and products, thereby increasing their productivity and ultimately speeding the arrival of their products to market.

*Semiconductor*

The market for Keysight's semiconductor solutions consists of design and measurement applications to enable continued innovation in leading-edge semiconductors to address the demand for smaller, more power efficient, and highly integrated chips and chipsets. This innovation requires new approaches to design and measurement to enable realization of the design in the fab along with efficient testing at scale to preserve yield.

Our semiconductor customers are primarily design and production teams in semiconductor and capital equipment companies who are looking to differentiate their offerings by implementing innovative new silicon architectures and continuing to advance the state of the art in semiconductor device capability. These innovations are the foundation of advances in electronics that are powering many new technologies in today's high-tech world. These teams require close collaboration with their design and measurement solutions suppliers to continue to advance their capability in this challenging environment of ever-advancing complexity and scale. Keysight is a trusted supplier to the leaders in the semiconductor ecosystem as they engage with our solutions to enable their next-generation offerings.

*General Electronics*

The market for Keysight's general electronics solutions spans a broad set of design and measurement applications that enable electronics designers and manufacturers across a wide range of industrial and academic settings. These applications represent basic and advanced design, simulation, and measurement capability that support the electronics industry and is driven by digital transformation and the growth of connected devices (IoT), including consumer electronics, digital health applications, smart manufacturing, and the growth of digital classroom learning.

Our general electronics customers include design teams in leading and emerging companies that are innovating to bring higher levels of connectivity, utility, and automation, along with new business models, to their customers. In many cases they are embracing new communications technology and working to incorporate the latest electronics to enable longer battery life, higher performance, or other differentiators for their systems. Keysight's design and measurement solutions accelerate our customers' development and productization processes.

**The following discussions include information common to each of our businesses.**

**Competition**

Keysight operates in a highly competitive and rapidly changing global marketplace. We believe that our technology leadership serves as a competitive differentiator. The proprietary software and hardware technologies developed by our R&D technology centers around the world enable many Keysight products to deliver differentiated design and measurement solution capability to address our customers' engineering requirements. We compete with a variety of organizations that offer similar services and solutions, but none of our competitors offer the full range of product and services at the scale we do or serve all the same markets in the aggregate or by segment. Our competitors include companies or divisions of companies with substantial sales, marketing, research, and financial capabilities, as well as well-established regional competitors who are more specialized than we are in particular markets. We also face increased competition in a number of our served markets as a result of the entry of new competitors or consolidation among industries or customers. For a discussion of risks related to competition, please refer to "Item 1A. Risk Factors."

**Research and Development**

We are committed to investing in R&D and have focused our development efforts on strategic opportunities that align our business with available markets and position the company for growth. Our R&D investments focus on the development of first-to-market solutions with differentiated software and hardware, as well as improvements to existing software and hardware products to provide complete customer solutions addressing the evolving requirements of industries that we serve. We conduct R&D in four principal areas: enabling technologies, system design, simulation, and measurement, with the aim of building a strong foundation for next-generation and longer-term solutions. Our most significant technology development centers are in the United States (California, Colorado and Texas), India, Germany, Malaysia, Romania, China, Japan, Spain, Singapore, United Kingdom and France. We anticipate that we will continue to maintain R&D expenditures to deliver a continuous flow of innovative, high-quality customer solutions, products, and services.

**Sales**

Our Chief Customer Officer is responsible for developing and executing the company's customer-centric vision by enhancing the end-to-end customer experience, enabling customer success through the seamless delivery of first-to-market solutions to a diverse, global customer base, and expanding Keysight's go-to-market strategies across all regions and ecosystems. Our direct sales force focuses on addressing the needs of our global and regional customers by selling Keysight products, systems, solutions, software, and services. Keysight's direct sales force consists of sales and application engineers who have in-depth knowledge of the customers' business and technology needs. Our direct sellers concentrate on providing more complex, end-to-end solutions where customers require strategic consultation. Our application engineers bring deep solution and application expertise to provide a combination of consulting, systems integration and software engineering services that span all stages of the sale, deployment and support of our complex systems and solutions. We also have a global software subscription and renewals channel, selling our standalone enterprise software solutions including computer-aided engineering and design workflow solutions. Together, all of our direct sales organizations serve customers globally across the commercial communications, aerospace, defense, and government, automotive and energy, semiconductor and general electronics markets. More than 80 percent of our business comes from customer interactions with our direct sales organization.

To complement our direct sales force, we have over 800 agreements with channel partners around the world. These channel partners include resellers, manufacturer's representatives, and distributors. They serve thousands of customers across a wide range of end-user markets. They are expected to provide the same level of service and support as our direct sales force for the products they sell and generate new sales opportunities to extend our reach. In addition, we work with a number of strategic solution partners who add value to our products and solutions for certain verticals like network application and test. Electronic commerce and telesales channels are also in place for transactional, lower-touch sales.

## Marketing

Keysight Global Marketing builds the company brand and drives growth through programs that increase awareness, demand, and engagement for Keysight's design, simulation, emulation, and test solutions. We employ a multi-pronged marketing strategy to enhance brand equity, as well as proving our presence and thought leadership in existing and emerging markets, resulting in one powerful brand voice for Keysight. We fuel growth initiatives through online digital transformation, high-value content, new product launches, and sophisticated digital and physical demand generation programs tailored to local markets to attract new accounts and deepen relationships with existing customers. We continuously evolve our marketing practices and technology stack to support a data-driven approach to our sales and marketing initiatives. Our continued evolution includes a focus on intent-based marketing as we continue to adjust to how our prospects prefer to discover, learn, and buy.

## Manufacturing and Materials

We utilize a combination of both in-house manufacturing and contract manufacturers to maximize our productivity and our ability to respond to market conditions. Our in-house manufacturing efforts are focused on the highest value added, more complex and highly technical aspects of production. We use contract manufacturers for assembly and printed circuit board production. We have centralized manufacturing in Penang, Malaysia, our largest manufacturing facility, which focuses on the final assembly of our most sophisticated instruments and on tuning, calibration and test of instruments across the broader portfolio. Our other principal finished good manufacturing facilities are in California and Colorado in the United States, and Germany and Japan outside of the United States. We also operate three technology centers located in Santa Rosa, California; Colorado Springs, Colorado; and Boeblingen, Germany that collectively provide key components and sub-systems for our instruments, including microwave monolithic integrated circuits, thick and thin film circuits, optical components, high-speed probes, precision machining, and plating. Our technology centers provide a competitive advantage by developing and manufacturing differentiated technology components with performance levels that are not commercially available. We plan our supply chain based on forecasts, and generally manufacture and configure the finished products upon receipt of firm orders.

Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies, and raw materials, such as plastic resins and sheet metal. We purchase materials from various suppliers globally. Some of the parts that require custom design work are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Our long-term relationships with suppliers allow us to proactively manage technology road maps and product discontinuance plans and monitor their financial health. To address the potential disruption in, and other risks related to, our supply chain, we use a number of techniques, including qualifying multiple sources of supply and redesign of solutions for alternative components. In addition, while we generally attempt to keep our inventory at optimal levels, we do purchase incremental inventory as circumstances warrant to protect the supply chain.

For a further discussion of risks related to the manufacturing and materials and components required for our operations, please refer to "Item 1A. Risk Factors."

**Human Capital**

We have a diverse and inclusive work environment, where employees are offered challenging assignments, development opportunities, competitive salaries and a safe workplace. We believe our culture, which fosters employee inclusion, engagement, and innovation, is a competitive advantage. We are committed to maintaining a work environment founded on respect for all. As of October 31, 2024, we had approximately 15,500 employees worldwide. Of those employees, 5,100 are located in the Americas (including 4,900 in the United States), 3,400 are located in Europe, and 7,000 are located in Asia Pacific. Our total headcount includes employees of companies acquired by us during the fiscal year. All other metrics exclude employees of acquired companies until such time as employees are fully integrated into Keysight's human resources systems.

Our core values and culture reflect a commitment to ethical business practices and outstanding corporate citizenship. Our Keysight Standards of Business Conduct ("SBC") govern our dealings with our customers, competitors, suppliers, third-party partners, as well as with our fellow employees, and is available for review on our website.

*Oversight and Governance*

The Chief People and Administrative Officer ("CAO") is responsible for developing and executing the company's human capital strategy. The CAO is responsible for developing and integrating the company's diversity, equity, and inclusion priorities and strategy. The Chief Executive Officer and CAO regularly update our board of directors and the Compensation and Human Capital Committee on human capital matters. We provide multiple avenues for employee input. Our "Open-Door Policy" provides employees with direct access to any level of management to discuss ideas, get input on career development, and discuss concerns in a constructive manner.

*Hiring, Retention and Succession Planning*

Our talent acquisition and Human Resources teams work with business leaders to understand and align on how our business goals and strategies impact our talent needs.

We continue to develop our leadership capability. Succession planning sessions are conducted annually in each business and at many levels in the organization, including the executive level. Globally, many of our employees possessing valuable skills and historical information are eligible to retire. We have developed knowledge transfer practices and programs to enable us to retain critical knowledge.

The average tenure of our employees is 12.6 years. Our three-year average employee turnover rate was approximately 7.3 percent and has been lower than the industry average for the past five years.

*Diversity and Equal Employment Policy*

We are committed to maintaining a work environment that is free from harassment and discrimination. The value we place on culture helps us attract and retain the best talent and drive high performance through innovation and collaboration. In an effort to enable employees to be successful, we provide mentoring programs, inclusive benefits, access to employee network groups, and training for every stage of employment.

As of October 31, 2024, women represented 31.2 percent of our global workforce, and underrepresented minorities represented 45.8 percent of the United States workforce. The percentage of leadership positions (Officer, Senior Vice President, Vice President, Senior Manager, Integrating Manager, Operating Manager and Supervisor) held by women globally was 25.5 percent and the percentage of leadership positions held by underrepresented minorities in the United States was 40.6 percent. At the senior executive level (Officer, Senior Vice President, Vice President), 27.1 percent were women and 34.9 percent were underrepresented minorities. Our Board of Directors has eleven members, three of whom are women, and three are self-identified underrepresented minorities.

*Learning and Development*

We believe that learning is a lifelong pursuit that creates a mindset of professional growth and continuous improvement. We prioritize on-the-job learning through stretch assignments, development opportunities, and educational resources. Our employees have access to a wide range of programs, workshops, classes, and resources to help them excel in their careers.

*Compensation and Benefits*

We compensate employees with competitive wages and benefit programs designed to meet employee needs. Our compensation and benefit programs are designed to recognize our employees' contributions to value creation and business results. We seek to achieve pay parity across our organization and in 2024 maintained a worldwide women-to-men pay parity of nearly 1:1.

*Health, Safety and Wellness*

We strive to maintain a best-in-class work environment and provide a safe and healthy workplace for all employees. We accomplish this through strict compliance with applicable laws and regulations regarding workplace safety. We promote the health and wellness of our employees through our employee well-being programs, our employee and family assistance program focused on mental health awareness, and workplace accessibility and accommodations.

**Backlog**

Backlog represents the amount of revenue expected from orders that have already been booked, including orders for goods and services that have not been delivered to customers, orders invoiced but not yet recognized as revenue (booked as deferred revenue), and orders for goods that were shipped but not yet recognized, awaiting acceptance by customers and/or completion of a commitment to a customer. As of October 31, 2024, our backlog was approximately $2,375 million compared to approximately $2,290 million as of October 31, 2023. The increase in year-over-year backlog is driven by incremental backlog from acquired entities and other business activity. In accordance with our order acceptance policy, we continue to expect the majority of backlog to be recognized as revenue within six months. While backlog on any particular date can be an indicator of short-term revenue performance, it is not necessarily a reliable indicator of medium or long-term revenue performance.

**Intellectual Property**

We generate patent and other intellectual property rights covering significant inventions and other innovations in order to create a competitive advantage. Although we believe that our licenses, patents, and other intellectual property rights have value, in general no single license, patent, or other intellectual property right is in itself material, other than the Keysight mark.

**Government Regulations**

Our company is subject to various federal, state, local, and international laws and regulations relating to the development, manufacture, sale, and distribution of our products and solutions, and it is our policy to comply with the laws in every jurisdiction in which we conduct business. Regulations include, but are not limited to, those related to environment, corruption, bribery, import and export controls, competition, product safety, workplace health and safety, employment, labor, and data privacy. The following describes certain significant regulations that may impact our business. For additional information about the risks related to government regulations, please refer to "Item 1A. Risk Factors."

*Environmental Regulations*

Our R&D, manufacturing, and distribution operations involve the use of hazardous substances and are regulated under international, federal, state, and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulation imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental, and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated, and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state, and local laws regarding recycling, product packaging, and product content requirements. The environmental, product content/disposal, and recycling laws are gradually becoming more stringent and may cause us to incur additional costs in the future.

Some of our properties have been the subject of ongoing remediation by HP Inc. ("HP") for subsurface contamination that was known at the time of Agilent's separation from HP in 1999. In connection with Agilent's separation from HP, HP and Agilent entered into an agreement pursuant to which HP agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify Agilent with respect to claims arising out of that contamination. Agilent has assigned its rights and obligations under this agreement to Keysight in respect to facilities transferred to Keysight in our separation from Agilent on November 1, 2014 (the "Separation"). As a result, HP has access to a limited number of our properties to perform remediation. Although HP agreed to minimize interference with on-site operations at such properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. In connection with the Separation, Agilent will indemnify us directly for any liabilities related thereto. We cannot be sure that HP will continue to fulfill its remediation obligations or that Agilent will continue to fulfill its indemnification obligations. On December 17, 2021, Keysight and HP signed a restrictive covenant related to our Santa Rosa facility that prohibits certain uses of the property (such as running a daycare facility, hospital, or school) and terminates HP's remediation obligation related to that facility. HP's remediation obligations relating to Keysight's Colorado Springs facility are ongoing.

We maintain a comprehensive environmental site liability insurance policy that may cover certain clean-up costs or legal claims related to environmental contamination. This policy covers specified active, inactive and divested locations.

*Import/Export Regulations*

We sell products and solutions to customers all over the world and are required to comply with the U.S Export Administration Regulations and economic and trade sanctions programs that limit or ban sales into certain countries. Countries outside of the U.S. have implemented similar controls and sanction regulations. Together these controls and regulations may impose licensing requirements on exports of certain technology and software from the U.S. and may impact our ability to transact business in certain countries or with certain customers. We have developed compliance programs and training to prevent violations of these programs and regulations, and we regularly monitor changes in the law and regulations.

On August 3, 2021, we entered into a Consent Agreement with the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, Department of State ("DTCC") to resolve alleged violations of the Arms Export Control Act and the International Traffic in Arms Regulations ("ITAR"). Pursuant to the Consent Agreement, we were assessed a penalty of $6.6 million to be paid over three years, $2.5 million of which was suspended and designated for remediation activities over three years, including employment of a special compliance officer. The suspended portion of the penalty was satisfied by amounts spent on qualifying compliance activities. On April 23, 2024, we made the final payment on the penalty, bringing the total amount paid to $4.1 million. On May 3, 2024, we submitted a certification letter to the DTCC certifying that Keysight had implemented all aspects of the Consent Agreement and that Keysight's compliance program is adequate to identify, prevent, detect, correct, and report violations of the ITAR. On May 22, 2024, the DTCC closed the Consent Agreement based on this certification and their conclusion that Keysight had fulfilled the terms of the Consent Agreement.

In February 2022, the U.S. imposed economic sanctions and other restrictions on Russia following its invasion of Ukraine. As a result, after an initial suspension of operations in Russia, we permanently discontinued our Russian operations and are exiting Russia.

Changes in these or other import or export laws and regulations may restrict or further restrict our ability to sell certain products and solutions and may require us to develop additional compliance programs and training.

*Anti-Corruption Regulations*

As a result of our extensive international operations, we must comply with complex foreign and U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations. We have compliance policies, programs, and training to prevent non-compliance with such anti-corruption regulations in the U.S. and outside of the U.S. We monitor pending and proposed legislation and regulatory changes that may impact our business and develop strategies to address the changes and incorporate them into existing compliance programs.

*Data Privacy Regulations*

With extensive operations all over the world, we must comply with complex regulations governing data privacy, including the General Data Protection Regulation ("GDPR") in the European Union and data privacy regulations in other jurisdictions. These regulations require careful handling of internal data. We have internal data handling policies and practices to comply with global data privacy requirements, including GDPR and similar regulations, and devote resources to keep up with changing data privacy regulations. The risk of data privacy breaches cannot be entirely eliminated, creating risk of fines and penalties. Additionally, new laws, amendments, or interpretations of regulations, industry standards, and contractual obligations relating to data privacy may require us to incur additional costs related to compliance and may restrict our business operations.

*Health and Safety Regulations*

We are subject to and comply with health and safety laws and regulations in jurisdictions in which we operate. These regulations may differ by country, requiring us to keep track of varied and complex requirements. In the U.S. we are subject to federal and state Occupational Health and Safety laws as well as federal, state, and local requirements.

**Executive Officers of the Registrant**

The following is information regarding our executive officers as of December 1, 2024.

*Satish Dhanasekaran,* 52, has served as President and Chief Executive Officer of Keysight since May 2022. He served as Senior Vice President and Chief Operating Officer from October 2020 to May 2022. He was Senior Vice President and President of the Communications Solutions Group from July 2017 to October 2020. From May 2016 to July 2017, Mr. Dhanasekaran served as Keysight's Vice President and General Manager, Wireless Devices and Operators Business Unit. From June 2015 to May 2016, Mr. Dhanasekaran served as the General Manager of the Mobile Broadband Operation, and from November 2014 through June 2015, he led the marketing function for the Signal Analysis and Signal Sources Division.

*Neil Dougherty*, 55, has served as Executive Vice President and Chief Financial Officer since May 2022 and as Senior Vice President and Chief Financial Officer of Keysight from December 2013 to May 2022. From 2012 to December 2013, Mr. Dougherty served as Vice President and Treasurer of Agilent. He served as Senior Director in Agilent's Corporate Development Group from 2010 to 2012, and from 2006 to 2010, he served as Agilent's Assistant Treasurer.

*Ingrid Estrada*, 60, has served as Senior Vice President, Chief People and Administrative Officer and Chief of Staff since August 2017. Previously, she served as Keysight's Senior Vice President, Human Resources from December 2013 to August 2017. From 2011 to December 2013, she served as Vice President and General Manager of Global Sourcing of Agilent.

*Soon Chai Gooi*, 63, has served as Senior Vice President, Order Fulfillment and Digital Software Solutions since October 2020 and as Senior Vice President and President of the Electronic Industrial Solutions Group from November 2015 to October 2020. From December 2013 to November 2015, Mr. Gooi served as Senior Vice President of Order Fulfillment and Infrastructure for Keysight. Mr. Gooi served as President, from November 2012 to September 2013, and as Senior Vice President, from December 2011 to November 2012, of Agilent's Order Fulfillment and Supply Chain.

*Jason A. Kary*, 56, has served as Senior Vice President and President of the Electronic Industrial Solution Group since November 2024. He served as Vice President, Treasurer and Investor Relations of Keysight from December 2013 to November 2024. From March 2012 to December 2013, Mr. Kary served as Vice President of Finance and Group Chief Financial Officer, Life Sciences Group for Agilent Technologies, Inc. and from March 2010 to February 2012 as Vice President of Finance, Global Infrastructure and Enterprise Financial Planning and Analysis.

*Jeffrey Li*, 55, has served as Senior Vice President, General Counsel, and Secretary since July 2019. From December 2013 to July 2019, Mr. Li served as Vice President, Assistant General Counsel, and Assistant Secretary of Keysight, and as Senior Counsel of Agilent from 2011 to December 2013.

*Kailash Narayanan*, 51, has served as Senior Vice President and President of the Communications Solutions Group since November 2021. From November 2020 until November 2021, Mr. Narayanan served as President of the Commercial Communications business. He served as Vice President and General Manager, Wireless Test Business Unit, from September 2017 to November 2020, and was Vice President and General Manager, Wireless Devices from May 2016 to September 2017. From November 2014 to May 2016, Mr. Narayanan served as R&D Senior Manager of Mobile Broadband Operation.

*John Page, 60,* has served as Senior Vice President and President of Global Services since November 2015 and most recently served as Vice President of Business Finance of Keysight from February 2014 to November 2015. Prior to joining Keysight, Mr. Page served as the Chief Financial Officer of Nanosys, Inc. from 2010 to 2014.

*Lisa Poole*, 59, has served as Vice President, Corporate Controller and Principal Accounting Officer of Keysight since August 2023. From May 2022 to August 2023, Ms. Poole served as Vice President, Assistant Corporate Controller. Ms. Poole served as Senior Director, Global Financial Reporting and Compliance from May 2021 to May 2022, and from March 2014 to May 2021, she served as the Director, External Financial Reporting.

*Mark Wallace,* 59, has served as Senior Vice President, Chief Customer Officer since September 2022 and as Senior Vice President of Worldwide Sales from November 2016 to September 2022. From November 2014 to November 2016, Mr. Wallace served as Vice President and General Manager of Americas Field Operations. From November 2011 to November 2014, he served as Americas Field Operations Vice President of Agilent's Electronic Measurement Group.

*Sung (Steve) J. Yoon, 58,* has served as Senior Vice President, Global Sales since November 2024. Mr. Yoon served as Vice President, Americas Sales Operations from February 2021 to November 2024. From May 2016 to February 2021, he served as a National Sales Manager in the Americas Sales Organization. Prior 2016, Mr. Yoon served in various district and regional sales management roles.

**Investor Information**

We are subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"). Therefore, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers.

You can access financial and other information at our Investor Relations website at www.investor.keysight.com. We make available, free of charge, printed copies of our annual report on Form 10-K, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

Our Corporate Governance Guidelines, the charters of our Audit and Finance Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee, and Executive Committee, as well as our SBC and Corporate Social Responsibilities reports are available on our website at www.investor.keysight.com under "Corporate Governance." These items are also available in print to any stockholder in the United States and Canada who requests them by calling (800) 829-4444. This information is also available by writing to the company at the address on the cover of this Annual Report on Form 10-K.

**Item 1A.  Risk Factors**

**Risks, Uncertainties and Other Factors That May Affect Future Results**

**Risks Related to Our Business**

***Uncertainty in general economic conditions may adversely affect our operating results and financial condition.***

Our business is sensitive to negative changes in general economic conditions, both inside and outside the United States. Global and regional economic uncertainty, inflation and potential recession has and may continue to impact our business, resulting in:

- increased cost to manufacture products or deliver solutions;

- reduced customer purchasing power;

- reduced demand for our solutions and services and reduced, delayed or canceled orders;

- increased risk of excess and obsolete inventory;

- increased price pressure on our solutions and services; and

- greater risk of impairment to the value, and a detriment to the liquidity, of our future investment portfolio.

In addition, global and regional macroeconomic developments, such as increased unemployment, uncertainty related to future economic activity, volatility in financial markets, reduced access to credit, changing interest rates, volatility in capital markets, decreased liquidity, uncertain or destabilizing national elections and reactions to national election results, political violence and unrest in the U.S., the U.K., Europe, and Asia, and negative changes or volatility in general economic conditions in the U.S., Europe, and Asia could negatively affect our ability to conduct business in those territories. Financial difficulties experienced by our suppliers and customers due to economic volatility could result in product delays, reduced purchasing power, delays in payment or inability to pay us, and inventory issues. Economic risks related to accounts receivable could result in delays in collection and greater bad debt expense.

***Economic, political, and other risks associated with international sales and operations could adversely affect our results of operations.***

Because we operate our businesses and sell our solutions worldwide, our businesses are subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a majority of our total revenue. However, there can be no assurances that our international sales will continue at existing levels or grow in accordance with our effort to increase foreign market penetration. In addition, many of our employees, contract manufacturers, suppliers and manufacturing facilities are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including, but not limited to:

- inability to conduct business in certain countries or regions or with certain customers due to U.S. sanctions or trade restrictions;

- inability to sell certain products, technologies, or services to countries, regions, facilities, or customers due to sanctions or trade restrictions;

- changes in a specific country's or region's political, economic or other conditions, including but not limited to changes that favor national interests and economic volatility;

- negative consequences from changes in tax laws;

- difficulty in protecting intellectual property;

- injunctions or exclusion orders related to intellectual property disputes;

- interruptions to transportation flows for delivery of parts to us and finished goods to our customers;

- changes in foreign currency exchange rates;

- difficulty in staffing and managing foreign operations;

- local competition;

- differing labor regulations;

- unexpected changes in regulatory requirements;

- conflicting regulatory requirements within the jurisdictions in which we operate;

- inadequate local infrastructure;

- potential incidences of corruption and fraudulent business practices; and

- volatile geopolitical turmoil, including popular uprisings, regional conflicts, terrorism, and war.

We centralize most of our accounting processes at two locations: India and Malaysia. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

Further, even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage similar risks.

***Economic and political policies favoring national interests could adversely affect our results of operations.***

Nationalistic economic policies and political trends such as opposition to globalization and free trade, sanctions or trade restrictions, including those on advanced computing and semiconductor manufacturing, withdrawal from or re-negotiation of global trade agreements, tax policies that favor domestic industries and interests, and other similar actions may result in conflicting local or regional requirements, increased transaction costs, reduced ability to hire employees, reduced access to supplies and materials, reduced demand or access to customers, and inability to conduct our operations as they have been conducted historically. Each of these factors may adversely affect our business.

International trade disputes and increased tariffs between the United States and the United Kingdom, the European Union, Singapore, Malaysia and China, among other countries could substantially change our expectations and ability to operate in such jurisdictions as we have done historically. Many of our suppliers, vendors, customers, partners, and other entities with whom we do business have strong ties to doing business in China. Their ability to supply materials to us, buy products or services from us, or otherwise work with us is affected by their ability to do business in China. If the U.S.'s relationship with China results in additional trade disputes, trade protection measures, retaliatory actions, tariffs and increased barriers, policies that favor domestic industries, or increased import or export licensing requirements or restrictions, then our deployment of resources in jurisdictions affected by such measures could be misaligned and our operations may be adversely affected due to such changes in the economic and political ecosystem in which our suppliers, vendors, customers, partners, and other entities with whom we do business operate.

***Volatile geopolitical turmoil, including popular uprisings, regional conflicts, terrorism and war could result in market instability, which could negatively impact our business results.***

We are a global company with international operations, and we sell our products and solutions in countries throughout the world. Regional conflicts, including the Russian invasion of Ukraine, which resulted in economic sanctions and the decision to discontinue our operations in Russia, the war between Israel and Hamas, and the risk of increased tensions between China and Taiwan, could limit or prohibit our ability to transfer certain technologies, to sell our products and solutions, and could result in additional closure of facilities in sanctioned countries. In addition, international conflict could further result in global or regional market instability; increased energy costs, which could increase the cost of manufacturing, selling and delivering products and solutions; and increased risk of cybersecurity attacks, which could adversely impact our financial results.

***Our operating results and financial condition could be harmed if the markets into which we sell our solutions decline or do not grow as anticipated.***

Visibility into our markets is limited. Our quarterly sales and operating results are highly dependent on the volume and timing of technology-related spending and orders received during the fiscal quarter, which are difficult to forecast and may be cancelled by our customers. In addition, our revenues and earnings forecasts for future fiscal quarters are often based on the expected seasonality or cyclicality of our markets. However, due to factors such as inflation, the potential for recession, increased geopolitical tensions, including regional conflict and war, the markets we serve may experience increased volatility and may not experience the seasonality or cyclicality that we expect. Our customers' markets may also be affected by changes in the legal regulatory regime. If our customers' markets decline, orders may decline, may be delayed or cancelled, and we may not be able to collect on outstanding amounts due to us. Such declines could harm our financial position, results of operations, cash flows and stock price, and could limit our profitability. In such an environment, pricing pressures could intensify. Since a significant portion of our operating expenses is relatively fixed in nature due to sales, R&D and manufacturing costs, if we were unable to respond quickly enough, these pricing pressures could further reduce our operating margins.

***A decreased demand for our customers' products or trade restrictions could adversely affect our results of operations.***

Our business depends on our customers' ability to manufacture, design, and sell their products in the marketplace. International trade disputes affecting our customers could adversely affect our business. Tariffs on imports to or from China could increase the cost of our customers' components and raw materials, which could make our customers' products and services more expensive and could reduce demand for our customers' products. Protectionist and retaliatory trade measures by either China or the United States could limit our customers' ability to sell their products and services and could reduce demand for our customers' products. Our customers and other entities in our customer chain could decide to take actions in response to international trade disputes that we could not foresee. A decrease in demand or significant change in operations from our customers due to international trade disputes could adversely affect our operating results and financial condition.

Our customers and suppliers have at times become subject to U.S. export restrictions and sanctions, such as being added to the U.S. Department of Commerce's "Lists of Parties of Concern" and having U.S. export privileges denied or suspended. When a customer or supplier of ours becomes subject to such sanctions, we suspend our business with such customer or supplier. Because of the continued tense political and economic relationship between the U.S. and China and between the U.S. and Russia, new restrictions or sanctions have been imposed with little notice, which could leave us without an adequate alternative solution to compensate for our inability to continue to do business with such customer or supplier. Some of our suppliers and customers in the supply chain are working on unique solutions and products in the market, and it may be difficult if not impossible to replace them, especially with short notice. We cannot predict what impact future sanctions could have on our customers or suppliers, and therefore, our business. Any export restrictions or sanctions and any tariffs or other trade restriction imposed on our customers or suppliers could adversely affect our financial condition and business.

***Failure to introduce successful new solutions and services in a timely manner to address increased competition, rapid technological changes, and changing industry standards could result in our solutions and services becoming obsolete.***

We generally sell our solutions in industries that are characterized by increased competition through frequent new solution and service introductions, rapid technological changes and innovations and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new solutions, services and enhancements, our solutions and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. Our ability to offer new solutions and services and to deploy them in a timely manner depend on several factors, including, but not limited to, our ability to:

- properly identify and assess customer needs;

- innovate and develop new technologies, applications and solutions;

- successfully commercialize new technologies in a timely manner;

- manufacture and deliver our solutions in sufficient volumes and on time;

- differentiate our offerings from our competitors' offerings;

- price our solutions competitively;

- anticipate our competitors' development of new solutions, services or technological innovations; and

- control product quality in our manufacturing process.

***Our future operating results may fluctuate significantly if our investments in innovative technologies are not as profitable as we anticipate.***

On a regular basis, we review the existing technologies available in the market and identify strategic new technologies to develop and invest in. We devote significant resources to develop new technologies in the communications, aerospace and defense, automotive and Internet of Things. We invest in R&D, grow and deepen relationships with customers and suppliers, and direct our corporate and operational resources to develop innovative technologies. Our financial results could be harmed if we fail to expand our customer base, if demand for our solutions is lower than we expect, or if our revenue related to our innovative technologies is lower than we anticipate. We provide solutions for the design, development, and manufacturing stages of our customers' workflow. Our customers who currently use our solutions in one stage of their workflow may not use our solutions in other aspects of their manufacturing process.

***Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.***

Our income could be harmed if we are unable to adjust our purchases to address market fluctuations, including those caused by volatile global economic conditions, geopolitical conflict, or the seasonal or cyclical nature of the markets in which we operate. The sale of our solutions and services are dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile, making demand difficult to anticipate. Making such estimations in an economic climate affected by inflation or potential recession, fluctuations in global currency, geopolitical tension and war is particularly difficult as increased volatility may impact seasonal trends making it more difficult to anticipate demand fluctuations. Supply chain fluctuations could impact our ability to purchase parts and components. Some parts require custom design and may not be readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we would be forced to re-engineer our solution. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancellable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for electronic products has decreased. If demand for our solutions is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

***Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring solutions to market and damage our reputation. Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively***

As part of our efforts to streamline operations and to cut costs, we outsource aspects of our manufacturing processes and other functions and continue to evaluate additional outsourcing. If our contract manufacturers or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring solutions to market and our reputation could suffer. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis. The ability of these manufacturers to perform is largely outside of our control. Additionally, changing or replacing our contract manufacturers or other outsourced vendors could cause disruptions or delays. We outsource significant portions of our information technology (''IT'') and other administrative functions. Since IT is critical to our operations, any failure of our IT providers to perform could impair our ability to operate effectively. Problems with manufacturing or IT outsourcing could result in lower revenues and unrealized efficiencies and could impact our results of operations and stock price. Much of our outsourcing takes place in developing countries and, as a result, may be subject to heightened geopolitical uncertainty.

***Our operating results may suffer if our manufacturing capacity does not match the demand for our solutions.***

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand is lower than our expectations, our manufacturing capacity will likely exceed our production requirements. During a general market upturn or an upturn in our business, if we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner, which could lead to order cancellations, contract breaches or indemnification obligations. This inability could materially and adversely limit our ability to improve our income, margins and operating results. By contrast, if, during an economic downturn, we had excess manufacturing capacity, then our fixed costs associated with excess manufacturing capacity would adversely affect our income, margins and operating results.

***Key customers or large orders may expose us to additional business and legal risks that could have a material adverse impact on our operating results and financial condition.***

As a global company, we have key customers all over the world, although no one customer makes up more than 10 percent of our revenue. Sales to those customers could be reduced or eliminated as a result of failure to respond to customer needs, reduced customer demand, increased sales to our competitors, inability to manufacture or ship products and solutions, supply chain constraints, trade restrictions, sanctions and embargoes. We have experienced forced reductions in sales and been prevented from selling large orders to certain key customers due to trade restrictions, which we have been able to mitigate with the addition of new customers and new business. If we have future reductions in sales or lose key customers, there is no guarantee that we will be able to mitigate the impact of such reductions or losses, which could negatively impact our income, operating results and financial condition.

Certain key customers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may demand contract terms that differ considerably from our standard terms and conditions. Large orders may also include severe contractual liabilities if we fail to provide the quantity and quality of product at the required delivery times or fail to meet other obligations. While we attempt to contractually limit our potential liability, we may agree to some or all of these provisions to secure these orders and grow our business. Such actions expose us to significant additional risks, which could result in a material adverse impact on our operating results and financial condition.

***Industry consolidation and consolidation among our customer base may lead to increased competition and may harm our operating results.***

There is potential for industry consolidation in our markets. As companies attempt to expand, strengthen or hold their market positions in an evolving industry, companies could be acquired or may be unable to continue operations. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. Industry consolidation may result in stronger competitors and could lead to more variability in our operating results and could have a material adverse effect on our business, operating results, and financial condition. Furthermore, particularly in the communications market, rapid consolidation would lead to fewer customers, with the effect that loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants.

Additionally, if there is consolidation among our customer base, our customers may be able to command increased leverage in negotiating prices and other terms of sale, which could adversely affect our profitability. If, as a result of increased leverage, customer pressures require us to reduce our pricing such that our gross margins are diminished, we could decide not to sell our solutions under such less favorable terms, which would decrease our revenue. Consolidation among our customer base may also lead to reduced demand for our solutions, replacement of our products by the combined entity with those of our competitors and cancellations of orders, each of which could harm our operating results.

***Our acquisitions, strategic alliances, joint ventures, internal reorganizations and divestitures may result in financial results that are different than expected.***

In the normal course of business, we may engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. Additionally, we occasionally make changes to our internal structure to align business products, services and solutions with market demands and to obtain cost synergies and operational efficiencies. As a result of such transactions, our financial results may differ from our own or the investment community's expectations in a given fiscal quarter, or over the long-term. If market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions or reorganizations. Further, such third-party transactions often have post-closing arrangements, including, but not limited to, post-closing adjustments, transition services, escrows or indemnifications, the financial results of which can be difficult to predict. Acquisitions and strategic alliances may require us to integrate a different company culture, management team, employees and business infrastructure into our existing operations without impacting the business operations of the newly acquired company. We may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances performance and expands the markets of the newly acquired company. The acquired company may not enhance the performance of our businesses or product lines such that we do not realize the value from expected synergies. Depending on the size and complexity of an acquisition, the successful integration of the entity depends on a variety of factors, including but not limited to:

- the achievement of anticipated cost savings, synergies, business opportunities and growth prospects from combining the acquired company;

- the scalability of production, manufacturing and marketing of products of a newly acquired company to broader adjacent markets;

- the ability to cohesively integrate operations, product definitions, price lists, contract terms and conditions, delivery, and technical support for products and solutions of a newly acquired company into our existing operations;

- the compatibility of our infrastructure, operations, policies and organizations with those of the acquired company;

- the retention of key employees and/or customers;

- the management of facilities and employees in different geographic areas; and

- the management of relationships with our strategic partners, suppliers, and customer base.

If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted. Additionally, we may record significant goodwill and other assets as a result of acquisitions or investments, and we may be required to incur impairment charges, which could adversely affect our consolidated financial position and results of operations.

***Any inability to complete acquisitions on acceptable terms could negatively impact our growth rate and financial performance.***

Our ability to grow revenues, earnings and cash flow depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies and business performance. Appropriate targets for acquisition are difficult to identify and complete for a variety of reasons, including, but not limited to, limited due diligence, high valuations, difficulty obtaining business and intellectual property evaluations, other interested parties, negotiations of the definitive documentation, satisfaction of closing conditions, the need to obtain antitrust or other regulatory approvals on acceptable terms, and availability of funding. The inability to close appropriate acquisitions on acceptable terms could adversely impact our growth rate, revenue, and financial performance.

***We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions, and such financing may not be available on terms favorable to us, if at all, and may be dilutive to existing shareholders.***

We may need to seek additional financing for our general corporate purposes. For example, we may need to increase our investment in R&D activities or need funds to make acquisitions. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance solutions or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations and ability to pay dividends due to restrictive covenants.

***We have outstanding debt and may incur other debt in the future, which could adversely affect our financial condition, liquidity and results of operations.***

We currently have outstanding debt as well as availability to borrow under a revolving credit facility. We may borrow additional amounts in the future and use the proceeds from any future borrowing for general corporate purposes, future acquisitions, expansion of our business or repurchases of our outstanding shares of common stock.

Our incurrence of debt, and increases in our aggregate levels of debt, may adversely affect our operating results and financial condition by, among other things:

- requiring a portion of our cash flow from operations to make interest payments on outstanding debt;

- increasing our vulnerability to general adverse economic and industry conditions;

- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business; and

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry.

Our current revolving credit facility imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, the indenture governing our senior notes contains covenants that may adversely affect our ability to incur certain liens. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

***Volatility in currency exchange rates could adversely impact our financial results.***

A substantial amount of our solutions are priced and paid for in U.S. Dollars, although many of our solutions are priced in local currencies and a significant amount of certain types of expenses, such as payroll, utilities, tax and marketing expenses, are paid in local currencies and could be impacted by significant currency exchange rate fluctuations. Our hedging programs are designed to reduce, but not entirely eliminate, within any given 12-month period, the impact of currency exchange rate movements, including those caused by currency controls, which could impact our business, operating results and financial condition by resulting in lower revenue or increased expenses. However, for expenses beyond a 12-month period, our hedging strategy will not mitigate our exchange rate risk. In addition, our currency hedging programs involve third-party financial institutions as counterparties. The weakening or failure of these counterparties may adversely affect our hedging programs and our financial condition through, among other things, a reduction in the number of available counterparties, increasingly unfavorable terms or the failure of counterparties to perform under hedging contracts.

***We are or will be subject to ongoing tax examinations of our tax returns by the IRS and other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition and liquidity.***

We are or will be subject to ongoing tax examinations of our tax returns by the IRS and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. Intercompany transactions associated with the sale of inventory, services, intellectual property and cost sharing arrangements are complex and affect our tax liabilities. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in multiple jurisdictions. The outcomes of these tax examinations could have an adverse effect on our operating results and financial condition. Due to the complexity of tax contingencies, the ultimate resolution of any tax matters related to operations may result in payments greater or less than amounts accrued.

***Our effective tax rate may be adversely impacted by changes in our business mix or changes in the tax legislative landscape.***

Our effective tax rate may be adversely impacted by, among other things, changes in the mix of our earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets, and changes in tax laws. We cannot give any assurance as to what our effective tax rate will be in the future because, among other things, there is uncertainty regarding the tax policies of the jurisdictions where we operate. Changes in tax laws, such as tax reform in the United States or changes in tax laws resulting from the Organization for Economic Co-operation and Development's ("OECD") multi-jurisdictional plan of action to address "base erosion and profit shifting" and the taxation of the "Digital Economy," could impact our effective tax rate.

On June 14, 2019, the U.S. Department of the Treasury ("Treasury") issued final regulations relating to Global Intangible Low Taxed Income ("GILTI") under IRC § 951A (the "tax regulations"). The tax regulations contained language which disallowed GILTI tax deductions for intangible asset amortization resulting from the Singapore restructuring completed in 2018. During the third quarter of fiscal year 2024, the company concluded, in response to recent U.S. Supreme Court decisions on a number of relevant cases, the evolving global tax landscape and other changes in circumstances, that Treasury exceeded regulatory authority and the intangible asset amortization should be deductible. The company amended its U.S. federal income tax returns for the open tax years to claim the deduction and recognized the discrete benefit in the consolidated financial statements. The GILTI tax benefit for the fiscal year 2024 amortization is included in the annual effective tax rate, and the Singapore intangible assets will continue to be amortized for GILTI tax purposes until 2033.

The company believes the position meets the more likely than not recognition threshold. The company intends to vigorously defend its position. The outcome cannot be predicted with certainty. If we are ultimately unsuccessful in defending our position, we may be required to reverse the benefit previously recorded, which may impact our financial statements and our profitability in the quarter in which such a reversal is required.

***If tax laws or incentives change or cease to be in effect, our income taxes could increase significantly.***

We are subject to federal, state, and local taxes in the United States and numerous foreign jurisdictions. We devote significant resources to evaluating our tax positions and our worldwide provision for taxes. Any changes to the positions we have taken could result in an impact to our financial statements. Our financial results and tax treatment are susceptible to changes in tax, accounting, and other laws, including the Inflation Reduction Act and The Tax Cuts and Jobs Act in the U.S, regulations, principles, and interpretations in the United States and in other jurisdictions where we do business. With the existence of economic and political policies that favor domestic interests, it is possible that more countries will enact tax laws that either increase the tax rates, or reduce or change the tax incentives available to multinational companies. Upon a change in tax laws in any territory where we do significant business, we may not be able to maintain our current tax rate or qualify for or maintain the benefits of any tax incentives offered, to the extent such incentives are offered.

Keysight benefits from tax incentives in several jurisdictions, most significantly in Singapore and Malaysia. The Malaysia tax incentive expires October 31, 2025. The former Singapore tax incentive expired July 31, 2024. We entered into a new Singapore tax incentive agreement effective August 1, 2024. The tax incentives provide lower rates of taxation on certain classes of income and require thresholds of investments and employment in those jurisdictions. If we cannot or do not wish to satisfy all or portions of the tax incentives conditions, we will lose the related tax incentives and could be required to refund the benefits that the tax incentives previously provided. We believe that we will satisfy such conditions, but cannot guarantee that the tax environment will not change or that such conditions will be satisfied.

Our taxes could increase if the existing Malaysia incentive is revoked or not renewed upon expiration. We cannot guarantee that we will qualify for any new incentive regime that may exist going forward. As a result, our effective tax rate could be higher than it would have been had we renewed the tax incentive and could harm our operating results after tax.

***If we suffer a loss to our factories, facilities or distribution system due to a catastrophic event, including events caused by the effects of climate change, our operations could be significantly harmed.***

Our factories, facilities and distribution system are vulnerable to catastrophic loss due to natural or man-made disasters. Volatile changes in weather conditions, including extreme heat or cold, could increase the risk of wildfires, floods, blizzards, hurricanes and other weather-related disasters, which can cause power outages and network disruptions that may impact operations and our ability to manufacture and ship products, which may negatively impact revenue. In addition, several of our facilities could be subject to a catastrophic loss caused by earthquake or other natural disasters due to their locations. For example, our production facilities, headquarters and laboratories in California and our production facilities in Japan are all located in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. Since we have consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. Even where insured, there is a risk that an insurer may deny or limit coverage or may become financially incapable of covering claims. Also, our third-party insurance coverage will vary from time to time in both type and amount depending on availability, cost and our decisions with respect to risk retention. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain third-party insurance. If our third-party insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at a greater risk that our operations will be harmed by a catastrophic loss.

***Our commitment to net zero emissions in company operations by fiscal year 2040 will be subject to significant costs and regulations, which could impact business operations, processes, revenue, and reputation.***

In May 2021, the company disclosed its commitment to achieving net zero Scope 1 and Scope 2 emissions by the end of fiscal year 2040. The company plans to meet this commitment by reducing energy consumption through efficiency and conservation measures, investments in renewable energy and selective purchase of certified offsets for residual emissions. The company also committed in September 2021 to developing approved science-based targets in line with limiting global warming to 1.5 degrees Celsius above pre-industrial levels. In addition to Scope 1 and Scope 2 emissions defined by our net zero goal, the company has developed Scope 3 reduction and engagement targets across relevant categories as part of our commitment to science-based targets, which were approved by Science Based Target Initiative ("SBTi") on October 27, 2023. The development and implementation of goals and targets may require significant and expensive capital improvements, changes in product development, manufacturing processes and shipping methods. These changes may materially increase the cost to manufacture and ship products and solutions, result in price increases to customers, reduce product or solution performance, and create customer dissatisfaction, potentially adversely impacting our revenue and profitability.

Achieving net zero emissions goals and targets may entail compliance with evolving laws and regulatory requirements, which may cause us to change or reconfigure facilities and operations to meet regulatory standards. If operations are out of compliance, we may be subject to civil or criminal actions, fines and penalties and be required to make significant changes to facilities and operations and temporarily or permanently shut down non-compliant operations, which could result in business disruption and significant unexpected expense, delays in or inability to develop, manufacture and ship products and solutions, customer dissatisfaction, loss of revenue and damage to our reputation.

If we are unable to sufficiently reduce Scope 1 and Scope 2 emissions through energy reduction measures or our investments in renewable energy are not successful, we may fail to achieve our net zero emission commitment by fiscal year 2040. If we are unable to achieve Scope 3 reduction and engagement targets, we may fail to achieve our commitment to science-based targets. Failing to achieve the company's net zero or science-based targets commitments could result in regulatory non-compliance, criminal or civil actions against us, assessment of fees and penalties, inability to develop, manufacture and ship products, customer dissatisfaction with our products and solutions, reduced revenue and profitability, shareholder lawsuits and damage to our reputation.

***Third parties may claim that we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling solutions or services.***

From time to time parties have claimed that one or more of our solutions or services infringe their intellectual property rights. We analyze and take action in response to such claims on a case-by-case basis. On January 1, 2022, Centripetal Networks filed a lawsuit in Federal District Court in Virginia, alleging that certain Keysight products infringe certain of Centripetal's patents. In addition, in February 2022, Centripetal filed complaints in Germany alleging infringement of certain of Centripetal's German patents, and in April 2022, Centripetal filed a complaint with the International Trade Commission ("ITC") requesting that they investigate whether Keysight violated Section 337 of the Tariff Act ("Section 337") and should be enjoined from importing certain products that are manufactured outside of the U.S. which are alleged to infringe Centripetal patents. On December 5, 2023, the ITC issued its Notice of Determination that Keysight did not unfairly import products in violation of Section 337 and the investigation was terminated. Centripetal has appealed this determination. On August 21, 2024, Keysight was served in Germany with a complaint filed in the Unified Patent Court alleging that certain Keysight products sold in Germany, France, Italy and the Netherlands infringe a European Centripetal patent. Although we deny the allegations and are aggressively defending each case, the outcome of existing proceedings, lawsuits and claims may differ from our expectations because the outcomes of litigation are often difficult to reliably predict.

Disputes and litigation regarding patents or other intellectual property are costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from business operations. Claims of intellectual property infringement could cause us to enter into a costly or restrictive license agreement (which may not be available under acceptable terms, or at all), require us to redesign certain of our solutions (which would be costly and time-consuming) and/or subject us to significant damages or an injunction against the development, sale and importation of certain solutions or services. In certain of our businesses, we rely on third-party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on terms favorable to us or at all.

***Third parties may infringe our intellectual property rights, and we may suffer competitive injury or expend significant resources enforcing our intellectual property rights.***

Our success depends in part on our proprietary technology, including technology we obtained through acquisitions. We rely on various intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as confidentiality provisions and licensing arrangements, to establish our proprietary rights. If we do not enforce our intellectual property rights successfully, our competitive position may suffer, which could harm our operating results.

Our pending patent, copyright and trademark registration applications may not be allowed or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us with a significant competitive advantage. Different jurisdictions vary widely in the level of protection and priority they give to trademark and other intellectual property rights.

We may be required to spend significant resources monitoring our intellectual property rights, and we may or may not be able to detect infringement of such rights by third parties. Our competitive position may be harmed if we cannot detect infringement and enforce our intellectual property rights in a timely manner, or at all. Intellectual property rights and our ability to enforce them may be unavailable or limited in some countries, which could make it easier for competitors to infringe our intellectual property rights and could result in lost revenues to the company. Furthermore, some of our intellectual property is licensed to others, which allows them to compete with us using that intellectual property.

***If we experience a significant cybersecurity attack or disruption in our IT systems or our products, our business, reputation, and operating results could be adversely affected.***

We rely on several centralized IT systems as well as cloud-based service providers to provide solutions and services, maintain financial records, retain sensitive data such as intellectual property, proprietary business information, and data related to customers, suppliers, and business partners, process orders, manage inventory, process shipments to customers and operate other critical functions. The ongoing maintenance and security of this information is pertinent to the success of our business operations and our strategic goals.

Despite the implementation of network security measures by us and our third-party service providers, our network and our data may be vulnerable to cybersecurity attacks, computer viruses, break-ins and similar disruptions. Our network security measures include, but are not limited to, the implementation of firewalls, antivirus protection, patches, log monitors, routine backups, offsite storage, network audits, employee training and routine updates and modifications. Despite our efforts and those of our service providers to create these security barriers, as new threats emerge it is virtually impossible to entirely eliminate this risk. Cybersecurity attacks are evolving and include, but are not limited to, ransomware attacks, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. Any such event could have a material adverse effect on our business, reputation, operating results and financial condition, and no assurance can be given that efforts to reduce the risk of such attacks will be successful.

Our products may contain vulnerabilities that could be exploited by cybersecurity attackers, allowing them to introduce malicious code into our products to gain access to customer networks. Such attacks could lead to disruptions to our customers' operations or processes, system downtime, financial loss, loss of their intellectual property, business information and proprietary data, or corruption of data, which could impact Keysight's reputation, and result in loss of confidence in our products, loss of orders, and loss in revenue, which could materially impact our financial results. We proactively scan for vulnerabilities in our product lines. When vulnerabilities are discovered, we respond with a predefined Product Security Response Process to address the vulnerability, but we cannot eliminate the possibility of a successful cybersecurity attack or exploitation of undiscovered vulnerabilities.

In an effort to improve information security, governments may enact rules, regulations, standards and attestation requirements. These requirements may be unclear, onerous, and compliance may be burdensome and costly. Additionally, the requirements may vary from jurisdiction to jurisdiction and may include differing or conflicting requirements. Compliance with the requirements could impact both the order availability of existing products as well as the introduction timing of new products, which could cause customers to stop purchasing our solutions and could impact our revenue and profits. The failure to comply with such requirements, once enacted, may result in lost orders, reduced revenue, fines, penalties and damage to our reputation.

In addition, our IT systems and those of our service providers may be susceptible to damage, disruptions, instability, or shutdowns due to power outages, hardware failures, telecommunication failures, user errors, implementation of new operational systems or software or upgrades to existing systems and software, catastrophes, or other unforeseen events. Such events could result in the disruption of business processes, network degradation and system downtime, along with the potential that a third party will exploit our critical assets, such as intellectual property, proprietary business information and data related to our customers, suppliers and business partners. Further, such events could result in loss of revenue, loss of or reduction in purchase orders, inability to report financial information, litigation, regulatory fines and penalties, and other damage that could have a material impact on our business operations. To the extent that such disruptions occur, our customers and partners may lose confidence in our solutions, and we may lose business or brand reputation, resulting in a material and adverse effect on our business operating results and financial condition.

***Our business will suffer if we are not able to retain and hire key personnel.***

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel, including personnel joining our company through acquisitions. The markets in which we operate are dynamic, and from time to time we may need to respond with reorganizations, reductions in workforce, salary freezes or reductions, or site closings. We believe our compensation packages are competitive within the regions in which we operate. If we fail to retain key personnel and are unable to hire highly qualified replacements, we may not be able to meet key objectives, such as launching effective product innovations, meeting financial goals and maintaining or expanding our business.

***If we fail to maintain satisfactory compliance with certain regulations, we may be subject to substantial negative financial consequences and civil or criminal penalties.***

We and our customers are subject to various significant international, federal, state and local regulations, including, but not limited to, export regulations, sanctions and embargoes, packaging, data privacy, product content, environmental, health and safety and labor. These regulations are complex, change frequently and may become more stringent over time. We have been required to incur significant expenses to comply with these regulations and to remedy violations of certain import/export regulations. Any future failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, high financial penalties, product recalls or impositions of fines, and restrictions on our ability to carry on or expand our operations. If demand for our solutions is adversely affected or our costs increase, our business would suffer.

Our R&D, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. We apply strict standards for protection of the environment and occupational health and safety inside and outside the United States, even where not subject to regulation imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental and occupational health and safety laws. In spite of these efforts, no assurance can be given that we will be compliant with all applicable environmental and workplace health and safety laws and regulations and violations could result in civil or criminal sanctions, fines and penalties.

We have developed internal data handling policies and practices to comply with the General Data Protection Regulation ("GDPR") in the European Union and data privacy regulations similar to GDPR in other jurisdictions. Our existing business strategy does not rely on aggregating or selling personally identifiable information, and as a general matter Keysight does not process personally identifiable information on behalf of our customers. We devote resources to keep up with the changing regulatory environment on data privacy in the jurisdictions where we do business. Despite our efforts, no assurance can be given that we will be compliant with data privacy regulations. New laws, amendments, or interpretations of regulations, industry standards, and contractual obligations relating to data privacy may require us to incur additional costs and restrict our business operations. If we fail to comply with GDPR or other data privacy regulation, we may be subject to significant financial fines and civil or criminal penalties, and may suffer damage to our reputation or brand, which could adversely affect our business and financial results.

In addition, our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

***Failure to comply with anti-corruption laws could adversely affect our business and result in financial penalties.***

Because we have extensive international operations, we must comply with complex foreign and U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations. Although we actively maintain policies and procedures designed to ensure ongoing compliance with these laws and regulations, there can be no assurance that our employees, contractors or agents will not violate these policies and procedures. Violations of these laws and regulations could result in fines and penalties, criminal sanctions, restrictions on our business conduct and on our ability to offer our solutions in one or more countries, and could also materially affect our brand, ability to attract and retain employees, international operations, business and operating results.

***Our business and financial results may be adversely affected by various legal and regulatory proceedings.***

We are subject to legal proceedings, lawsuits and other claims in the normal course of business and could become subject to additional claims in the future, some of which could be material. On January 1, 2022, Centripetal Networks filed a lawsuit in Federal District Court in Virginia, alleging that certain Keysight products infringe certain of Centripetal's patents. In addition, in February 2022, Centripetal filed complaints in Germany alleging infringement of certain of Centripetal's German patents, and in April 2022, Centripetal filed a complaint with the International Trade Commission ("ITC") requesting that they investigate whether Keysight violated Section 377 of the Tariff Act and should be enjoined from importing certain products that are manufactured outside of the U.S. and alleged to infringe Centripetal patents. On December 5, 2023, the ITC issued its Notice of Determination that Keysight did not unfairly import products in violation of Section 337 and the investigation was terminated. Centripetal has appealed this determination. On August 21, 2024, Keysight was served in Germany with a complaint filed in the Unified Patent Court alleging that certain Keysight products sold in Germany, France, Italy and the Netherlands infringe a European Centripetal patent.

Although we deny the allegations and are aggressively defending each case, the outcome of existing proceedings, lawsuits and claims may differ from our expectations because the outcomes of litigation are often difficult to reliably predict. Various factors or developments can lead us to change current estimates of liabilities and related insurance receivables where applicable, or permit us to make such estimates for matters previously not susceptible to reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in charges that could adversely affect our business, operating results or financial condition.

***Our internal controls may be determined to be ineffective, which may adversely affect investor confidence in our company, the value of our stock, and our access to capital.***

We devote significant resources and time to comply with various internal control over financial reporting requirements, including the Sarbanes Oxley Act of 2002. However, we cannot be certain that these measures will ensure that we design, implement and maintain adequate control over our financial processes and reporting in the future, especially in the context of acquisitions of other businesses. Any difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause us to fail to meet our financial reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock or on our access to capital, or cause us to be subject to investigation or sanctions by the SEC.

***Adverse conditions in the global banking industry and credit markets may adversely impact the value of our cash investments or impair our liquidity.***

Our cash and cash equivalents are invested or held in a mix of money market funds, time deposit accounts and bank demand deposit accounts. Disruptions in the financial markets may, in some cases, result in an inability to access assets such as money market funds that traditionally have been viewed as highly liquid. Any failure of our counterparty financial institutions or funds in which we have invested may adversely impact our cash and cash equivalent positions and, in turn, our results and financial condition.

***Future investment returns on pension assets may be lower than expected or interest rates may decline, requiring us to make significant additional cash contributions to our future plans.***

We sponsor several defined benefit pension plans that cover many of our employees. The Federal Pension Protection Act of 2006 requires that certain capitalization levels be maintained in each of the U.S. plans, and there may be similar funding requirements in the plans outside the United States. Because it is unknown what the investment return on and the fair value of our pension assets will be in future years or what interest rates and discount rates may be at any point in time, no assurances can be given that applicable law will not require us to make future material plan contributions. Any such contributions could adversely affect our financial condition.

***Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved, and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.***

Some of our properties have been the subject of remediation by HP Inc. ("HP") for subsurface contaminations that were known at the time of Agilent's separation from HP in 1999. In connection with Agilent's separation from HP, HP and Agilent entered into an agreement pursuant to which HP agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify Agilent with respect to claims arising out of that contamination. Agilent has assigned its rights and obligations under this agreement to Keysight in respect to facilities transferred to us in the separation. As a result, HP will have access to a limited number of our properties to perform remediation. Although HP agreed to minimize interference with on-site operations at such properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. In connection with the separation, Agilent will indemnify us directly for any liabilities related thereto. We cannot be sure that HP will continue to fulfill its remediation obligations or that Agilent will continue to fulfill its indemnification obligations.

On December 17, 2021, Keysight and HP signed a restrictive covenant related to our Santa Rosa facility that prohibits certain uses of the property (such as running a daycare facility, hospital or school) and terminates HP's remediation obligation related to that facility. HP's remediation obligations relating to Keysight's Colorado Springs facility are ongoing.

Our current manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. As a result, we may become subject to liabilities for environmental contamination, and these liabilities may be substantial. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the United States, even if the sites outside the United States are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

## Risks Related to Our Common Stock

***Our share price may fluctuate significantly.***

Our common stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "KEYS." The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including, but not limited to:

- actual or anticipated fluctuations in our operating results due to factors related to our business;
- success or failure of our business strategy;
- our quarterly or annual earnings, or those of other companies in our industry;
- our ability to obtain third-party financing as needed;
- announcements by us or our competitors of significant acquisitions or dispositions;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the failure of securities analysts to cover our common stock;
- changes in earnings estimates by securities analysts or our ability to meet those estimates;
- the operating and share price performance of other comparable companies;
- investor perception of our company;
- natural or other disasters that investors believe may affect us;
- overall market fluctuations;
- results from any material litigation or government investigations;

- changes in laws or regulations affecting our business;

- changes to our tax rate that may affect our profitability;

- new or expanded trade restrictions;

- economic conditions such as inflation or recession;

- geopolitical conflicts; and

- other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations have adversely affected the trading price of our common stock.

When the market price of a company's shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of management and other resources.

***We do not currently pay dividends on our common stock.***

We do not currently pay dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders fall within the discretion of our board of directors. The board's decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deem relevant.

***Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of the company, which could decrease the trading price of our common stock.***

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, but are not limited to:

- the inability of our shareholders to call a special meeting;

- the inability of our shareholders to act without a meeting of shareholders;

- rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

- the right of our board of directors to issue preferred stock without shareholder approval;

- the division of our board of directors into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

- a provision that shareholders may only remove directors with cause; and

- the ability of our directors, and not shareholders, to fill vacancies on our board of directors.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the "DGCL"), this provision could also delay or prevent a change of control that some shareholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation (an "interested stockholder") shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of the company and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

***Our amended and restated certificate of incorporation designates that the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could discourage lawsuits against the company and our directors and officers.***

Our amended and restated certificate of incorporation provide that unless the board of directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the company or our shareholders, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or Keysight's amended and restated certificate of incorporation or bylaws, or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers.

### Item 1B.  Unresolved Staff Comments

None.

### Item 1C.  Cybersecurity

***Risk Management and Strategy***

Our overall information security program applies an enterprise-wide, risk-based approach to information security that enables us to assess, identify and manage risk exposures, including material risks from cybersecurity threats, in a timely manner. Our information security operations and procedures provide a comprehensive Information Security Management System ("ISMS") that enable us to maintain the confidentiality, integrity, and availability of information and systems in our environment. Our information security policies are based on National Institute of Standards and Technology ("NIST") Special Publication ("SP") 800-171 framework and apply to the entire enterprise.

We have a dedicated Information Security and Compliance organization ("ISC") that owns and operates the ISMS. The ISC organization reports directly to Keysight's Chief Information Security Officer ("CISO") and includes functions such as information security policy management, risk management, vulnerability management, compliance assurance, identify and access management, incident management, security awareness and education and information technology ("IT") disaster recovery. Our management team has relevant expertise and experience in understanding risks from cybersecurity threats and overseeing risk management processes. Our CISO is an experienced cybersecurity senior executive with more than 25 years experience in building and leading cybersecurity, risk management and information technology teams.

Our cybersecurity risk management program includes:

- Cybersecurity incident detection and response plan to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

- Risk Assessment: Our enterprise-wide risk management programs and Information Security Review process is designed to identify, assess, document, monitor and report information security risks. Based on this information, we evaluate the likelihood and impact of harmful events and deliver recommendations regarding a response to risks presented. Feedback from internal audits, external assessments, and industry benchmarks is used to improve our cybersecurity posture.

- Training and Awareness: Implementation of enterprise-wide mandatory annual security awareness training for employees, including cybersecurity and data privacy training. We regularly deploy enterprise-wide phishing simulation tests with mandatory follow-up training and education, which are reviewed at least annually and are updated as needed. Additionally, we provide an easy mechanism for employees to report suspicious email messages to the information security team for additional investigation.

- Security Tools Optimization: Utilize a variety of tools designed to protect our network and systems, including firewalls, intrusion detection and prevention systems, web content filtering protection, anti-virus and malware detection tools, system scans and full disk encryption.

- Third Party Risk: Keysight's Third Party Cyber Risk Management ("TPCRM") is a systematic process for managing exposure to cybersecurity risks throughout the supply chain and developing appropriate response strategies, policies, processes, and procedures.

In addition, Keysight maintains information security risk insurance to offset the costs of an information security breach. The policy is reviewed annually and updated as needed. We also engage with approved third-party companies that review our regulatory compliance, validate control performance, perform penetration testing and provide impartial risk assessments.

To date, we have not identified risks from cybersecurity threats or incidents, including as a result of any previous cybersecurity incidents, that have materially affected the company or are reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition.

For more information on how cybersecurity risk could materially affect the company's business strategy, results of operations, or financial condition, please refer to "Item 1A. Risk Factors."

*Governance and Oversight*

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Audit and Finance Committee, which is comprised entirely of independent directors with information security experience, oversees and monitors the company's information security programs. Additionally, one of our independent directors has a CERT Certification in Cybersecurity Oversight from Carnegie Mellon University Software Engineering Institute. The Chief Information Officer ("CIO") meets with the Audit and Finance Committee regularly to report on risks, mitigation, initiatives, compliance and outcomes and the Audit and Finance Committee reports relevant information to the full Board.

The CISO is responsible for the ISMS and reports directly to the CIO. The CIO is the head of the company's global IT team which has an integrated governance structure consisting of a Senior Executive Committee, a Cyber Executive Committee and Cyber Leaders. The Senior Executive Committee meets quarterly, prioritizes the information technology components of strategic business imperatives and oversees IT capability and security programs. The Cyber Executive Committee meets monthly, reviews identified risks, sponsors initiatives to address risk and oversees security and compliance responses. Cyber Leaders are management representatives from all functions and lines of business who are responsible for executing programs and initiatives sponsored by the Senior Executive Committee.

**Item 2.    Properties**

Our executive offices are located in the United States in an owned facility in Santa Rosa, California. We own or lease 167 operating facilities, including co-working spaces, located throughout the world that handle manufacturing, research and development, administration, assembly, sales, quality, assurance testing, distribution, and packaging of our products. These facilities are primarily located in the following countries: United States, Malaysia, Japan, China, Germany, India, United Kingdom, Taiwan, Spain, Korea, Singapore, Romania, and France.

As of October 31, 2024, we own or lease approximately 5.6 million square feet[a] of space worldwide, a summary of which is provided below:

|  | Total square feet (in millions) |
| --- | --- |
| Owned facilities | 3.5 |
| Leased facilities | 2.1 |
| **Total** | **5.6** |
| *Occupancy of our facilities* | |
| Manufacturing plants, R&D facilities and warehouse and administrative facilities | 5.3 |
| Sales facilities | 0.3 |
| **Total** | **5.6** |

---

[a] *Excludes 0.8 million square feet of vacated space, all of which is leased to third parties or is in restructuring.*

All of these facilities are well maintained and suitable for the operations conducted in them.

## Item 3. Legal Proceedings

On August 3, 2021, we entered into a Consent Agreement with the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, Department of State ("DTCC") to resolve alleged violations of the Arms Export Control Act and the International Traffic in Arms Regulations ("ITAR"). Pursuant to the Consent Agreement, we were assessed a penalty of $6.6 million to be paid over three years, $2.5 million of which was suspended and designated for remediation activities over three years, including employment of a special compliance officer. The suspended portion of the penalty was satisfied by amounts spent on qualifying compliance activities. On April 23, 2024, we made the final payment on the penalty, bringing the total amount paid to $4.1 million. On May 3, 2024, we submitted a certification letter to the DTCC certifying that Keysight had implemented all aspects of the Consent Agreement and that Keysight's compliance program is adequate to identify, prevent, detect, correct, and report violations of the ITAR. On May 22, 2024, the DTCC closed the Consent Agreement based on this certification and their conclusion that Keysight had fulfilled the terms of the Consent Agreement.

On January 1, 2022, Centripetal Networks filed a lawsuit in Federal District Court in Virginia, alleging that certain Keysight products infringe certain of Centripetal's patents. In addition, in February 2022 Centripetal filed complaints in Germany alleging infringement of certain of Centripetal's German patents, and in April 2022 Centripetal filed a complaint with the International Trade Commission ("ITC") requesting that they investigate whether Keysight violated Section 337 of the Tariff Act ("Section 337") and should be enjoined from importing certain products that are manufactured outside of the U.S. and which are alleged to infringe Centripetal patents. On December 5, 2023, the ITC issued its Notice of Determination that Keysight did not unfairly import products in violation of Section 337 and the investigation was terminated. Centripetal has appealed this determination. On August 21, 2024, Keysight was served in Germany with a complaint filed in the Unified Patent Court alleging that certain Keysight products sold in Germany, France, Italy and the Netherlands infringe a European Centripetal patent. We deny the allegations and are aggressively defending each case.

Although there are no matters pending that we currently believe are probable and reasonably possible of having a material impact to our business, consolidated financial position, or results of operations or cash flows, the outcome of litigation is inherently uncertain and is difficult to predict. An adverse outcome in any outstanding lawsuit or proceeding could result in significant monetary damages or injunctive relief. If adverse results are above management's expectations or are unforeseen, management may not have accrued for the liability, which could impact our results in future periods.

We are also involved in lawsuits, claims, investigations and other proceedings, including, but not limited to, patent, commercial and environmental matters, which arise in the ordinary course of business.

## Item 4. Mine Safety Disclosures

Not applicable.

**PART II**

**Item 5.     Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is listed on the New York Stock Exchange ("NYSE") with the ticker symbol "KEYS." As of December 12, 2024, there were 15,012 shareholders of record. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

**Stock Price Performance Graph**

The following graph compares the cumulative 5-year total stockholder return on our common stock relative to the cumulative total return of the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes that the value of the investment in our common stock and in each index on October 31, 2019 (including reinvestment of dividends) was $100 and tracks it each year thereafter on the last day of our fiscal year through October 31, 2024. The historical performance set forth below is not indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

We have not paid any dividends, and we do not anticipate paying any cash dividends in the foreseeable future. All decisions regarding the declaration and payment of dividends and stock repurchases are at the discretion of our board of directors and will be evaluated regularly in light of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors that our board of directors deems relevant.

The information required by this item with respect to equity compensation plans will be included under the caption "Equity Compensation Plans" in our proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, and is incorporated herein by reference.

**Issuer Purchases Of Equity Securities**

The table below summarizes information about the company's purchases, based on trade date, of its equity securities registered pursuant to Section 12 of the Exchange Act during the fiscal quarter ended October 31, 2024. The total number of shares of common stock purchased by the company during the fiscal year ended October 31, 2024 was 2,974,967 shares.

| Period | Total Number of Shares of Common Stock Purchased[1] | Weighted Average Price Paid per Share of Common Stock[2] | Total Number of Shares of Common Stock Purchased as Part of Publicly Announced Plans or Programs[1] | Maximum Approximate Dollar Value of Shares of Common Stock that May Yet Be Purchased Under the Program[1] |
|---|---|---|---|---|
| August 1, 2024 through August 31, 2024 . . . . . . . . . . . . . | 63,450 | $153.73 | 63,450 | $624,828,545 |
| September 1, 2024 through September 30, 2024 . . . . . . . . . . | 431,605 | $150.80 | 431,605 | $559,741,739 |
| October 1, 2024 through October 31, 2024. . . . . . . . . . . . | 479,030 | $156.60 | 479,030 | $484,724,530 |
| **Total** . . . . . . . . . . . . . . . . . . . . . . | 974,085 | | 974,085 | |

(1) On March 6, 2023, our board of directors approved a stock repurchase program authorizing the purchase of up to $1,500 million of the company's common stock. Under our stock repurchase program, shares may be purchased from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases, privately negotiated transactions or other means. All such shares and related costs are held as treasury stock and accounted for at trade date using the cost method.

(2) The weighted average price paid per share of common stock does not include the cost of commissions or excise taxes.

**Item 6.     [Reserved]**

Not applicable.

**Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This report contains forward-looking statements which include but are not limited to predictions, future guidance, projections, beliefs, and expectations about the company's trends, seasonality, cyclicality and growth in, and drivers of, the markets we sell into, our strategic direction, earnings from our foreign subsidiaries, remediation activities, new solution and service introductions, the ability of our solutions to meet market needs, changes to our manufacturing processes, the use of contract manufacturers, the impact of government regulations on our ability to conduct operations, our liquidity position, our ability to generate cash from operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs and other cost saving initiatives, and other regulatory approvals, the integration of our completed acquisitions and other transactions, and our transition to lower-cost regions. The forward-looking statements involve risks and uncertainties that could cause Keysight's results to differ materially from management's current expectations. Such risks and uncertainties include, but are not limited to, the impact of global economic conditions such as inflation or potential recession, slowing demand for products or services, volatility in financial markets, reduced access to credit, increased interest rates, the existence of political or economic instability, uncertainty related to the impact of national elections results in the U.S. and UK, impacts of geopolitical tension and conflict in regions outside of the U.S., the impacts of increased trade tension and tightening of export control regulations, the impact of new and ongoing litigation, impacts related to net zero emissions commitments, and the impact of volatile weather caused by environmental conditions such as climate change. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including but not limited to those risks and uncertainties discussed in Part I Item 1A and elsewhere in this Annual Report on Form 10-K.

**Overview and Executive Summary**

Keysight Technologies, Inc. ("we," "us," "Keysight" or the "company"), incorporated in Delaware on December 6, 2013, is a global innovator in the computing, communications and electronics market, committed to advancing our customers' business success by helping them solve critical challenges in the development and commercialization of their products and services. Our mission, "accelerating innovation to connect and secure the world," speaks to the value we provide our customers in a world of ever-increasing technological complexity. We deliver this value through a broad range of design and test solutions that address the critical challenges our customers face in bringing their innovations to market on ever-shorter schedules.

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

*Acquisition of ESI Group SA*

In the first quarter of fiscal 2024, we acquired all of the outstanding common stock of ESI Group SA ("ESI Group") for $935 million, net of cash acquired, using existing cash. For the year ended October 31, 2024, our acquisition of ESI Group resulted in incremental revenue of $141 million. In our discussion of changes in our results of operations, we have qualitatively disclosed the impact of the ESI Group acquisition. See Note 2, "Acquisitions," for additional information.

*Macroeconomic environment*

Our global operations continued to be affected by a challenging macro environment, including higher interest rates, currency movements, inflationary pressures, geopolitical tensions and trade restrictions. These factors resulted in lower demand, as our customers also exercised caution in light of the same environment. Against this backdrop, we remained operationally disciplined by exercising our financial playbook and the structural flexibility in our operating model, while investing to expand our differentiated solutions portfolio and deepening our customer relationships. Consistent with the Keysight Leadership Model, our differentiated first-to-market solutions portfolio, technology leadership, customer relationships, and durable and resilient business model give us confidence in the long-term trajectory of the business and our ability to outperform in a variety of market conditions and deliver consistent long-term value to our customers.

For discussion of risks related to potential impacts of macroeconomic headwinds and geopolitical challenges on our operations, business results and financial condition, see Part I Item 1A "Risk Factors."

*Years ended October 31, 2024, 2023 and 2022*

Orders were $5,033 million, $5,190 million, and $5,984 million in 2024, 2023 and 2022, respectively. Orders of $5,033 million for 2024 decreased 3 percent compared to 2023. Acquisitions had a favorable impact of 4 percentage points on the order change for 2024 compared to 2023. Foreign currency movements had an immaterial impact on the order change for 2024 compared to 2023. Orders declined in the Americas and Asia Pacific, while Europe was flat. Orders of $5,190 million for 2023 decreased 13 percent compared to 2022. Foreign currency movements had an unfavorable impact of 1 percentage point on the order change for 2023 compared to 2022. Orders declined across all regions, including a double-digit decline in Asia Pacific.

Revenue was $4,979 million, $5,464 million, and $5,420 million in 2024, 2023 and 2022, respectively. Revenue of $4,979 million for 2024 decreased 9 percent compared to 2023. Acquisitions had a favorable impact of 3 percentage points on the revenue change for 2024 compared to 2023. Foreign currency movements had an immaterial impact on the revenue change for 2024 compared to 2023. Revenue declined in both the Communications Solutions Group ("CSG") and the Electronic Industrial Solutions Group ("EISG"). Revenue from CSG and EISG represented approximately 69 percent and 31 percent, respectively, of total revenue for 2024. Revenue of $5,464 million for 2023 increased 1 percent compared to 2022. Foreign currency movements had an unfavorable impact of 2 percentage points on the revenue growth for 2023 compared to 2022. A revenue increase in EISG was partially offset by a decline in CSG. Revenue from CSG and EISG represented approximately 67 percent and 33 percent, respectively, of total revenue for 2023.

Net income was $614 million, $1,057 million, and $1,124 million in 2024, 2023 and 2022, respectively. Net income of $614 million for 2024 decreased 42 percent compared to 2023, primarily driven by lower revenue, higher acquisition and integration costs, restructuring costs and amortization of acquisition-related balances, partially offset by lower provision for income taxes, favorable gross margin impact from the ESI Group acquisition and lower people-related costs. Net income of $1,057 million for 2023 decreased 6 percent compared to 2022, primarily driven by higher income tax expense, R&D expense, and selling, general and administrative expense, partially offset by higher interest income, higher revenue, and favorable mix.

Cash flows generated from operating activities were $1,052 million, $1,408 million, and $1,144 million in 2024, 2023 and 2022, respectively.

*Outlook*

Our first-to-market solutions strategy enables customers to develop new technologies and accelerate innovation and provides a platform for Keysight's long-term growth. Our customers are expected to continue to make R&D investments in certain next-generation technologies and applications, including evolution of 5G, early 6G, high-speed data center networks and infrastructure, satellite networks, Artificial Intelligence ("AI"), next generation electric vehicles and autonomous vehicles, industrial internet of things ("IoT"), and defense modernization. We continue to engage actively with our customers, and closely monitor the current macroeconomic environment, including trade, tariffs, monetary and fiscal policies and geopolitical tensions. We remain confident in the long-term secular growth trends of our markets and our ability to outperform in a variety of market conditions.

**Currency Exchange Rate Exposure**

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating, investing and financing activities. We hedge revenues, expenses, and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short-term and anticipated basis. The result of hedging has been included in our consolidated balance sheet and consolidated statement of operations. We experience some fluctuations within individual lines of the consolidated balance sheet and consolidated statement of operations because our hedging program is not designed to offset the currency movements in each category of revenues, expenses, and monetary assets and liabilities. Our cash flow hedging program is designed to hedge short-term currency movements based on a rolling period of up to twelve months. Therefore, we are exposed to currency fluctuations over the longer term. To the extent that we are required to pay for all, or portions, of an acquisition price in foreign currencies, we may enter into foreign exchange contracts to reduce the risk that currency movements will impact the U.S. dollar cost of the transaction.

**Results from Operations - Years ended October 31, 2024, 2023 and 2022**

A summary of our results is as follows:

| (in millions, except margin data) | Year Ended October 31, 2024 | 2023 | 2022 | 2024 over 2023 % Change | 2023 over 2022 % Change |
|---|---|---|---|---|---|
| Revenue | $4,979 | $5,464 | $5,420 | (9)% | 1% |
| Products | $3,717 | $4,336 | $4,386 | (14)% | (1)% |
| *Percentage of revenue* | 75% | 79% | 81% | (5) ppts | (2) ppts |
| Services and other | $1,262 | $1,128 | $1,034 | 12% | 9% |
| *Percentage of revenue* | 25% | 21% | 19% | 5 ppts | 2 ppts |
| *Gross margin* | 62.9% | 64.6% | 63.7% | (2) ppts | 1 ppt |
| Products | 60.9% | 64.2% | 63.3% | (3) ppts | 1 ppt |
| Services and other | 68.8% | 66.3% | 64.9% | 2 ppts | 1 ppt |
| Research and development | $ 919 | $ 882 | $ 841 | 4% | 5% |
| *Percentage of revenue* | 18% | 16% | 16% | 2 ppts | 1 ppt |
| Selling, general and administrative | $1,395 | $1,307 | $1,283 | 7% | 2% |
| *Percentage of revenue* | 28% | 24% | 24% | 4 ppts | — |
| Other operating expense (income), net | $ (14) | $ (15) | $ (8) | (6)% | 80% |
| Income from operations | $ 833 | $1,358 | $1,334 | (39)% | 2% |
| *Operating margin* | 16.7% | 24.8% | 24.6% | (8) ppts | — |
| Interest income | $ 81 | $ 102 | $ 16 | (20)% | 518% |
| Interest expense | $ (84) | $ (78) | $ (79) | 9% | (1)% |
| Other income (expense), net | $ 35 | $ (25) | $ 14 | — | — |
| Income before taxes | $ 865 | $1,357 | $1,285 | (36)% | 6% |
| Provision for income taxes | $ 251 | $ 300 | $ 161 | (17)% | 87% |
| Net income | $ 614 | $1,057 | $1,124 | (42)% | (6)% |

## Revenue

Revenue is recognized upon transfer of control of the promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Returns are recorded in the period received from the customer and historically have not been material.

The following table provides the percent change in revenue for 2024 and 2023 by geographic region and the impact of foreign currency movements compared to the respective prior year.

| | Year-over-Year Revenue Change | | | |
|---|---|---|---|---|
| | 2024 over 2023 | | 2023 over 2022 | |
| Geographic Region | Actual | Currency Impact Favorable (Unfavorable) | Actual | Currency Impact Favorable (Unfavorable) |
| Americas | (7)% | — | — | — |
| Europe | (2)% | 1 ppt | 8% | (2) ppts |
| Asia Pacific | (14)% | (1) ppt | (1)% | (3) ppts |
| Total revenue | (9)% | — | 1% | (2) ppts |

## Gross Margin, Operating Margin and Income Before Taxes

Gross margin decreased 2 percentage points in 2024 compared to 2023, primarily driven by lower revenue volume, higher amortization of acquisition-related balances and higher restructuring costs, partially offset by lower material costs, favorable gross margin impact from the ESI Group acquisition and lower variable people-related costs. Gross margin increased 1 percentage point in 2023 compared to 2022, primarily driven by price increases and favorable mix, partially offset by higher warranty costs.

Excess and obsolete inventory charges were $35 million in 2024, $27 million in 2023, and $27 million in 2022.

R&D expense increased 4 percent in 2024 compared to 2023, primarily driven by incremental costs from acquired businesses, partially offset by lower variable people-related costs. We continued to prudently prioritize investments in key growth opportunities in our end markets and leading-edge technologies. R&D expense increased 5 percent in 2023 compared to 2022, primarily driven by investments in key growth opportunities, partially offset by lower variable people-related costs.

Selling, general and administrative expenses increased 7 percent in 2024 compared to 2023, primarily driven by higher acquisition and integration costs, incremental costs from acquired businesses, higher amortization of acquisition-related balances, partially offset by lower people-related, marketing, and infrastructure costs resulting from the flexibility of our operating model and cost efficiency measures. Selling, general and administrative expenses increased 2 percent in 2023 compared to 2022, primarily driven by higher infrastructure-related, restructuring, and travel-related costs, partially offset by lower sales commission and variable people-related costs.

Other operating expense (income) was income of $14 million, $15 million, and $8 million for 2024, 2023 and 2022, respectively, and primarily include property rental income. During fiscal year 2022, other operating expense (income) included asset impairment charges of $7 million related to the discontinuance of our Russia operations.

Operating margin decreased 8 percentage points in 2024 compared to 2023, primarily driven by higher selling, general and administrative and R&D expenses on lower revenue coupled with gross margin declines. Operating margin was flat in 2023 compared to 2022, primarily driven by gross margin gains offset by higher R&D expenses as a percentage of sales.

Interest income for 2024, 2023 and 2022 was $81 million, $102 million, and $16 million, respectively, and primarily related to interest earned on our cash balances. The decline in interest income in fiscal 2024 compared to 2023 was primarily driven by decline in year-over-year cash balances. The increase in interest income in fiscal 2023 compared to 2022 was primarily driven by an increase in interest rates and higher year-over-year cash balances. Interest expense for 2024, 2023 and 2022 was $84 million, $78 million, and $79 million, respectively, and primarily related to interest on our senior notes. Interest expense for 2024, included amortization of debt issuance costs of $4 million related to the bridge credit agreement. See Note 9, "Derivatives," and Note 11,"Debt," for additional information.

Other income (expense) for 2024, 2023 and 2022 was income of $35 million, expense of $25 million, and income of $14 million, respectively, and primarily include net income related to our defined benefit and post-retirement benefit plans (interest cost, expected return on assets, amortization of net actuarial loss and prior service credits, and gains (losses) on settlements and curtailments), gains (losses) due to currency and derivative instruments, and the change in fair value of our equity investments. The increase in net other income for 2024 compared to 2023 was primarily driven by gains on derivative instruments and higher net gains on our equity investments, partially offset by an increase in pension costs due to higher interest cost on benefit obligations. The increase in net other expense for 2023 compared to 2022 was primarily driven by losses on derivative instruments and higher amortization of net actuarial losses, partially offset by net gains on our equity investments.

Our headcount was approximately 15,500 as of October 31, 2024, compared to approximately 14,900 as of October 31, 2023. The increase was primarily driven by acquisitions, partially offset by reductions from our cost efficiency measures.

**Income Taxes**

| | Year Ended October 31, | | |
| | 2024 | 2023 | 2022 |
| --- | --- | --- | --- |
| | (in millions, except percentages) | | |
| Provision for income taxes. | $251 | $300 | $161 |
| Effective tax rate. | 29% | 22% | 13% |

The effective tax rate was 29 percent, 22 percent, and 13 percent for 2024, 2023 and 2022, respectively.

The tax rate in 2024 was higher than the U.S. statutory rate primarily due to a one-time income tax charge of $315 million required to adjust Singapore deferred tax asset values to an incentive tax rate. Keysight entered into a new Singapore tax incentive agreement effective August 1, 2024. The Singapore tax incentive provides lower rates of taxation on certain classes of income and requires thresholds of investments and employment.

The 2024 income tax charge was partially offset by a one-time income tax benefit of $165 million related to Global Intangible Low Taxed Income (''GILTI'') tax deductions for intangible asset amortization. Keysight concluded that the U.S. Department of the Treasury exceeded its regulatory authority in issuing tax regulations disallowing these deductions under IRC § 951A. The company amended its U.S. federal income tax returns for the open tax years to claim GILTI tax deductions. The tax receivable resulting from the amended returns is reflected in ''other assets'' and ''other current assets'' in the consolidated balance sheet. The annual tax impact of the amortization of the intangible assets will continue to be recognized until 2033. The company believes the position meets the more likely than not recognition threshold and intends to vigorously defend its position. The outcome cannot be predicted with certainty. If we are ultimately unsuccessful in defending our position, we may be required to reverse the benefit previously recorded.

The 2024 income tax charge was also partially offset by a one-time income tax benefit of $61 million for the release of tax reserves related to the successful appeal of a Malaysia income tax assessment. In the fourth quarter of 2017, Keysight was assessed and paid income tax and penalties in Malaysia on gains related to the transfer of intellectual property rights and recorded a tax reserve on the assessed amount. The Court of Appeal in Malaysia ruled in Keysight's favor on May 24, 2024, and the company received a refund of the income tax and penalties.

The 7 percentage point increase in the effective tax rate from 2023 to 2024 was primarily due to these one-time income tax items in 2024.

The tax rate in 2023 was higher than the U.S. statutory rate primarily due to the impact of U.S. tax capitalization of research and experimental expenditures, partially offset by the net impact from the proportion of worldwide earnings taxed at lower statutory tax rates in non-U.S. jurisdictions and the U.S. tax imposed on those non-U.S. earnings. The tax rate in 2022 was lower than the U.S. statutory rate primarily due to the proportion of worldwide earnings that are taxed at lower statutory tax rates in non-U.S. jurisdictions, partially offset by U.S. tax imposed on earnings in non-U.S. jurisdictions. The increase in the effective tax rate of 9 percent from 2022 to 2023 was primarily due to a 5 percent increase from U.S. tax capitalization of research and experimental expenditures in 2023.

Keysight benefits from tax incentives in several jurisdictions, most significantly in Singapore and Malaysia. The tax incentives provide lower rates of taxation on certain classes of income and require thresholds of investments and employment in those jurisdictions. The Malaysia tax incentive expires October 31, 2025. The Singapore tax incentive expires July 31, 2029.

The open tax years for the U.S. federal income tax return and most state income tax returns are from November 1, 2019 through the current tax year. For the majority of our non-U.S. entities, the open tax years are from November 1, 2019 through the current tax year.

At this time, management does not believe that the outcome of any future or currently ongoing examination will have a material impact on our consolidated financial statements. We believe that we have an adequate provision for any adjustments that may result from tax examinations. However, the outcome of tax examinations cannot be predicted with certainty. Given the numerous tax years and matters that remain subject to examination in various tax jurisdictions, the ultimate resolution of current and future tax examinations could be inconsistent with management's current expectations. If that were to occur, it could have an impact on our effective tax rate in the period in which such examinations are resolved.

The calculation of our tax liabilities involves uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds requires significant judgment by management. In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We include interest and penalties related to unrecognized tax positions within the provision for income taxes in the consolidated statements of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

We are subject to income taxes in the U.S. and various other countries globally. Changes in tax law, tax rates, or in the composition of earnings in countries with differing tax rates may affect deferred tax assets and liabilities recorded and our future effective tax rate. The Organization for Economic Cooperation and Development (''OECD'') reached agreement among various countries to implement a minimum 15 percent tax rate on certain multinational enterprises, commonly referred to as Pillar Two. Numerous countries have enacted legislation to adopt the Pillar Two model rules. A subset of the rules will be effective for Keysight as of November 1, 2024, with the remaining rules effective as of November 1, 2025. Keysight continues to analyze the Pillar Two model rules and monitor developments. Pillar Two could have a material impact on our effective tax rate in fiscal year 2025, primarily offsetting the reduction to our effective income tax rate from our tax incentives.

We do not recognize deferred taxes for temporary differences expected to impact the GILTI tax expense in future years. We recognize the tax expense related to GILTI in each year in which the tax is incurred.

### Segment Overview

We have two reportable operating segments, CSG and EISG. The profitability of each of the segments is measured after excluding share-based compensation expense, amortization of acquisition-related balances, acquisition and integration costs, restructuring costs, interest income, interest expense and other items.

### Communications Solutions Group ("CSG")

CSG serves customers spanning the global commercial communications and aerospace, defense, and government end markets. The group's solutions consist of electronic design and test software, instrumentation, systems, and related services. These solutions are used in the simulation, design, validation, manufacturing, installation, and optimization of communication systems in wireless, wireline, enterprise, and aerospace, defense, and government end markets. In addition, the group provides automated software test solutions to automatically identify, build, and execute tests critical to digital business success and a strong customer experience.

*Revenue*

| | Year Ended October 31, | | | 2024 over 2023 % Change | 2023 over 2022 % Change |
|---|---|---|---|---|---|
| | 2024 | 2023 | 2022 | | |
| | (in millions) | | | | |
| Total revenue .......................... | $3,420 | $3,685 | $3,803 | (7)% | (3)% |

Revenue for CSG in 2024 decreased 7 percent compared to 2023. Acquisitions had a favorable impact of 1 percentage point on the year-over-year revenue change. Foreign currency movements had an immaterial impact on the year-over-year revenue change. Revenue declined across all regions and in both the commercial communications and the aerospace, defense, and government end markets. The decline was driven primarily by lower customer demand as compared to last year, which benefited from robust backlog conversion. Our customers continued to make R&D investments in next-generation technologies and applications, including AI-driven data center expansion, ongoing 5G standards development and deployment, 400G/800G/terabit Ethernet, development of new communications technologies (e.g., 6G, Open Radio Access Networks, commercial non-terrestrial networks, and quantum), high-speed networking and major defense and government programs worldwide. CSG revenue for 2023 decreased 3 percent compared to 2022. Foreign currency movements had an unfavorable impact of 2 percentage points on year-over-year revenue change. Revenue declined in Asia Pacific and the Americas were partially offset by an increase in Europe. A revenue decline in the commercial communications end market was partially offset by growth in the aerospace, defense, and government end market.

Revenue from the commercial communications market represented approximately 66 percent of total CSG revenue in 2024 and decreased 7 percent compared to 2023. Revenue declined across all regions. The year-over-year decline in revenue was primarily driven by continued weakness in the wireless communications ecosystem, particularly smartphones, partially offset by higher investments in AI Workload Emulation tools and infrastructure solutions. We continued to see investments in high-speed networks due to increasing need for AI capabilities in the data center infrastructure ecosystem, which was driving demand for our 400G/800G/terabit Ethernet solutions, both in R&D and manufacturing. Revenue from the commercial communications market represented approximately 66 percent of total CSG revenue in 2023 and decreased 7 percent compared to 2022. Revenue declined in Asia Pacific and the Americas was partially offset by a slight increase in Europe.

Revenue from the aerospace, defense, and government market represented approximately 34 percent of total CSG revenue in 2024 and decreased 8 percent compared to 2023. Revenue declines in Asia Pacific and the Americas were partially offset by an increase in Europe. We continue to see investments in electromagnetic spectrum operations, radar, space and satellite solutions, and signal monitoring. Revenue from the aerospace, defense, and government market represented approximately 34 percent of total CSG revenue in 2023 and increased 7 percent compared to 2022. Revenue grew across all regions.

### *Gross Margin and Operating Margin*

| (in millions, except margin data) | Year Ended October 31, | | | 2024 over 2023 % Change | 2023 over 2022 % Change |
| | 2024 | 2023 | 2022 | | |
| --- | --- | --- | --- | --- | --- |
| Gross margin ........................... | 67.6% | 67.7% | 66.5% | — | 1 ppt |
| Research and development................. | $ 618 | $ 618 | $ 606 | — | 2% |
| Selling, general and administrative .......... | $ 784 | $ 821 | $ 848 | (4)% | (3)% |
| Other operating expense (income), net ....... | $ (10) | $ (11) | $ (11) | (9)% | 1% |
| Income from operations .................... | $ 921 | $1,068 | $1,085 | (14)% | (2)% |
| Operating margin ........................ | 26.9% | 29.0% | 28.5% | (2) ppts | 1 ppt |

Gross margin for CSG in 2024 was flat compared to 2023, as lower revenue volume was offset by lower material and variable people-related costs. Gross margin for CSG in 2023 increased 1 percentage point compared to 2022, primarily driven by price increases and favorable mix, partially offset by higher warranty costs.

R&D expense in 2024 was flat compared to 2023, as incremental costs of acquired businesses were offset by lower variable people-related costs. We continued to prudently prioritize investments in key growth opportunities in our end markets and leading-edge technologies. R&D expense in 2023 increased 2 percent compared to 2022, primarily driven by continued investments in key growth opportunities, partially offset by lower variable people-related costs.

Selling, general and administrative expense in 2024 decreased 4 percent compared to 2023, primarily driven by lower people-related, marketing and infrastructure costs resulting from the flexibility of our operating model and cost efficiency measures, partially offset by incremental costs of acquired businesses. Selling, general and administrative expense in 2023 decreased 3 percent compared to 2022, primarily driven by lower sales commission and variable people-related costs, partially offset by higher travel-related costs.

Other operating expense (income), net, was income of $10 million in 2024, $11 million in 2023, and $11 million in 2022, and primarily include property rental income.

Operating margin in 2024 decreased 2 percentage points compared to 2023, primarily driven by higher R&D and selling, general and administrative expenses on lower revenue. Operating margin in 2023 increased 1 percentage point compared to 2022, primarily driven by gross margin gains offset by higher R&D expenses as a percentage of sales.

### Electronic Industrial Solutions Group ("EISG")

EISG serves customers across a diverse set of end markets focused on automotive and energy, semiconductor solutions, and general electronics. The group's solutions consist of electronic design, test and simulation software, instrumentation, systems, and related services. These solutions are used in the simulation, design, validation, manufacturing, installation, and optimization of electronic equipment. In addition, the group provides automated software test solutions to automatically identify, build, and execute tests critical to digital business success and a strong customer experience. Our recent acquisition of ESI Group expands our application layer portfolio with simulation capabilities in automotive and general electronics sectors.

### *Revenue*

| | Year Ended October 31, | | | 2024 over 2023 % Change | 2023 over 2022 % Change |
| | 2024 | 2023 | 2022 | | |
| | (in millions) | | | | |
| --- | --- | --- | --- | --- | --- |
| Total revenue ............................... | $1,559 | $1,779 | $1,617 | (12)% | 10% |

Revenue for EISG in 2024 decreased 12 percent compared to 2023. Acquisitions had a favorable impact of 7 percentage points on the year-over-year revenue change. Foreign currency movements had an unfavorable impact of 1 percentage point on the year-over-year revenue change. Revenue declined across all regions and markets. The decline in revenue reflects the normalization in demand as macroeconomic challenges, such as inflation and high interest rates, continued to slow some investments, primarily in the manufacturing sector. Despite delays in near-term spending, customer engagement remained high as they continued to invest in key long-term strategic initiatives, such as AI-driven advanced semiconductor technologies, next-generation vehicles, industrial IoT and digital health. Revenue for EISG in 2023 increased 10 percent compared to 2022. Foreign currency movements had an unfavorable impact of 2 percentage points on the year-over-year revenue change. Revenue grew across all regions and markets.

### Gross Margin and Operating Margin

| (in millions, except margin data) | Year Ended October 31, 2024 | Year Ended October 31, 2023 | Year Ended October 31, 2022 | 2024 over 2023 % Change | 2023 over 2022 % Change |
|---|---|---|---|---|---|
| Gross margin. . . . . . . . . . . . . . . . . . . . . . | 59.9% | 61.9% | 61.5% | (2) ppts | — |
| Research and development. . . . . . . . . . . | $ 253 | $ 224 | $ 207 | 13% | 8% |
| Selling, general and administrative . . . . . | $ 327 | $ 300 | $ 290 | 9% | 4% |
| Other operating expense (income), net . . | $ (4) | $ (4) | $ (4) | 5% | (4)% |
| Income from operations . . . . . . . . . . . . . . | $ 357 | $ 581 | $ 501 | (39)% | 16% |
| Operating margin . . . . . . . . . . . . . . . . . . . | 22.9% | 32.7% | 31.0% | (10) ppts | 2 ppts |

Gross margin for EISG in 2024 decreased 2 percentage points compared to 2023, primarily driven by lower revenue volume, partially offset by favorable gross margin impact from the ESI Group acquisition and lower variable people-related costs. Gross margin in 2023 was flat compared to 2022, primarily driven by higher revenue volume and favorable mix, partially offset by higher warranty costs.

R&D expense in 2024 increased 13 percent compared to 2023, primarily driven by incremental costs from acquired businesses, partially offset by lower variable people-related costs. We continued to prudently prioritize investments in key growth opportunities in our end markets and leading-edge technologies. R&D expense in 2023 increased 8 percent compared to 2022, primarily driven by continued investments in key growth opportunities, partially offset by lower variable people-related costs.

Selling, general and administrative expense in 2024 increased 9 percent compared to 2023, primarily driven by incremental costs from acquired businesses, partially offset by lower people-related and infrastructure costs resulting from the flexibility of our operating model and cost efficiency measures. Selling, general and administrative expense in 2023 increased 4 percent compared to 2022, primarily driven by higher sales commission and travel-related costs, partially offset by lower variable people-related costs.

Other operating expense (income), net, was income of $4 million in 2024, 2023 and 2022, and primarily include property rental income.

Operating margin in 2024 decreased 10 percentage points compared to 2023, primarily driven by higher selling, general and administrative expense and R&D expense on lower revenue, coupled with gross margin declines. Operating margin in 2023 increased 2 percentage points compared to 2022, primarily driven by lower operating expenses as a percentage of sales.

## Financial Condition

### Liquidity and Capital Resources

Our liquidity is affected by many factors, including normal ongoing operations of our business and fluctuations due to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Under certain circumstances, U.S. and local government regulations may limit our ability to move cash balances to meet cash needs.

**Overview of Cash Flows**

Our key cash flow activities were as follows:

| | Year Ended October 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| | (in millions) | | |
| Net cash provided by operating activities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,052 | $1,408 | $1,144 |
| Net cash used in investing activities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (819) | $ (288) | $ (251) |
| Net cash used in financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (913) | $ (687) | $ (861) |

*Operating Activities*

Cash flows from operating activities can fluctuate significantly from period to period as working capital needs, the timing of payments for income taxes, variable pay, pension funding, and other items impact reported cash flows.

Net cash provided by operating activities decreased $356 million in 2024 compared to 2023 and increased $264 million in 2023 compared to 2022.

- Net income in 2024 decreased $443 million compared to 2023. Non-cash adjustments to net income were higher by $339 million, primarily due to a $271 million increase in deferred tax expense resulting from a one-time income tax charge of $315 million to decrease deferred tax asset values from the Singapore statutory tax rate to an incentive tax rate (see Note 5, "Income Taxes," for additional information), a $58 million increase in amortization and depreciation expense, a $8 million increase in excess and obsolete inventory related charges, and a $2 million increase in share-based compensation.

  Net income in 2023 decreased $67 million compared to 2022. Non-cash adjustments to net income were lower by $54 million, primarily due to a $36 million increase in unrealized gains on equity and other investments, a $14 million decrease in amortization, a $10 million increase in deferred tax benefit, and a $7 million decrease in other non-cash adjustments, which was primarily driven by prior year one-time asset impairment charges related to the discontinuance of our Russia operations, partially offset by a $10 million increase in share-based compensation, and a $3 million increase in depreciation expense.

- The aggregate of accounts receivable, inventory, and accounts payable provided net cash of $48 million during 2024, compared to net cash used of $196 million in 2023 and $273 million in 2022. The increase in aggregate net cash provided in 2024 compared to 2023 is primarily driven by a lower increase in inventory, lower payments, and timing of collections relative to revenue. The decrease in aggregate net cash used in 2023 compared to 2022 is primarily driven by higher collections, net of payments, partially offset by an increase in inventory driven by an incremental stock build-up to secure supply to support order fulfillment along with an increase in demo inventory. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventory, and accounts payable depends on the cash conversion cycle, which represents the number of days that elapse from the day we pay for the purchase of raw materials and components to the collection of cash from our customers and can be significantly impacted by the timing of shipments and purchases, as well as collections and payments in a period.

- The aggregate of tax receivables used net cash of $202 million during 2024, compared to net cash used of $4 million in 2023 and $30 million in 2022. In fiscal 2024 tax receivables are higher primarily due to the recognition of a discrete tax benefit of $165 million recorded as a current and long-term tax receivable in the consolidated balance sheet related to the U.S. intangible asset amortization deduction for purposes of determining income or loss under IRC § 951A© and the amendment of our U.S. federal income tax returns for the open tax years to claim the deduction. See Note 5, "Income Taxes," for additional information.

- During the year ended October 31, 2023, we terminated forward-starting interest rate swap agreements resulting in proceeds of $107 million. See Note 9, "Derivatives," for additional information.

- The aggregate other movements in assets and liabilities used net cash of $117 million during 2024, compared to net cash provided of $74 million in 2023 and net cash used of $101 million in 2022. The difference between 2024 and 2023 cash flows was primarily due to payments on settlement of foreign exchange forward contracts associated with the ESI Group acquisition, net unrealized gains on foreign exchange contracts not designated as hedging instruments, (see Note 9, "Derivatives"), changes in deferred revenue, and changes in other assets and liabilities, partially offset by higher income and other tax accruals, net of payments, lower variable compensation, and payroll-related payments, net of accruals.

The difference between 2023 and 2022 cash flows is primarily due to lower prepaid inventory deposits driven by easing of supply chain constraints and other lower prepaid expenses, unrealized loss on foreign exchange contracts not designated as hedging instruments, and changes in other assets and liabilities, partially offset by higher income tax payments, net of accruals, higher variable compensation and other payroll-related payments, net of accruals, and changes in deferred revenue.

*Investing Activities*

Net cash changes in investing activities primarily relates to investments in property, plant and equipment and acquisitions of businesses to support our growth.

Net cash used in investing activities increased by $531 million in 2024 compared to 2023 and increased by $37 million in 2023 compared to 2022. The increase in net cash used in investing activities in 2024 as compared to 2023 was primarily due to $596 million higher cash used for acquisition activities, partially offset by a $49 million decrease in cash used for purchases of property, plant and equipment, net of government incentives received. In 2024, we used $681 million, net of cash acquired, for acquisitions, which included $477 million, net of $35 million cash acquired, for the acquisition of the controlling block of ESI Group shares. Additionally, we used $147 million for purchases of property, plant and equipment, net of $7 million of government incentives and $11 million for equity and other investments, partially offset by $20 million provided by other investing activities.

In 2023, we used $288 million for investing activities, including $196 million for purchases of property, plant and equipment, net of government incentives; $85 million, net of cash acquired, for acquisition activities; and $7 million for purchase of investments.

In 2022, we used $251 million for investing activities, including $185 million for purchases of property, plant and equipment; $33 million, net of cash acquired, for acquisition activities; and $33 million for purchase of investments.

*Financing Activities*

Our financing activities primarily include proceeds from issuance of common stock under employee stock plans, tax payments related to net share settlement of equity awards, issuances and repayment of debt and related costs, treasury stock repurchases, and transactions with non-controlling interests in partially-owned consolidated subsidiaries.

Net cash used in financing activities increased by $226 million in 2024 compared to 2023, and decreased by $174 million in 2023 compared to 2022. The increase in net cash used in 2024 compared to 2023 was primarily due to $458 million used for the acquisition of the non-controlling interest in ESI Group, partially offset by $259 million lower treasury stock repurchases.

In 2024, we used $913 million for financing activities, including $600 million used for repayment of the 2024 Senior Notes, $458 million used for the acquisition of the non-controlling interest in ESI Group, $443 million used for treasury stock repurchases, including payment of $4 million for excise taxes levied on share repurchases, $31 million for tax payments related to net share settlement of equity awards, $24 million used for repayment of debt assumed as part of the ESI Group acquisition, $12 million used for payment of debt issuance costs, and $10 million used for other financing activities, partially offset by $599 million of proceeds from the issuance of the 2034 Senior Notes, and $66 million of proceeds from issuance of common stock under employee stock plans.

In 2023, we used $687 million for financing activities, including $702 million for treasury stock repurchases and $49 million for tax payments related to net share settlement of equity awards, partially offset by $67 million of proceeds from issuance of common stock under employee stock plans.

In 2022, we used $861 million for financing activities, including $849 million for treasury stock repurchases and $74 million for tax payments related to net share settlement of equity awards, partially offset by $63 million of proceeds from issuance of common stock under employee stock plans.

*Treasury stock repurchases*

On March 6, 2023, our board of directors approved a new stock repurchase program authorizing the purchase of up to $1,500 million of the company's common stock, of which $485 million remained as of October 31, 2024. The stock repurchase program may be commenced, suspended or discontinued at any time at the company's discretion and does not have an expiration date. See "Issuer Purchases of Equity Securities" under Part II Item 5 for additional information.

**Debt**

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | **(in millions)** | |
| Total debt (par value) .................................................. | $1,800 | $1,800 |
| Revolving credit facility ................................................ | $ 750 | $ 750 |
| Bridge Facility....................................................... | £1,232 | £ — |

**Total Debt**

*2024 Senior Notes*

In October 2014, the company issued an aggregate principal amount of $600 million in unsecured senior notes ("2024 Senior Notes"). These notes matured on October 30, 2024 and were fully repaid.

*2027 Senior Notes*

In April 2017, the company issued an aggregate principal amount of $700 million in unsecured senior notes ("2027 Senior Notes"). The 2027 Senior Notes were issued at 99.873 percent of their principal amount. The notes will mature on April 6, 2027 and bear interest at a fixed rate of 4.60 percent per annum. The interest is payable semi-annually on April 6 and October 6, commencing on October 6, 2017. We incurred issuance costs of $6 million in connection with the 2027 Senior Notes that, along with the debt discount, are being amortized to interest expense over the term of the senior notes.

*2029 Senior Notes*

In October 2019, the company issued an aggregate principal amount of $500 million in unsecured senior notes ("2029 Senior Notes"). The 2029 Senior Notes were issued at 99.914 percent of their principal amount. The notes will mature on October 30, 2029 and bear interest at a fixed rate of 3.00 percent per annum. The interest is payable semi-annually on April 30 and October 30, commencing on April 30, 2020. We incurred issuance costs of $4 million in connection with the 2029 Senior Notes that, along with the debt discount, are being amortized to interest expense over the term of the senior notes.

*2034 Senior Notes*

In October 2024, the company issued an aggregate principal amount of $600 million in unsecured senior notes ("2034 Senior Notes"). The 2034 Senior Notes were issued at 99.897 percent of their principal amount. The notes will mature on October 15, 2034 and bear interest at a fixed rate of 4.95 percent per annum. The interest is payable semi-annually on April 15 and October 15, commencing on April 15, 2025. We incurred issuance costs of $6 million in connection with the 2034 Senior Notes that, along with the debt discount, are being amortized to interest expense over the term of the senior notes.

The above senior notes are unsecured and rank equally in right of payment with all of our other senior unsecured indebtedness. We were in compliance with the covenants of our senior notes during the year ended October 31, 2024.

*Revolving Credit Facility*

On July 30, 2021, we entered into an amended and restated credit agreement (the "Revolving Credit Facility"), which provides a $750 million five-year unsecured revolving credit facility that expires on July 30, 2026 with an annual interest rate of LIBOR + 1 percent along with a facility fee of 0.125 percent per annum. On February 17, 2023, we entered into the first amendment to the Revolving Credit Facility to change the annual interest rate from LIBOR

+ 1 percent to SOFR + 1.1 percent. In addition, the Revolving Credit Facility permits the company, subject to certain customary conditions, on one or more occasions to request to increase the total commitments under the Revolving Credit Facility by up to $250 million in the aggregate. We may use amounts borrowed under the Revolving Credit Facility for general corporate purposes. As of October 31, 2024 and 2023, we had no borrowings outstanding under the Revolving Credit Facility. We were in compliance with the covenants of the Revolving Credit Facility during the year ended October 31, 2024. See Note 11, "Debt," for additional information.

*Bridge Facility*

On March 28, 2024, we entered into a bridge credit agreement (the "Bridge Facility") pursuant to which certain lenders agreed to provide a senior unsecured 364-day bridge credit facility of up to 1,350 million pounds sterling for the purpose of providing the financing to support a planned acquisition. On July 25, 2024, the Bridge Facility was decreased to 1,232 million pounds sterling. We incurred costs in connection with the Bridge Facility of $7 million that are included in "other current assets" in the consolidated balance sheet and are being amortized to interest expense over the term of the Bridge Facility.

*ESI Group debt and credit facility assumed*

As part of the ESI Group acquisition, we assumed debt of $24 million, of which $10 million was payable within one year. The debt included a syndicated loan of $11 million payable through yearly installments until April 2025 with an annual interest rate of EURIBOR + 2 to 2.5 percent. We also assumed various fixed interest rate state-guaranteed loans and other bank borrowings of $13 million. During the year ended October 31, 2024, we repaid the debt assumed as part of the acquisition.

As part of the ESI Group acquisition, we assumed a revolving credit facility of 10 million euros that was subsequently terminated in April 2024.

See Note 11, "Debt," for additional information.

**Cash and cash requirements**

*Cash*

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | *(in millions)* | |
| Cash, cash equivalents and restricted cash | $1,814 | $2,488 |
| U.S. | $ 626 | $ 362 |
| Non-U.S. | $1,188 | $2,126 |

Our cash and cash equivalents mainly consist of investments in institutional money market funds, short-term deposits held at major global financial institutions, and similar short duration instruments with original maturities of three months or less. We continuously monitor the creditworthiness of the financial institutions and money market fund asset managers with whom we invest our funds. We utilize a variety of funding strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. Most significant international locations have access to internal funding through an offshore cash pool for working capital needs. In addition, a few locations that are unable to access internal funding have access to temporary local overdraft and short-term working capital lines of credit.

*Cash requirements*

We have cash requirements to support working capital needs, capital expenditures, business acquisitions, contractual obligations, commitments, principal and interest payments on debt, and other liquidity requirements associated with our operations. We generally intend to use available cash and funds generated from our operations to meet these cash requirements, but in the event that additional liquidity is required, we may also borrow under our Revolving Credit Facility.

On March 28, 2024, we announced our intention to acquire the entire share capital of Spirent Communications PLC ("Spirent") for cash consideration of 199 pence per Spirent share, which reflects a valuation of $1,463 million on a fully diluted basis. Spirent shareholders will also be entitled to receive a special dividend of 2.5 pence per Spirent share, in lieu of any final dividend for the year ended December 31, 2023 (together with the cash consideration of 199 pence per share). The acquisition is expected to be completed during the first half of fiscal year 2025, pending regulatory clearances.

On September 19, 2024, Keysight announced that it had entered into a definitive agreement with Synopsys, Inc. ("Synopsys") to acquire Synopsys' Optical Solutions Group, a leading developer of optical design and analysis software tools. The transaction is subject to customary closing conditions, including review by regulatory authorities and the successful closing of Synopsys' proposed acquisition of Ansys, which is pending regulatory approvals and is expected to close in the first half of 2025.

The following table summarizes our short and long-term cash requirements as of October 31, 2024:

| | Total | Due within one year | Due later than one year |
|---|---|---|---|
| | | (in millions) | |
| Senior notes obligations | $1,800 | $ — | $1,800 |
| Interest payments on senior notes | 453 | 77 | 376 |
| Operating lease commitments | 270 | 51 | 219 |
| Commitments to contract manufacturers and suppliers | 465 | 456 | 9 |
| Other purchase commitments | 96 | 42 | 54 |
| Other liabilities reflected on our consolidated balance sheet | 1,797 | 1,046 | 751 |
| Total | $4,881 | $1,672 | $3,209 |

*Senior notes obligations and interest payments on senior notes.* We have contractual obligations for principal and interest payments on our senior notes. See Note 11, "Debt," for additional information.

*Operating lease commitments.* Commitments under operating leases primarily relates to leasehold properties. See Note 10, "Leases," for additional information.

*Commitments to contract manufacturers and suppliers.* We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. See Note 14, "Commitments and Contingencies," for additional information. As of October 31, 2024, we had non-cancellable purchase commitments that aggregated $423 million, of which the majority is for less than one year.

*Other purchase commitments.* Other purchase commitments primarily relate to software as a service and other professional services contracts.

We also have long-term power purchase agreements to purchase power at predominantly variable prices. These agreements are expected to support our power consumption needs with more favorable pricing and reliability than our previous supply agreements. See Note 14, "Commitments and Contingencies," for additional information.

*Other liabilities.* Other liabilities primarily include contract liabilities, net pension and post-retirement benefit obligations, employee compensation and benefits, net tax liabilities, standard warranties and other accrued liabilities. The timing of cash flows associated with these obligations is based on management's estimates over the terms of these arrangements and is largely based on historical experience.

Of the tax liabilities included in the above table, $20 million relates to a U.S. transition tax liability and $200 million for uncertain tax positions. The remaining U.S. transition tax liability, which Keysight originally elected to pay over 8 years, is payable over the next 3 years and relates to a one-time U.S. tax on those earnings that had not been previously repatriated to the U.S. With regard to the $200 million of long-term liabilities for uncertain tax positions, we are unable to accurately predict when these amounts will be realized or released. We believe that we have an adequate provision for any adjustments that may result from tax examinations. However, the outcome of tax examinations cannot be predicted with certainty. Given the numerous tax years and matters that remain subject to examination in various tax jurisdictions, the ultimate resolution of current and future tax examinations could be inconsistent with management's current expectations. See Note 5, "Income Taxes," for additional information.

In addition to the obligations noted above, as of October 31, 2024, we had $43 million of outstanding letters of credit and surety bonds that were issued by various lenders.

For the next twelve months, we do not expect to contribute to our U.S. defined benefit plan and U.S. post-retirement benefit plan, and we expect to contribute $13 million to our non-U.S. defined benefit plans. The ultimate amounts we may contribute depend on, among other things, legal requirements, underlying asset returns, the plan's funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates, and other factors. See Note 12, ''Retirement Plans and Post-Retirement Benefit Plans,'' for additional information.

Additionally, we expect capital spending to be approximately $150 million in 2025, compared to $147 million in 2024.

As of October 31, 2024, we believe our cash and cash equivalents, cash generated from operations, and our ability to access capital markets and credit lines will satisfy our cash needs for the foreseeable future both globally and domestically.

## Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. We are not aware of any specific event or circumstance that would require an update to our estimates or judgments or a revision of the carrying value of our assets or liabilities as of October 31, 2024. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective, or complex judgments by management. Those policies are revenue recognition, inventory valuation, share-based compensation, retirement and post-retirement plan assumptions, business combinations, valuation of goodwill and other intangible assets, warranty, loss contingencies, restructuring, and accounting for income taxes.

*Revenue recognition.* Revenue is recognized upon transfer of control of the promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We primarily generate revenue from the sale of products (hardware and/or software), services, or a combination thereof. We enter into contracts that may involve multiple performance obligations, and we allocate the transaction price between each performance obligation on the basis of relative standalone selling price (''SSP''). We recognize revenue following a five-step model.

1. *Identify the contract with a customer:* Generally, we consider customer purchase orders, which in some cases are governed by master sales or other purchase agreements, to be the customer contract. All of the following criteria must be met before we consider an agreement to qualify as a contract with a customer under the revenue standard: (i) it must be approved by all parties; (ii) each party's rights regarding the goods and services to be transferred can be identified; (iii) the payment terms for the goods and services can be identified; (iv) the agreement has commercial substance; and, (v) the customer has the ability and intent to pay and collection of substantially all of the consideration is probable. We exercise reasonable judgment to determine the customer's ability and intent to pay, which is based upon various factors including the customer's historical payment experience or credit and financial information and credit risk management measures that we implement.

2. *Identify the performance obligations in the contract:* We assess whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and, (ii) our promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

3. *Determine the transaction price:* Transaction price reflects the amount of consideration to which we expect to be entitled in exchange for transferring goods or services. Our contracts may include terms that could

cause variability in the transaction price including rebates, rights of return, trade-in credits, and discounts. Variable consideration is generally accounted for at the portfolio level and estimated based on historical information.

4.  *Allocate the transaction price to performance obligations in the contract:* If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation. Many of our contracts include multiple performance obligations with a combination of distinct products and services, maintenance and support, professional services and/or training. For contracts with multiple performance obligations, we allocate the total transaction value to each distinct performance obligation based on relative SSP. Judgment is required to determine the SSP for each distinct performance obligation. The best evidence of SSP is the observable price of a good or service when we sell that good or service separately under similar circumstances to similar customers. Since most contracts contain multiple performance obligations, we use information that may include market conditions and other observable inputs to estimate SSP when we do not have standalone transactions.

5.  *Recognize revenue when (or as) performance obligations are satisfied:* Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer's designated location. For software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For sales of implementation service and custom solutions or in instances where products are sold along with essential installation services, transfer of control occurs and revenue is typically recognized upon customer acceptance. For fixed-price support and extended warranty contracts, or certain software arrangements that provide customers with a right to access over a discrete period, control is deemed to transfer over time and revenue is recognized on a straight-line basis over the contract term due to the stand-ready nature of the performance obligation. Revenue from hardware repairs and calibration services outside of an extended warranty or support contract is recognized at the time of completion of the related service. For other professional services or time-based labor contracts, revenue is recognized as we perform the services and the customer receives and/or consume the benefits.

*Inventory valuation.* We assess the valuation of our inventory periodically and adjust the value for estimated excess and obsolete inventory based on future demand and actual usage. The excess balance determined by this analysis serves as the basis for our excess inventory charge. Our excess inventory review process includes analyzing sales unit forecasts, managing product rollovers, and collaborating with manufacturing to maximize the recovery of excess inventory, taking actual market and economic conditions into consideration.

*Share-based compensation.* We account for share-based awards in accordance with the provisions of the authoritative accounting guidance, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors. Awards granted under the Long-Term Performance (''the LTP'') Program are based on a variety of targets, such as total shareholder return (''TSR'') or financial metrics such as operating margin. The awards based on TSR were valued using a Monte Carlo simulation model and those based on financial metrics were valued based on the market price of Keysight's common stock on the date of grant. The compensation cost for financial metrics-based performance awards reflects the cost of awards that are probable to vest at the end of the performance period. The Monte Carlo simulation fair value model requires the use of highly subjective and complex assumptions, including the price volatility of the underlying stock. For additional information on valuation assumptions, see Note 4, ''Share-Based Compensation.'' The estimated fair value of restricted stock awards is determined based on the market price of Keysight's common stock on the date of grant. We did not grant any option awards in 2024, 2023 and 2022.

*Retirement and post-retirement benefit plan assumptions.* Retirement and post-retirement benefit plan costs are a significant cost of doing business. They represent obligations that will ultimately be settled sometime in the future and therefore are subject to estimation. Defined benefit plan obligations are remeasured at least annually as of October 31, based on the present value of future benefit payments to reflect the future benefit costs over the employees' average expected future service to Keysight based on the terms of the plans. To estimate the present value of these future payments, we are required to make assumptions using actuarial concepts within the framework of generally accepted accounting principles in the U.S. The discount rate is a critical assumption. Other important assumptions include expected long-term return on plan assets, expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover, retiree mortality rates and investment portfolio composition. We evaluate these assumptions at least annually. See Note 12, "Retirement Plans and Post-Retirement Benefit Plans."

The discount rate is used to determine the present value of future benefit payments at the measurement date, which is October 31 for both U.S. and non-U.S. plans. The U.S. discount rates as of October 31, 2024 and 2023 were determined based on the results of matching expected plan benefit payments with cash flows from a hypothetically constructed bond portfolio. The non-U.S. discount rates as of October 31, 2024 and 2023 were determined using spot rates along the yield curve to calculate disaggregated discount rates. In addition, we used this method to calculate two components of the periodic benefit cost: service cost and interest cost. If we changed our discount rate by 1 percent, the impact would be $6 million on U.S. net periodic benefit cost and $13 million on non-U.S. net periodic benefit cost. Lower discount rates increase the present value of the liability and subsequent year pension expense; higher discount rates decrease the present value of the liability and subsequent year pension expense.

The company uses alternate methods of amortization, as allowed by the authoritative guidance, that amortizes the actuarial gains and losses on a consistent basis for the years presented. For U.S. plans, gains and losses are amortized over the average future working lifetime. For most non-U.S. plans and U.S. post-retirement benefit plans, gains and losses are amortized using a separate layer for each year's gains and losses. The expected long-term return on plan assets is estimated using current and expected asset allocations as well as historical and expected returns. Plan assets are valued at fair value. If we changed our estimated return on assets by 1 percent, the impact would be $7 million on U.S. net periodic benefit cost and $8 million on non-U.S. net periodic benefit cost.

*Business combinations.* Our methodology for allocating the purchase price relating to acquisitions is determined through established valuation techniques. We allocate the purchase price paid for assets acquired and liabilities assumed in connection with our acquisitions based on their estimated fair values at the time of acquisition, which involves a number of assumptions, estimates, and judgments, which are inherently uncertain and subject to refinement. We determine the estimated fair values with the assistance of valuations performed by third party specialists, discounted cash flow analysis, and estimates made by management. Our ability to realize the future cash flows used in our fair value estimates may be affected by changes in our financial condition, financial performance, or business strategies. Our assumptions and estimates are based upon comparable market data and information obtained from our management and the management of the acquired companies. These assumptions and estimates are used to value assets acquired and liabilities assumed, and to allocate goodwill to the reporting units of the business that are expected to benefit from the business combination. During the measurement period, which may be up to one year from the business acquisition date, we may recognize adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions quarterly and record any adjustment to our preliminary estimates to goodwill provided that we are within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

*Goodwill and other intangible assets.* We review goodwill for impairment annually during our fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. At the time of an acquisition, we assign goodwill to the reporting unit that is expected to benefit from the synergies of the combination.

Companies have the option to perform a qualitative assessment to determine whether performing a quantitative test is necessary. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test will be required. Otherwise, no further testing will be required.

The quantitative impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. We determine the fair value of a reporting unit from the results derived using the market approach, when available and appropriate, or the income approach, or a combination of both. If multiple valuation methodologies are used, the results are weighted accordingly. The income approach is estimated through the discounted cash flow ("DCF") analysis. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates, revenue growth rates, and the amount and timing of expected future cash flows. Discount rates are based on a weighted average cost of capital ("WACC"), which represents the average rate a business must pay its providers of debt and equity, plus a risk premium. The WACC used to test goodwill is derived from a group of comparable companies. The cash flows employed in the DCF analysis are derived from internal forecasts and external market forecasts. The market approach estimates the fair value of the reporting unit by utilizing the market comparable method, which is based on revenue and earnings multiples from comparable companies. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, then an impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit's fair value up to a maximum amount of the goodwill balance for the reporting unit.

During the fourth quarter of 2024, we performed our annual impairment test of goodwill for all our reporting units using a qualitative approach. Based on the results of our qualitative testing, we believe that it is more likely than not that the fair value of each reporting unit is greater than its respective carrying value. There were no impairments of goodwill during the years ended October 31, 2024, 2023 and 2022.

Other intangible assets consist primarily of developed technologies, trademarks, customer relationships, non-compete agreements, and backlog and are amortized using the straight-line method over estimated useful lives ranging from 1 to 12 years. We review other intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. No impairments of amortizable intangible assets were recorded during the years ended October 31, 2024, 2023 and 2022.

We review indefinite-lived intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. The authoritative accounting guidance allows a qualitative approach for testing indefinite-lived intangible assets for impairment, similar to the impairment testing guidance for goodwill. It allows the option to first assess qualitative factors (events and circumstances) that could have affected the significant inputs used in determining the fair value of the indefinite-lived intangible asset. The qualitative factors assist in determining whether it is more likely than not that the indefinite-lived intangible asset is impaired. An organization may choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to calculating its fair value. Our indefinite-lived intangible assets are generally in-process research and development ("IPR&D") intangible assets. No impairments of indefinite-lived intangible assets were recorded in 2024. We had no IPR&D intangible assets as of October 31, 2023 and 2022.

*Warranty.* Keysight warranties on products sold through direct sales channels are primarily for one year. Warranties for products sold through distribution channels are primarily for three years. We accrue for standard warranty costs based on historical trends in warranty charges. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within "cost of products" at the time related product revenue is recognized.

We also sell extended warranties that provide warranty coverage beyond the standard warranty term. Revenue associated with extended warranties is deferred and recognized over the extended coverage period.

*Loss Contingencies.* As discussed in Note 14, "Commitments and Contingencies" to the consolidated financial statements, we are, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to our business (or the business operations of previously owned entities). We recognize a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors. Changes in these factors could materially impact our financial position or our results of operations.

*Restructuring.* The main component of our existing restructuring plans is related to workforce reductions and site restructuring. Workforce reduction charges are accrued when payment of benefits becomes probable and the amounts can be estimated. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and other related charges could be materially different, either higher or lower, than those we have recorded.

*Accounting for income taxes.* We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax benefits, credits and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of losses in recent years and our forecast of future taxable income. As of October 31, 2024, the company maintains a valuation allowance mainly related to net operating losses in Luxembourg, capital losses and net operating losses in the U.K., and California research credits from acquired entities that are subject to change in ownership limitations. We intend to maintain a valuation allowance in these jurisdictions until sufficient positive evidence exists to support their reversal.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. The ultimate resolution of tax uncertainties may differ from what is currently estimated, which could result in a material impact on income tax expense. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. We include interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations.

## New Accounting Standards

See Note 1, "Overview, Basis of Presentation and Summary of Significant Accounting Policies," to the consolidated financial statements for a description of new accounting pronouncements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates and interest rates. Because derivative instruments are used solely as hedges and not for speculative trading purposes, fluctuations in the market values of such derivative instruments are generally offset by reciprocal changes in the underlying economic exposures that the instruments are intended to hedge. For further discussion of derivative financial instruments, see Note 9, "Derivatives."

*Currency exchange rate risk*

We are exposed to foreign currency exchange rate risks inherent in our sales commitments, anticipated sales, expenses, assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. We hedge future cash flows denominated in currencies other than the functional currency using sales and expense forecasts on a rolling period of up to twelve months. Our exposure to exchange rate risks is managed on an enterprise-wide basis. This strategy utilizes derivative financial instruments, primarily forward contracts, to hedge certain foreign currency exposures with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. We do not currently and do not intend to utilize derivative financial instruments for speculative trading purposes. To the extent that we are required to pay for all, or portions, of an acquisition price in foreign currencies, we may enter into foreign exchange contracts to reduce the risk that currency movements will impact the cost of the transaction.

Our operations generate non-functional currency cash flows such as revenue, third-party vendor payments, and inter-company payments. In anticipation of these foreign currency cash flows and in view of the volatility of the currency market, we enter into foreign exchange contracts as described above to substantially mitigate our currency risk. In 2024, 2023 and 2022, approximately 71 percent, 75 percent, and 77 percent, respectively, of our revenues were generated in U.S. dollars.

The unfavorable effects of changes in foreign currency exchange rates, principally as a result of the strength of the U.S. dollar, had an immaterial impact on our revenue in the year ended October 31, 2024. We calculate the impact of foreign currency exchange rates movements by applying the actual foreign currency exchange rates in effect during the last month of each fiscal quarter of the current fiscal year to both the applicable current and prior year periods. We also performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of October 31, 2024 and 2023, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations, or cash flows.

*Interest rate risk*

A change in interest rates on long-term debt impacts the fair value of the company's fixed-rate long-term debt but not the company's earnings or cash flow because the interest on such debt is fixed. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise.

As of October 31, 2024, a hypothetical 10 percent increase in interest rates would have decreased the fair value of the company's fixed-rate debt by approximately $41 million. However, since the company currently has no plans to repurchase its outstanding fixed-rate instruments before their maturity, nor do the investors in our fixed-rate debt obligations have the right to demand we pay off these obligations prior to maturity, the impact of market interest rate fluctuations on the company's fixed-rate long-term debt does not affect the company's results of operations or stockholders' equity.

**Item 8.** **Financial Statements and Supplementary Data**

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Keysight Technologies, Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Keysight Technologies, Inc. and its subsidiaries (the "Company") as of October 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended October 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended October 31, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of October 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

## Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded ESI Group SA. ("ESI Group"), Riscure Holding B.V ("Riscure") and AnaPico AG ("AnaPico") from its assessment of internal control over financial reporting as of October 31, 2024, because they were acquired by the Company in purchase business combinations during 2024. We have also excluded ESI Group, Riscure and AnaPico from our audit of internal control over financial reporting. ESI Group is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent approximately 1% and 3%, respectively, while Riscure and AnaPico, wholly-owned subsidiaries, each constituted less than 1% of total assets and total revenues of the related consolidated financial statement amounts as of and for the year ended October 31, 2024.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Acquisition of ESI Group SA - Valuation of Developed Technology and Customer Relationships*

As described in Note 2 to the consolidated financial statements, on November 3, 2023, the Company acquired 50.6% of the share capital of ESI Group for $477 million, net of cash acquired, using existing cash. During January 2024, the Company completed the acquisition of the remaining share capital of ESI Group for $458 million, using existing cash. Of the acquired other intangible assets, $270 million of developed technology and $160 million of customer relationships were recorded. The intangible assets were valued by management using different income approach methods, which included the multi-period excess earnings and with and without valuation methods for developed technology and customer relationships, respectively. The significant assumptions used to estimate the fair value of the acquired intangible assets included revenue growth rates, earnings before interest and taxes, customer attrition rate, discount rate, obsolescence rate and total operating expenses.

The principal considerations for our determination that performing procedures relating to the valuation of developed technology and customer relationships acquired in the acquisition of ESI Group is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the developed technology and customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumption related to earnings before interest and taxes; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the developed technology and customer relationships acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the developed technology and customer relationships acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and with and without valuation methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and with and without valuation methods; and (v) evaluating the reasonableness of the significant assumption used by management related to earnings before interest and taxes. Evaluating management's assumption related to earnings before interest and taxes involved considering (i) the current and past performance of ESI Group; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the multi-period excess earnings and with and without valuation methods.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 17, 2024

We have served as the Company's auditor since 2013.

# KEYSIGHT TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENT OF OPERATIONS
### (in millions, except per share data)

| | Year Ended October 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Revenue: | | | |
| Products.................................................... | $3,717 | $4,336 | $4,386 |
| Services and other ........................................... | 1,262 | 1,128 | 1,034 |
| Total revenue........................................ | 4,979 | 5,464 | 5,420 |
| Costs and expenses: | | | |
| Cost of products ............................................. | 1,452 | 1,552 | 1,607 |
| Cost of services and other .................................... | 394 | 380 | 363 |
| Total costs......................................... | 1,846 | 1,932 | 1,970 |
| Research and development..................................... | 919 | 882 | 841 |
| Selling, general and administrative ............................ | 1,395 | 1,307 | 1,283 |
| Other operating expense (income), net .......................... | (14) | (15) | (8) |
| Total costs and expenses ............................. | 4,146 | 4,106 | 4,086 |
| Income from operations ...................................... | 833 | 1,358 | 1,334 |
| Interest income ............................................. | 81 | 102 | 16 |
| Interest expense ............................................ | (84) | (78) | (79) |
| Other income (expense), net .................................. | 35 | (25) | 14 |
| Income before taxes ......................................... | 865 | 1,357 | 1,285 |
| Provision for income tax ..................................... | 251 | 300 | 161 |
| Net income ................................................. | $ 614 | $1,057 | $1,124 |
| | | | |
| Net income per share: | | | |
| Basic ..................................................... | $ 3.53 | $ 5.95 | $ 6.23 |
| Diluted.................................................... | $ 3.51 | $ 5.91 | $ 6.18 |
| | | | |
| Weighted average shares used in computing net income per share: | | | |
| Basic ..................................................... | 174 | 178 | 180 |
| Diluted.................................................... | 175 | 179 | 182 |

The accompanying notes are an integral part of these consolidated financial statements.

# KEYSIGHT TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
### (in millions)

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Net income | $614 | $1,057 | $1,124 |
| Other comprehensive income (loss): | | | |
| Gains (losses) on derivative instruments, net of tax benefit (expense) of $(2), $4 and $(19) | 7 | (15) | 73 |
| Amounts reclassified into earnings related to derivative instruments, net of tax benefit (expense) of $4, $1 and zero | (7) | (6) | (3) |
| Foreign currency translation, net of tax benefit (expense) of zero | 31 | 18 | (165) |
| Net defined benefit pension cost and post-retirement plan costs: | | | |
| Change in net actuarial loss, net of tax benefit (expense) of $(14), $10 and zero | 73 | (9) | 83 |
| Change in net prior service cost, net of tax benefit of zero, zero and zero | (2) | — | — |
| Other comprehensive income (loss) | 102 | (12) | (12) |
| Total comprehensive income | $716 | $1,045 | $1,112 |

The accompanying notes are an integral part of these consolidated financial statements.

# KEYSIGHT TECHNOLOGIES, INC.
# CONSOLIDATED BALANCE SHEET
### (in millions, except par value and share data)

| | October 31, 2024 | October 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,796 | $ 2,472 |
| Accounts receivable, net | 857 | 900 |
| Inventory | 1,022 | 985 |
| Other current assets | 582 | 452 |
| Total current assets | 4,257 | 4,809 |
| Property, plant and equipment, net | 774 | 761 |
| Operating lease right-of-use assets | 234 | 226 |
| Goodwill | 2,388 | 1,640 |
| Other intangible assets, net | 607 | 155 |
| Long-term investments | 110 | 81 |
| Long-term deferred tax assets | 378 | 671 |
| Other assets | 521 | 340 |
| Total assets | $ 9,269 | $ 8,683 |
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ — | $ 599 |
| Accounts payable | 313 | 286 |
| Employee compensation and benefits | 295 | 304 |
| Deferred revenue | 561 | 541 |
| Income and other taxes payable | 90 | 90 |
| Operating lease liabilities | 43 | 40 |
| Other accrued liabilities | 125 | 189 |
| Total current liabilities | 1,427 | 2,049 |
| Long-term debt | 1,790 | 1,195 |
| Retirement and post-retirement benefits | 81 | 64 |
| Long-term deferred revenue | 206 | 216 |
| Long-term operating lease liabilities | 197 | 192 |
| Other long-term liabilities | 463 | 313 |
| Total liabilities | 4,164 | 4,029 |
| Commitments and contingencies (Note 14) | | |
| Stockholders' equity: | | |
| Preferred stock; $0.01 par value; 100 million shares authorized; none issued and outstanding | — | — |
| Common stock; $0.01 par value; 1 billion shares authorized; 201 million and 200 million shares issued, respectively | 2 | 2 |
| Treasury stock, at cost; 28.4 million shares and 25.4 million shares, respectively | (3,422) | (2,980) |
| Additional paid-in-capital | 2,664 | 2,487 |
| Retained earnings | 6,225 | 5,611 |
| Accumulated other comprehensive loss | (364) | (466) |
| Total stockholders' equity | 5,105 | 4,654 |
| Total liabilities and equity | $ 9,269 | $ 8,683 |

The accompanying notes are an integral part of these consolidated financial statements.

# KEYSIGHT TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENT OF CASH FLOWS
### (in millions)

| | Year Ended October 31, | | |
| --- | ---: | ---: | ---: |
| | **2024** | **2023** | **2022** |
| Cash flows from operating activities: | | | |
| Net income | $ 614 | $1,057 | $1,124 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 126 | 120 | 117 |
| Amortization | 144 | 92 | 106 |
| Share-based compensation | 137 | 135 | 125 |
| Deferred tax expense (benefit) | 268 | (3) | 7 |
| Excess and obsolete inventory-related charges | 35 | 27 | 27 |
| Other non-cash expenses (income), net | (1) | (1) | 42 |
| Changes in assets and liabilities, net of effects of businesses acquired: | | | |
| Accounts receivable | 71 | 14 | (204) |
| Inventory | (49) | (148) | (125) |
| Accounts payable | 26 | (62) | 56 |
| Employee compensation and benefits | (36) | (43) | (17) |
| Deferred revenue | (12) | 61 | 79 |
| Income taxes payable | 30 | (40) | (14) |
| Interest rate swap agreement termination proceeds | — | 107 | — |
| Prepaid assets | 14 | 7 | (124) |
| Tax receivables | (202) | (4) | (30) |
| Other assets and liabilities | (113) | 89 | (25) |
| Net cash provided by operating activities | 1,052 | 1,408 | 1,144 |
| Cash flows from investing activities: | | | |
| Investments in property, plant and equipment | (154) | (197) | (185) |
| Proceeds from government incentives | 7 | 1 | — |
| Acquisitions of businesses and intangible assets, net of cash acquired | (681) | (85) | (33) |
| Purchase of investments | (11) | (7) | (33) |
| Other investing activities | 20 | — | — |
| Net cash used in investing activities | (819) | (288) | (251) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock under employee stock plans | 66 | 67 | 63 |
| Payment of taxes related to net share settlement of equity awards | (31) | (49) | (74) |
| Acquisition of non-controlling interests | (458) | — | — |
| Treasury stock repurchases, including excise tax payments | (443) | (702) | (849) |
| Proceeds from issuance of long-term debt | 599 | — | — |
| Repayment of debt | (624) | — | — |
| Debt issuance costs | (12) | — | — |
| Other financing activities | (10) | (3) | (1) |
| Net cash used in financing activities | (913) | (687) | (861) |
| Effect of exchange rate movements | 6 | (2) | (43) |
| Net increase (decrease) in cash, cash equivalents, and restricted cash | (674) | 431 | (11) |
| Cash, cash equivalents, and restricted cash at beginning of year | 2,488 | 2,057 | 2,068 |
| Cash, cash equivalents, and restricted cash at end of year | $1,814 | $2,488 | $2,057 |
| | | | |
| Supplemental cash flow information: | | | |
| Interest payments | $ 75 | $ 75 | $ 75 |
| Income tax paid, net | $ 146 | $ 343 | $ 191 |
| Investments in property, plant and equipment included in accounts payable | $ 19 | $ 30 | $ 31 |

The accompanying notes are an integral part of these consolidated financial statements.

# KEYSIGHT TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENT OF EQUITY
### (in millions, except number of shares in thousands)

| | Common Stock | | Additional Paid-in Capital | Treasury Stock | | Retained Earnings | Accumulated Other Comprehensive Loss | Non-controlling Interests | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Par Value | | Number of Shares | Treasury Stock at Cost | | | | |
| **Balance as of October 31, 2021** | 197,248 | $ 2 | $2,219 | (15,094) | $(1,425) | $3,430 | $(442) | $ — | $3,784 |
| Net income | — | — | — | — | — | 1,124 | — | — | 1,124 |
| Other comprehensive income (loss), net of tax | — | — | — | — | — | — | (12) | — | (12) |
| Issuance of common stock | 1,321 | — | 63 | — | — | — | — | — | 63 |
| Taxes related to net share settlement of equity awards | — | — | (74) | — | — | — | — | — | (74) |
| Share-based compensation | — | — | 125 | — | — | — | — | — | 125 |
| Repurchase of common stock | — | — | — | (5,442) | (849) | — | — | — | (849) |
| **Balance as of October 31, 2022** | 198,569 | 2 | 2,333 | (20,536) | (2,274) | 4,554 | (454) | — | 4,161 |
| Net income | — | — | — | — | — | 1,057 | — | — | 1,057 |
| Other comprehensive income (loss), net of tax | — | — | — | — | — | — | (12) | — | (12) |
| Issuance of common stock | 1,202 | — | 67 | — | — | — | — | — | 67 |
| Taxes related to net share settlement of equity awards | — | — | (49) | — | — | — | — | — | (49) |
| Share-based compensation | — | — | 136 | — | — | — | — | — | 136 |
| Repurchase of common stock, including excise tax | — | — | — | (4,913) | (706) | — | — | — | (706) |
| **Balance as of October 31, 2023** | 199,771 | 2 | 2,487 | (25,449) | (2,980) | 5,611 | (466) | — | 4,654 |
| Net income | — | — | — | — | — | 614 | — | 4 | 618 |
| Other comprehensive income (loss), net of tax | — | — | — | — | — | — | 102 | — | 102 |
| ESI Group acquisition | — | — | — | — | — | — | — | 458 | 458 |
| Issuance of common stock | 1,237 | — | 66 | — | — | — | — | — | 66 |
| Taxes related to net share settlement of equity awards | — | — | (31) | — | — | — | — | — | (31) |
| Share-based compensation | — | — | 138 | — | — | — | — | — | 138 |
| Repurchase of common stock, including excise tax | — | — | — | (2,975) | (442) | — | — | — | (442) |
| Acquisition of non-controlling interests | — | — | 4 | — | — | — | — | (462) | (458) |
| **Balance as of October 31, 2024** | 201,008 | $ 2 | $2,664 | (28,424) | $(3,422) | $6,225 | $(364) | $ — | $5,105 |

The accompanying notes are an integral part of these consolidated financial statements.

# KEYSIGHT TECHNOLOGIES, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **OVERVIEW, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Overview.* Keysight Technologies, Inc. (''we,'' ''us,'' ''Keysight'' or the ''company''), incorporated in Delaware on December 6, 2013, is a global innovator in the computing, communications and electronics market, committed to advancing our customers' business success by helping them solve critical challenges in the development and commercialization of their products and services. Our mission, *''accelerating innovation to connect and secure the world,''* speaks to the value we provide our customers in a world of ever-increasing technological complexity. We deliver this value through a broad range of design and test solutions that address the critical challenges our customers face in bringing their innovations to market on ever-shorter schedules.

*Basis of Presentation.* We have prepared the accompanying financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (''SEC'') and in conformity with generally accepted accounting principles in the U.S. (''GAAP''). Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Management is responsible for the fair presentation of the accompanying consolidated financial statements, prepared in accordance with GAAP, and has full responsibility for their integrity and accuracy. In the opinion of management, the accompanying consolidated financial statements contain all normal and recurring adjustments necessary to present fairly our consolidated balance sheet, consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of cash flows and consolidated statement of equity.

*Principles of consolidation.* The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant inter-company transactions have been eliminated. The consolidated financial statements also reflect the impact of non-controlling interests. Non-controlling interests do not have a significant impact on the consolidated results of operations; therefore, net income attributable to non-controlling interests for the year ended October 31, 2024 of $4 million is not presented separately and is included in ''other income (expense), net'' in the consolidated statements of operations.

*Use of Estimates.* The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. We are not aware of any specific event or circumstance that would require an update to our estimates or judgments or a revision of the carrying value of our assets or liabilities as of October 31, 2024. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, inventory valuation, share-based compensation, retirement and post-retirement plan assumptions, business combinations, valuation of goodwill and other intangible assets, warranty, loss contingencies, restructuring and accounting for income taxes.

*Revenue recognition.* Revenue is recognized upon transfer of control of the promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We primarily generate revenue from the sale of products (hardware and/or software), services, or a combination thereof. We enter into contracts that may involve multiple performance obligations, and we allocate the transaction price between each performance obligation on the basis of relative standalone selling price (''SSP''). Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Product revenues are generated predominantly from the sale of various types of design and test software and hardware. Products consist of standalone software and hardware generally installed with software applications that are licensed on a perpetual and term basis. Our hardware products generally do not have any substantive acceptance terms that would otherwise preclude the transfer of control. Performance obligations related to our software licenses, including the license portion of our software subscriptions, grant the customer the right to use our software primarily via electronic delivery.

Service revenues consist of repair and calibration services, extended warranties, technical support for hardware and software, when-and-if available software updates and upgrades, and professional services, including installation and implementation, consulting, and training. Services include both hardware and software services. Repair and calibration services for hardware products are sold both as per-incident customer services and as customer agreements to provide such services over the contractual period. Extended warranties are optional to the customer and provide warranty on hardware products for additional years beyond the standard one-year warranty. Technical support for software and when-and-if available software updates and upgrades are sold either together with our software licenses and software subscriptions, or separately as part of our customer support programs. These are considered stand-ready performance obligations where customers benefit from the services evenly throughout the license or service period. Our professional services may be sold on a time and material basis (e.g., consulting) or on a fixed-fee basis (e.g., non-recurring engineering).

We also generate revenues from a combination of products and services ("custom solutions"), including combinations of hardware, software, software subscriptions, installation, professional services, and other support services. Custom solutions provide the customer with a combination of hardware, software and professional services to meet customers' unique specifications and are accounted for as one performance obligation.

For our contracts with customers, we account for individual performance obligations separately if they are distinct. Our standard payment terms are net 30 to 90 days, and we generally do not offer extended payment terms beyond one year. Our contracts typically contain various forms of variable consideration, including trade discounts, trade-in credits, rebates, and rights of return. The transaction price is allocated to the separate performance obligations based on relative SSP. SSPs for a majority of our products and services are estimated based on our established pricing practices and maximize the use of observable inputs. An observable input is the price of the good or service when it is sold as a separate item in a similar circumstance and to a similar customer as in the contract for which SSPs are being determined. We have elected to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by Keysight from a customer (e.g., sales, use, value added, and some excise taxes). We have also elected to account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations.

Our typical performance obligations include the following:

| Performance obligation | When performance obligation is typically satisfied | When payment is typically due | How standalone selling price is typically determined |
|---|---|---|---|
| *Product Revenues* | | | |
| Hardware | When customer obtains control of the product, typically at delivery (point in time) | Within 30-90 days of shipment | Estimated based on established pricing practices or observable based on standalone sales for certain hardware products |
| Software licenses | Primarily upon electronic delivery of the software, and the applicable license period has begun (point in time) | Within 30-90 days of the beginning of license period | Estimated based on established pricing practices or observable based on standalone sales for certain software products |
| Software subscriptions | Ratably over the subscription period (over time) | Within 30-90 days of the beginning of subscription period | Estimated based on established pricing practices |
| *Service Revenues* | | | |
| Calibration contracts | Ratably over the service contract period (over time) | Within 30-90 days of the beginning of service contract period | Estimated based on established pricing practices |
| Repair and calibration (per-incident) | As services are performed (point in time) | Within 30-90 days of invoicing for services rendered | Estimated based on established pricing practices |

| Performance obligation | When performance obligation is typically satisfied | When payment is typically due | How standalone selling price is typically determined |
|---|---|---|---|
| Extended hardware warranty | Ratably over the warranty period (over time) | Within 30-90 days of invoicing | Estimated based on established pricing practices or observable based on standalone sales of certain hardware warranty contracts |
| Technical support and when-and-if-available software updates | Ratably over the license service contract period (over time) | Within 30-90 days of the beginning of license or service contract period | Estimated based on established pricing practices or observable based on standalone sales for certain support contracts |
| Professional services | As services are performed based on measures of progress (over time) or at a point in time | Within 30-90 days of invoicing for services rendered | Estimated based on established pricing practices |
| *Custom Solutions* | | | |
| Custom solutions (milestone-based; percentage-of-completion) | As milestones are achieved based on transfer of control to customer (over time) | Within 30-90 days of milestone achievement | Transaction price, as pricing is custom and can vary significantly from contract to contract |
| Custom solutions (point in time) | When customer obtains control of the solution, typically at delivery or customer acceptance, as defined by the contract (point in time) | Within 30-90 days of delivery of solution | Transaction price, as pricing is custom and can vary significantly from contract to contract |

Significant judgment is required to determine the SSP for each distinct performance obligation. Many of our contracts include multiple performance obligations with a combination of distinct products and services, maintenance and support, professional services and/or training. For contracts with multiple performance obligations, we allocate the total transaction value to each distinct performance obligation based on relative SSP. In doing so, we consider our internal price list for each product and service, which reflects our desired profitability, based on an expected level of sales, and adjust for factors such as competition, customer relationship, discount provided in the contract, geographic location, and the products and services purchased in the arrangement. We use a range based on actual historical sales to determine whether the calculated SSP for a product or service is a fair representation of the SSP.

For capitalized contract costs, we use judgment in determining the capitalized amount and amortization period.

Our products are generally sold with a right of return, and we may provide other credits, discounts, or incentives, which are accounted for as variable consideration at the portfolio level and estimated based on historical information. Returns, credits, and discounts are estimated at contract inception and updated at the end of each reporting period as additional information becomes available to the extent that it is probable a significant reversal of the cumulative amount of revenue recognized will not occur once the variability is subsequently resolved. See Note 3, "Revenue," for additional information.

*Shipping and handling costs.* Our shipping and handling costs charged to customers are included in "revenue" and the associated expense is recorded in "cost of products" for all periods presented.

*Deferred revenue.* We recognize contract liabilities in our consolidated balance sheet as deferred revenue, which represents the amount of service and software revenue deferred and recognized over the contractual period or as services are rendered and accepted by the customer. In addition, it includes the amount allocated to undelivered performance obligations.

*Accounts receivable, net.* Trade accounts receivable is recorded at the invoiced amount and does not bear interest. Such accounts receivable has been reduced by an allowance for credit losses, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. The allowance for credit losses was approximately $9 million and $5 million, respectively, as of October 31, 2024 and 2023.

*Share-based compensation.* We account for share-based awards made to our employees and directors, including restricted stock units ("RSUs"), employee stock purchases made under our employee stock purchase plan ("ESPP"), employee stock option awards, and performance share awards under our Long-Term Performance ("the LTP") Program, using the estimated grant date fair value on a straight-line basis over the requisite service period of the award. Forfeitures are recognized as they occur and are reductions from share-based compensation expense. See Note 4, "Share-Based Compensation," for additional information.

*Inventory.* Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not exceeding net realizable value. We assess the valuation of our inventory periodically and adjust the value for estimated excess and obsolete inventory based on future demand and actual usage. See Note 13, "Supplemental Financial Information," for additional information.

*Warranty.* Keysight warranties on products sold through direct sales channels are primarily for one year. Warranties for products sold through distribution channels are primarily for three years. We accrue for standard warranty costs based on historical trends in warranty charges. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within "cost of products" at the time related product revenue is recognized. See Note 13, "Supplemental Financial Information," for additional information.

We also sell extended warranties that provide warranty coverage beyond the standard warranty term. Revenue associated with extended warranties is deferred and recognized over the extended coverage period.

*Loss contingencies.* We accrue for probable losses from contingencies, including legal settlement costs, on an undiscounted basis when such costs are considered probable of being incurred and are reasonably estimable. We periodically evaluate available information, both internal and external, relative to such contingencies and adjust this accrual as necessary.

*Taxes on income.* Income tax expense is based on income or loss before taxes. Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized.

We account for uncertainty in income taxes using a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate due to new information. We classify the liability for unrecognized tax benefits as current to the extent that the company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the "provision for income taxes." Given the number of years and numerous matters that remain subject to examination in various tax jurisdictions, we are unable to estimate the range of possible changes to the balance of our unrecognized tax benefits. See Note 5, "Income Taxes," for additional information.

*Business Combinations.* We include the results of operations of the businesses that we acquire as of the acquisition date. We allocate the purchase price of the acquisitions to the assets acquired and liabilities assumed based on their estimated fair values, except for revenue contracts acquired, which are recognized in accordance with our revenue recognition policy. The excess of the purchase price over the estimated fair values of identifiable assets and liabilities is recorded as "goodwill." Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. See Note 2, "Acquisitions," for additional information.

*Goodwill and other intangible assets.* Goodwill is assessed for impairment on a reporting unit basis at least annually in the fourth quarter, as of September 30, after the annual update to our long-term financial forecasts, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The impairment test compares the fair value of a reporting unit with its carrying amount, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit's fair value up to a maximum amount of the goodwill balance for the reporting unit.

Other intangible assets with finite lives consist primarily of developed technologies, trademarks, customer relationships, non-compete agreements, and acquired backlog and are amortized using the straight-line method over estimated useful lives ranging from 1 to 12 years. We review other intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Other intangible assets with indefinite-lives are generally in-process research and development (''IPR&D'') intangible assets. The authoritative accounting guidance allows a qualitative approach for testing indefinite-lived intangible assets for impairment, similar to the impairment testing guidance for goodwill. It allows the option to first assess qualitative factors (events and circumstances) that could have affected the significant inputs used in determining the fair value of the indefinite-lived intangible asset. The qualitative factors assist in determining whether it is more likely than not that the indefinite-lived intangible asset is impaired. An organization may choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to calculating its fair value.

See Note 2, ''Acquisitions,'' and Note 7, ''Goodwill and Other Intangible Assets,'' for additional information about our goodwill and other intangible assets.

*Impairment of long-lived assets.* We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

*Advertising.* Advertising costs are expensed as incurred and were $18 million in 2024, $24 million in 2023 and $27 million in 2022.

*Research and development.* Costs related to the research, design and development of our products are charged to research and development (''R&D'') expense as they are incurred.

*Government assistance.* Keysight receives various forms of government assistance, primarily through grants related to the development of new products and tax credits related to capital expenditures. We record proceeds from government grants when there is reasonable assurance that we will comply with the relevant conditions of the grant agreement and the grant funds will be received. Grants in recognition of specific expenses are recognized in the same period as an offset to those related expenses. Grants in form of tax credits related to capital expenditures are recognized as a reduction to property, plant and equipment with a corresponding reduction to depreciation expense over the expected useful life of the related asset.

Grants received from new or existing arrangements in 2024 and 2023 were $8 million and $4 million, respectively, and are recorded as an offset to ''research and development'' in the consolidated statement of operations. Grant proceeds receivable as of October 31, 2024 and 2023 were $6 million and $5 million, respectively, and are recorded in ''other current assets'' in the consolidated balance sheet. Grant proceeds received prior to Keysight meeting the conditions of the grant are recorded in ''other accrued liabilities'' and ''other long-term liabilities'' in the consolidated balance sheet and were $4 million as of October 31, 2024 and not material as of October 31, 2023. Grant income recorded in ''other income (expense), net'' in the consolidated statement of operations was not material for fiscal year 2024 and 2023.

Tax credits related to capital expenditures reduced property, plant and equipment by $7 million and $1 million in 2024 and 2023, respectively.

*Investments.* Investments with readily determinable fair values and trading securities are reported at fair value. Equity investments without readily determinable fair values are measured at cost with adjustments for observable changes in price or impairments. Gains or losses resulting from changes in fair value are recognized currently in earnings. The company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable.

*Fair value of financial instruments.* The carrying values of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate fair value because of their short maturities. The fair value of long-term equity investments is determined using quoted market prices for those securities when available. For those long-term equity investments accounted for under the equity method or a measurement alternative, the carrying value approximates estimated fair value. The fair value of foreign currency contracts used for hedging purposes is estimated internally by using inputs tied to active markets. These inputs, for example, interest rate yield curves, foreign exchange rates, and forward and spot prices for currencies, are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. See Note 8, "Fair Value Measurements," for additional information.

*Net income per share.* Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period excluding the dilutive effect of share-based awards. Diluted net income per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. The dilutive effect of share-based awards is reflected in diluted net income per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense, and the dilutive effect of in-the-money options, non-vested RSUs, LTP program awards and potential ESPP issuances. Under the treasury stock method, the amount the employee must pay for exercising stock options and unamortized share-based compensation expense are assumed proceeds to be used to repurchase hypothetical shares. Potentially dilutive shares whose effect would have been antidilutive are excluded from the computation of diluted net income per share. See Note 6, "Net Income Per Share," for additional information.

*Cash, cash equivalents and short-term investments.* We classify investments as cash equivalents if their original maturity or remaining maturity at the time of purchase is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

Our cash and cash equivalents mainly consist of investments in institutional money market funds, short-term deposits held at major global financial institutions, and similar short duration instruments with original maturities of three months or less. We continuously monitor the creditworthiness of the financial institutions in which we invest our funds. We utilize a variety of funding strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. Most significant international locations have access to internal funding through an offshore cash pool for working capital needs. In addition, a few locations that are unable to access internal funding have access to temporary local overdraft and short-term working capital lines of credit.

We classify investments as short-term investments if their original maturities are greater than three months and their remaining maturities are one year or less.

*Concentration of credit risk.* Financial instruments that potentially subject us to concentration of credit risk principally includes cash and cash equivalents, short-term and long-term investments, derivative financial instruments and accounts receivables. Cash and cash equivalents primarily consists of money market fund investments, time deposits and demand deposit balances. We invest in a variety of financial instruments and limit the amount of credit exposure with any one financial institution. We have a comprehensive credit policy in place and credit exposure is monitored on an ongoing basis.

Credit risk with respect to our accounts receivable is diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. Credit evaluations are performed on customers requiring credit over a certain amount.

Credit risk is mitigated through collateral, such as letters of credit, bank guarantees or payment terms like cash in advance. No single customer accounted for more than 10 percent of accounts receivable as of October 31, 2024 or 2023.

*Derivative instruments.* We are exposed to global foreign currency exchange rate fluctuations in the normal course of business. We enter into foreign exchange hedging contracts and primarily use forward contracts to manage financial exposures resulting from changes in foreign currency exchange rates. Foreign currency exposures include committed and anticipated revenue and expense transactions (cash flow exposure) and monetary assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary (balance sheet exposure). For cash flow hedges, contracts are designated at inception as hedges of the related foreign currency exposures. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions at the inception of the hedge. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in cash flows of hedged items. Our foreign exchange cash flow hedging contracts have maturities based on a rolling period of up to twelve months. We do not use derivative financial instruments for speculative trading purposes.

All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as cash flow hedges, changes in the value of the effective portion of the derivative instruments are recognized in accumulated other comprehensive income (loss), a component of stockholders' equity. Amounts associated with cash flow hedges are reclassified and recognized in income when either the forecast transaction occurs or it becomes probable the forecast transaction will not occur. Derivatives not designated as hedging instruments are recorded on the balance sheet at fair value, and changes in fair value are recorded in earnings in the current period. Derivative instruments are subject to master netting arrangements with the respective counterparties to allow for net settlement under certain conditions. Cash flows from derivative instruments are classified in the statement of cash flows in the same category as the cash flows from the hedged or economically hedged item, primarily in operating activities. See Note 9, "Derivatives," for additional information.

*Property, plant and equipment.* Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statement of operations. We use the straight-line method to depreciate assets. Buildings and improvements are depreciated over the lesser of their useful lives, which is generally over five years to forty years, or the remaining term of the lease; and machinery and equipment is generally depreciated over three years to ten years. See Note 13, "Supplemental Financial Information," for additional information.

*Leases.* We determine whether an arrangement is a lease at inception. Operating leases are included in "operating lease right-of-use ("ROU") assets" and "operating lease liabilities" (current and non-current) on our consolidated balance sheet. Finance leases are included in "property, plant and equipment, net," "other accrued liabilities," and "other long-term liabilities" in our consolidated balance sheet. Our finance lease and lessor arrangements were immaterial in 2024, 2023 and 2022.

ROU assets and lease obligations are recognized based on their present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the lease term and economic environment to discount lease obligations. ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. We initially measure payments based on an index by using the applicable rate at lease commencement. Variable payments that do not depend on an index are not included in the lease liability and are recognized as they are incurred. See Note 10, "Leases," for additional information.

*Restructuring costs.* The main component of our existing restructuring plans is related to workforce reductions and site restructuring. Workforce reduction charges are accrued when payment of benefits becomes probable and the amounts can be estimated. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and other related charges could be materially different, either higher or lower, than those we have recorded.

*Employee compensation and benefits.* Amounts owed to employees, such as accrued salary, bonuses and vacation benefits are reported within employee compensation and benefits in the consolidated balance sheet. The total amount of accrued vacation benefit was $114 million and $113 million as of October 31, 2024 and 2023, respectively.

*Foreign currency translation.* We translate and remeasure balance sheet and statement of operations items into U.S. dollars. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates at the balance sheet date; revenue and expenses are translated using monthly exchange rates that approximate average exchange rates. Resulting translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity in our consolidated balance sheet.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are re-measured into U.S. dollars at current exchange rates except for non-monetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally remeasured at monthly exchange rates that approximate average exchange rates. Gains or losses from foreign currency re-measurement are included in "net income." Net gains or losses resulting from foreign currency asset and liability remeasurement transactions are reported in other income (expense), net and were a $19 million gain in 2024, a $49 million loss in 2023 and a $1 million loss in 2022. See Note 9, "Derivatives" for additional information.

*Retirement plans and post-retirement benefit plan assumptions.* Defined benefit plan obligations are remeasured at least annually as of October 31, based on the present value of future benefit payments to reflect future benefit costs over the employees' average expected future service to Keysight based on the terms of the plans. To estimate the present value of these future payments, we are required to make assumptions using actuarial concepts within the framework of GAAP. Two critical assumptions are the discount rate and the expected long-term return on plan assets. Other important assumptions include expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover, retiree mortality rates and investment portfolio composition. We evaluate these assumptions at least annually. See Note 12, "Retirement Plans and Post-Retirement Benefit Plans," for additional information.

### New Accounting Pronouncements

*Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance which will require us to disclose significant segment expenses and other segment items used by the Chief Operating Decision Maker ("CODM") on an annual and interim basis as well as provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, we will be required to disclose the title and position of the CODM. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This ASU will have no impact on our results of operations, cash flows or financial condition. We will apply the amendments in this ASU retrospectively to all prior period disclosures presented in the financial statements upon adoption.

*ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* In December 2023, the FASB issued guidance which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax related disclosures. This standard is effective for fiscal years beginning after December 15, 2024. We are currently evaluating the impact of adopting this ASU on our consolidated financial statements and disclosures.

*ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. In November 2024, the FASB issued guidance which requires disclosure of additional expense information on an annual and interim basis, including the amounts of inventory purchases, employee compensation, depreciation and intangible asset amortization included within each income statement expense caption. This standard is effective for fiscal years beginning after December 15, 2026. We are currently evaluating the impact of adopting this ASU on our consolidated financial statements and disclosures.

Other amendments to GAAP that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

## 2. ACQUISITIONS

*2024 Acquisitions*

### Acquisition of ESI Group SA

On November 3, 2023, we acquired 50.6% of the share capital of ESI Group SA ("ESI Group") for $477 million, net of cash acquired, using existing cash. During January 2024, we completed the acquisition of the remaining share capital of ESI Group for $458 million, using existing cash. The company entered into put/call agreements valued at $7 million for certain ESI Group equity awards, subject to a holding period that may extend beyond the explicit vesting period, for the right to receive a cash payment equal to the public tender offer consideration of 155 euros per share, which was substantially paid in the third quarter of fiscal year 2024. For the year ended October 31, 2024, ESI Group's net revenue was $141 million and net loss attributable to Keysight shareholders was $68 million.

The ESI Group acquisition was accounted for in accordance with the authoritative accounting guidance. The acquired assets and assumed liabilities were recorded at their estimated fair values. We determined the estimated fair values with the assistance of valuations performed by third party specialists, discounted cash flow analysis, and estimates made by management. The acquisition of ESI Group expands our application layer portfolio with simulation capabilities that are critical to accelerate innovation in multiple end markets. These factors, among others, contributed to a purchase price in excess of the estimated fair value of ESI Group's net identifiable assets acquired (see summary of net assets below), and, as a result, we have recorded goodwill in connection with this transaction.

Goodwill was assigned to the Communications Solutions Group ("CSG") and the Electronic Industrial Solutions Group ("EISG") reportable segments, based on the expected benefits and synergies that are likely to be realized from the ESI Group acquisition. We do not expect the goodwill recognized or any potential impairment charges in the future to be deductible for income tax purposes.

A portion of the overall purchase price was allocated to acquired intangible assets. Amortization expense associated with acquired intangible assets is not deductible for tax purposes. Therefore, a deferred tax liability of $98 million was established primarily for the future amortization of these intangibles and is included in "other long-term liabilities" in the table below.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed on the closing date:

|  | November 3, 2023 |
|---|---|
|  | (in millions) |
| Cash and cash equivalents | $ 35 |
| Short-term investments | 12 |
| Accounts receivable | 28 |
| Other current assets | 18 |
| Property, plant and equipment | 4 |
| Operating lease right-of-use assets | 8 |
| Goodwill | 603 |
| Other intangible assets | 494 |
| Other assets | 3 |
| Total assets acquired | 1,205 |
| Accounts payable | (8) |
| Employee compensation and benefits | (23) |
| Deferred revenue | (14) |
| Income and other taxes payable | (11) |
| Operating lease liabilities | (3) |
| Other accrued liabilities | (18) |
| Debt | (24) |
| Retirement and post-retirement benefits | (7) |
| Long-term operating lease liabilities | (5) |
| Other long-term liabilities | (115) |
| Net assets acquired | $ 977 |

The fair values of cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable, employee compensation and benefits, and deferred revenue were generally determined using historical carrying values given the short-term nature of these assets and liabilities. The fair value for intangible assets was determined with the input from third-party valuation specialists. The fair values of property, plant and equipment and certain other liabilities were determined internally using historical carrying values and estimates made by management. During the second quarter of fiscal year 2024, the company decreased the deferred tax liability and goodwill by $8 million primarily for a timing difference in the recognition of research and development expenses. During the third quarter of fiscal year 2024, the company increased income and other taxes payable and other long-term liabilities by $3 million and $5 million, respectively, offset against goodwill, primarily for tax liabilities and uncertain tax positions.

**Valuation of Intangible Assets Acquired**

The components of intangible assets acquired in connection with the ESI Group acquisition were as follows:

|  | Estimated Fair Value | Estimated useful life | Valuation Method |
|---|---|---|---|
|  | (in millions) | (in years) |  |
| Developed technology . . . . . . . . . . . . . . . | $270 | 6 | Multi-period excess earnings |
| Customer relationships . . . . . . . . . . . . . . | 160 | 6 | With and without |
| Backlog . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 | 3 | Multi-period excess earnings |
| Trademarks/Tradename . . . . . . . . . . . . . . . | 2 | 2 | Relief from royalty |
| Total amortizable intangible assets . . . . . | 447 |  |  |
| In-process research and development . . . | 47 |  | Multi-period excess earnings |
| Total intangible assets . . . . . . . . . . . . . . . | $494 |  |  |

As noted above, the intangible assets were valued using different income approach methods. The significant assumptions used to estimate the fair value of the acquired intangible assets included revenue growth rates, earnings before interest and taxes, customer attrition rate, discount rate, obsolescence rate and total operating expenses. The in-process research and development was valued by discounting forecasted cash flows directly related to the products expecting to result from the projects, net of returns on contributory assets. A discount rate of 12% was used to value the research and development projects to reflect the additional risks inherent in the acquired projects. The primary in-process projects acquired relate to next generation products which will be released in the near future. Total costs to complete for all ESI Group in-process research and development were estimated at approximately $7 million as of the close date.

Acquisition and integration costs directly related to the ESI Group acquisition were recorded in research and development, selling, general and administrative, other operating expense (income), net and other income (expense), net and were $39 million for the year ended October 31, 2024. For the year ended October 31, 2024, we incurred $10 million of acquisition-related compensation expense to redeem certain of ESI Group's outstanding unvested stock awards as of the date of the acquisition that were determined to relate to post-merger service periods.

### *Acquisition of Riscure Holding B.V.*

On February 21, 2024, we acquired all the outstanding share capital of Riscure Holding B.V. ("Riscure") for $78 million, net of cash acquired, expanding our automated security assessment capabilities and solutions for semiconductors, embedded systems, and connected devices. We recognized goodwill and other intangible assets of $52 million and $35 million, respectively, based on the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed. Goodwill was assigned to the CSG reportable segment, based on the expected benefits and synergies that are likely to be realized from the Riscure acquisition. We do not expect the goodwill recognized or any potential impairment charges in the future to be deductible for income tax purposes.

### *Acquisition of AnaPico AG*

On June 12, 2024, we acquired all the outstanding share capital of AnaPico AG ("AnaPico") for $117 million, net of cash acquired, accelerating our strategy to expand our customer base in commercial communications, automotive, aerospace, defense, and government markets. We recognized goodwill and other intangible assets of $60 million and $53 million, respectively, based on the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed. The identified intangible assets primarily consist of developed technology of $28 million, customer relationships of $12 million, backlog of $1 million and in-process research and development of $12 million. The estimated useful lives of developed technology is 9 years, customer relationships is 9 years and backlog is 1 year. Goodwill was assigned to the CSG and the EISG reportable segments, based on the expected benefits and synergies that are likely to be realized from the AnaPico acquisition. We do not expect the goodwill recognized or any potential impairment charges in the future to be deductible for income tax purposes.

### *2023 Acquisitions*

During the year ended October 31, 2023, we acquired Cliosoft, Inc. ("Cliosoft") for $85 million, net of $15 million cash acquired. Cliosoft's data and intellectual property management tools enhance our portfolio of electronic design automation solutions. Based on the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed, we recognized additions to goodwill and other intangible assets of $56 million and $56 million, respectively. The identified intangible assets primarily consist of developed technology of $41 million, customer relationships of $13 million and backlog of $2 million. The estimated useful lives of developed technology range between 6 to 7 years, customer relationships is 6 years, and backlog is 3 years. Goodwill for the acquisition was assigned to the CSG and EISG operating segments using the relative fair value allocation approach.

*Supplemental Pro Forma Information (Unaudited)*

The following represents pro forma operating results as if ESI Group had been included in the company's consolidated statements of operations as of the beginning of fiscal 2023:

| | Year Ended October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | **(in millions, except per-share amounts)** | |
| Net revenue | $4,979 | $5,609 |
| Net income | $ 649 | $ 987 |
| Net income per share - Basic | $ 3.73 | $ 5.56 |
| Net income per share - Diluted | $ 3.71 | $ 5.53 |

The unaudited pro forma financial information for the years ended October 31, 2024 and 2023 combines the historical results of Keysight and ESI Group for the years ended October 31, 2024 and 2023, assuming that the companies were combined as of November 1, 2022 and includes business combination accounting effects from the acquisition including amortization charges from acquired intangible assets and tax-related effects. Losses resulting from our foreign exchange contracts to hedge the ESI Group acquisition price of $18 million and $45 million were included in 2024 and 2023, respectively. The pro forma information as presented above is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2023.

Pro forma results of operations for other acquisitions in 2024 and 2023 have not been presented because the effects of the acquisitions were not material to the company's financial results.

## 3. REVENUE

*Disaggregation of Revenue*

We disaggregate our revenue from contracts with customers by geographic region, end market, and timing of revenue recognition, as we believe these categories best depict how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Disaggregated revenue is presented for each of our reportable segments, CSG and EISG.

| | Year Ended October 31, | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | **2024** | | | **2023** | | | **2022** | | |
| | **CSG** | **EISG** | **Total** | **CSG** | **EISG** | **Total** | **CSG** | **EISG** | **Total** |
| | **(in millions)** | | | | | | | | |
| **Region** | | | | | | | | | |
| Americas | $1,657 | $ 398 | $2,055 | $1,798 | $ 407 | $2,205 | $1,824 | $ 379 | $2,203 |
| Europe | 518 | 416 | 934 | 536 | 420 | 956 | 523 | 359 | 882 |
| Asia Pacific | 1,245 | 745 | 1,990 | 1,351 | 952 | 2,303 | 1,456 | 879 | 2,335 |
| Total revenue | $3,420 | $1,559 | $4,979 | $3,685 | $1,779 | $5,464 | $3,803 | $1,617 | $5,420 |
| | | | | | | | | | |
| **End Market** | | | | | | | | | |
| Aerospace, Defense & Government | $1,149 | $ — | $1,149 | $1,250 | $ — | $1,250 | $1,171 | $ — | $1,171 |
| Commercial Communications | 2,271 | — | 2,271 | 2,435 | — | 2,435 | 2,632 | — | 2,632 |

| | Year Ended October 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2024** | | | **2023** | | | **2022** | | |
| | **CSG** | **EISG** | **Total** | **CSG** | **EISG** | **Total** | **CSG** | **EISG** | **Total** |
| | | | | | (in millions) | | | | |
| Electronic Industrial ....... | — | 1,559 | 1,559 | — | 1,779 | 1,779 | — | 1,617 | 1,617 |
| Total revenue ............. | $3,420 | $1,559 | $4,979 | $3,685 | $1,779 | $5,464 | $3,803 | $1,617 | $5,420 |
| **Timing of Revenue Recognition** | | | | | | | | | |
| Revenue recognized at a point in time ........... | $2,683 | $1,273 | $3,956 | $3,012 | $1,515 | $4,527 | $3,166 | $1,393 | $4,559 |
| Revenue recognized over time .................. | 737 | 286 | 1,023 | 673 | 264 | 937 | 637 | 224 | 861 |
| Total revenue ............. | $3,420 | $1,559 | $4,979 | $3,685 | $1,779 | $5,464 | $3,803 | $1,617 | $5,420 |

Our point-in-time revenues are generated predominantly from the sale of various types of design and test software and hardware, and per-incident repair and calibration services. Perpetual software and the portion of term software subscription revenue in this category represents revenue recognized up front upon transfer of control at the time of electronic delivery. Revenue on per-incident repair and calibration services is recognized when services are performed. Over-time revenues are generated predominantly from the repair and calibration contracts, extended warranties, technical support for hardware and software, certain software subscription and Software as a Service ("SaaS") product offerings, and professional services. Technical support for software and when-and-if available software updates and upgrades are sold either together with our software licenses and software subscriptions, including SaaS, or separately as part of our customer support programs.

Additionally, we provide custom solutions that include combinations of hardware, software, software subscriptions, installation, professional services, and other support services, and revenue may be recognized either up front on delivery or over time depending upon the terms of the contract.

**Contract Balances**

*Contract assets*

Contract assets consist of unbilled receivables and are recorded when revenue is recognized in advance of scheduled billings to our customers. These amounts are primarily related to solutions and support arrangements when transfer of control has occurred but we have not yet invoiced. The contract assets balances were $88 million and $58 million as of October 31, 2024 and October 31, 2023, respectively, and are included in "accounts receivables, net" and "other assets" in our consolidated balance sheet.

*Contract costs*

We capitalize direct and incremental costs incurred to acquire contracts for which the associated revenue is expected to be recognized in future periods. We have determined that certain employee and third-party representative commission programs meet the requirements to be capitalized. These costs are initially deferred and typically amortized over the term of the customer contract which corresponds to the period of benefit. Capitalized contract costs were $35 million and $43 million as of October 31, 2024 and October 31, 2023, respectively, and are included in "other current assets" and "other assets" in the consolidated balance sheet. The amortization expense associated with these capitalized costs was $57 million, $62 million and $84 million for the years ended October 31, 2024, 2023 and 2022, respectively.

*Contract liabilities*

Our contract liabilities consist of deferred revenue that arises when we receive consideration in advance of providing the goods or services promised in the contract. Contract liabilities are primarily generated from customer deposits received in advance of shipments for products or rendering of services and are recognized as revenue when products are shipped and services are provided to the customer. We classify deferred revenue as current or non-current based on the timing of when we expect to recognize revenue.

The following table provides a roll-forward of our contract liabilities, current and non-current:

| | Year Ended October 31,<br>2024 |
|---|---|
| | (in millions) |
| Beginning balance | $ 757 |
| Deferral of revenue billed in current period, net of recognition | 529 |
| Deferred revenue arising out of acquisitions | 19 |
| Revenue recognized that was deferred as of the beginning of the period | (541) |
| Foreign currency translation impact | 3 |
| Ending balance | $ 767 |

*Remaining Performance Obligations*

Our expected remaining performance obligations, excluding contracts that have an original expected duration of one year or less, was approximately $576 million as of October 31, 2024, and represents the company's obligation to deliver products and services and obtain customer acceptance on delivered products. As of October 31, 2024, we expect to fulfill 60 percent of these remaining performance obligations in 2025, 25 percent in 2026 and 15 percent thereafter.

## 4. SHARE-BASED COMPENSATION

Keysight accounts for share-based awards in accordance with the provisions of the authoritative accounting guidance, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including RSUs, employee stock purchases made under our ESPP, employee stock option awards, and performance share awards granted to selected members of our senior management under the LTP Program, based on estimated fair values.

**Description of Keysight's Share-Based Plans**

*Incentive compensation plans.*

The 2014 Equity and Incentive Compensation Plan ("2014 Stock Plan") was adopted on July 16, 2014, and became effective on November 1, 2014. It was subsequently amended and restated by our board of directors on September 29, 2014, January 22, 2015, November 16, 2017 and November 16, 2023, with the most recent amendments taking effect on March 21, 2024, following stockholders approval. The maximum number of shares of common stock that may be issued under the plan is 28 million. The plan provides for the grants of awards in the form of stock options, stock appreciation rights, restricted stock, RSUs, performance-based shares and units, and cash awards. As of October 31, 2024, approximately 9 million shares were available for future awards.

RSUs under our share-based plans are granted to directors, executives and employees. The estimated fair value of the restricted stock unit awards granted under the 2014 Stock Plan is determined based on the market price of Keysight common stock on the date of grant. RSUs generally vest, with some exceptions, at a rate of 25 percent per year over a period of four years from the date of grant.

Performance share awards under the LTP Program, administered through the 2014 Stock Plan, are granted to the company's executive officers and key employees. Participants in this program are entitled to receive unrestricted company shares after a three-year performance period, contingent upon the achievement of metrics and targets set by the Compensation and Human Capital Committee at the beginning of the performance period. These metrics may include total shareholder return ("TSR"), financial metrics like operating margin ("OM"), earnings per share ("EPS"), and others. For TSR-based awards the peer group comparisons are set at the beginning of the performance period, while OM targets are set each year in the first quarter of the respective year. The final payout under the LTP Program may range from zero to 200 percent of the target award based on actual performance. During fiscal year 2022, the Compensation and Human Capital Committee approved performance retention awards with a target earnings per share ("EPS") goal over a three-year performance period to select members of our leadership team. The performance targets are set each half year. The payout range of the award is zero or 100 percent, with no additional payout for performance above target.

The Employee Stock Purchase Plan ("ESPP") was adopted on July 16, 2014, and became effective on November 1, 2014. It was amended and restated effective March 21, 2024. The maximum number of shares of common stock that may be issued under the plan is 25 million. The ESPP allows eligible employees to contribute up to 10 percent of their base compensation to purchase shares of Keysight common stock at 85 percent of the closing market price at the purchase date.

Under our ESPP, employees purchased 562,455 shares for $64 million in 2024, 477,760 shares for $64 million in 2023 and 462,279 shares for $62 million in 2022. As of October 31, 2024, common stock authorized and available for issuance under our ESPP was 17,820,022 shares, which includes shares issued in November 2024 to participants in consideration of the aggregate contribution of $30 million as of October 31, 2024.

**Impact of Share-based Compensation Awards**

Share-based compensation expense has been recognized using a straight-line amortization method over the requisite service period. The impact of share-based compensation expense on our consolidated statement of operations was as follows:

| | Year Ended October 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| Cost of products and services | $ 27 | $ 25 | $ 23 |
| Research and development | 38 | 38 | 28 |
| Selling, general and administrative | 80 | 73 | 75 |
| Total share-based compensation expense | $145 | $136 | $126 |
| Income tax benefit realized from exercised stock options and similar awards | $ 3 | $ 6 | $ 15 |

For the year ended October 31, 2024, the total share-based compensation expense includes $10 million of ESI Group acquisition-related compensation to redeem certain outstanding unvested stock awards as of the date of the acquisition that were determined to relate to post-merger service periods.

**Valuation Assumptions**

The TSR-based performance awards were valued using a Monte Carlo simulation model, which requires the use of highly subjective and complex assumptions, including the price volatility of the underlying stock. The estimated fair value of restricted stock awards and the financial metrics-based performance awards (both OM and EPS) is determined based on the market price of Keysight's common stock on the grant date. The compensation cost for financial metrics-based performance awards reflects the cost of awards that are probable to vest at the end of the performance period.

The following assumptions were used to estimate the fair value of TSR-based performance awards.

| | Year Ended October 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Volatility of Keysight shares | 29% | 35% | 36% |
| Volatility of index | 18% | 25% | 23% |
| Price-wise correlation with index | 69% | 75% | 67% |

**Share-based Payment Award Activity**

*Employee Stock Options*

We have not granted any stock options since fiscal 2015. In 2024, 0.1 million options were exercised with an intrinsic value of $8 million at an average exercise price per share of $31. In 2023 and 2022, options exercised had an intrinsic value of $15 million and $11 million, with an average exercise price per share of $30 and $25, respectively. As of October 31, 2024, options outstanding were not material.

*Non-vested Awards*

The following table summarizes non-vested award activity in 2024 for our LTP Program and restricted stock unit awards:

| | Shares | Weighted average grant date fair value per share |
|---|---|---|
| | (in thousands) | |
| Non-vested at October 31, 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,149 | $160 |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 810 | 137 |
| Vested . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (839) | 144 |
| Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (30) | 158 |
| LTP Program incremental . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33 | 113 |
| Non-vested at October 31, 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,123 | $157 |

As of October 31, 2024, the unrecognized share-based compensation cost for non-vested stock awards was approximately $124 million, which is expected to be amortized over a weighted average period of 2.3 years. Unrecognized share-based compensation cost does not include expense for financial metrics-based performance awards for which the targets have not yet been set. The total fair value of stock awards that vested in 2024, 2023 and 2022 was $114 million, $154 million and $223 million, respectively. See Note 5, ''Income Taxes,'' for the tax impact on share-based award exercises and vesting.

## 5. INCOME TAXES

The domestic and foreign components of income before taxes are:

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| U.S. operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $170 | $ 237 | $ 235 |
| Non-U.S. operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 695 | 1,120 | 1,050 |
| Total income before taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $865 | $1,357 | $1,285 |

The provision for income taxes consisted of:

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| U.S. federal taxes: | | | |
| Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (52) | $185 | $ 28 |
| Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (47) | (54) | (10) |
| Non-U.S. taxes: | | | |
| Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 | 105 | 113 |
| Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 323 | 54 | 19 |
| State taxes, net of federal benefit: | | | |
| Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 | 13 | 13 |
| Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (8) | (3) | (2) |
| Total provision for income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $251 | $300 | $161 |

The following table presents the components of the deferred tax assets and liabilities:

| | October 31, | |
| | 2024 | 2023 |
|---|---|---|
| | (in millions) | |
| **Deferred Tax Assets** | | |
| Inventory | $ 27 | $ 28 |
| Intangibles | 127 | 482 |
| Property, plant and equipment | 29 | 29 |
| Warranty reserves | 8 | 9 |
| Pension benefits | 26 | 18 |
| Employee benefits, other than retirement | 29 | 33 |
| Net operating loss, capital loss, and credit carryforwards | 307 | 275 |
| Share-based compensation | 22 | 22 |
| Deferred revenue | 48 | 43 |
| Lease obligations | 54 | 48 |
| Hedging and currency costs | 1 | 12 |
| R&D capitalization | 91 | 45 |
| Others | 16 | 15 |
| Total deferred tax assets | 785 | 1,059 |
| Tax valuation allowance | (218) | (218) |
| Total deferred tax assets less valuation allowance | 567 | 841 |
| **Deferred Tax Liabilities** | | |
| Inventory | $ (3) | $ — |
| Intangibles | (148) | (31) |
| Property, plant and equipment | (18) | (23) |
| Pension benefits | (82) | (67) |
| Employee benefits, other than retirement | (1) | (1) |
| Unremitted earnings of foreign subsidiaries | (18) | (11) |
| Deferred revenue | (1) | (1) |
| ROU lease assets | (52) | (46) |
| Hedging and currency costs | (23) | (36) |
| Others | (7) | (6) |
| Total deferred tax liabilities | (353) | (222) |
| Total deferred tax assets, net of deferred tax liabilities | $ 214 | $ 619 |

The decrease in deferred tax assets in 2024 as compared to 2023 primarily relates to a decrease in the tax rate applied to intangible assets in Singapore based on the new incentive tax rate, partially offset by an increase in deferred tax assets due to the capitalization of research and experimental expenditures for the U.S. tax filing group. The increase in deferred tax liabilities in 2024 as compared to 2023 primarily relates to intangible assets for acquired entities recognized in purchase accounting which are not deductible for tax purposes when amortized.

As of October 31, 2024, there was a deferred tax liability of $18 million for the tax liability expected to be imposed upon the repatriation of unremitted foreign earnings that are not considered indefinitely reinvested. As of October 31, 2024, the cumulative amount of undistributed earnings considered indefinitely reinvested was $105 million. No deferred tax liability has been recognized on the basis difference created by such earnings since it is our intention to indefinitely reinvest those earnings in the company's foreign operations. The amount of the unrecognized deferred tax liability on the indefinitely reinvested earnings was $4 million.

Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis.

The $218 million valuation allowances as of October 31, 2024 and 2023 were mainly related to net operating losses in Luxembourg, capital losses and net operating losses in the U.K., and California research credits from acquired entities that are subject to change in ownership limitations.

As of October 31, 2024, there were U.S. federal net operating loss carryforwards of $3 million and U.S. state net operating loss carryforwards, primarily from acquired entities, of $49 million. The U.S. federal net operating losses will expire in years beginning 2027 through 2029 if not utilized. Of the total U.S. state net operating loss carryforwards, $48 million were subject to change of ownership limitations under various state tax provisions and were subject to valuation allowance. The U.S. state net operating loss carryforwards will begin to expire in 2025, which will result in an immaterial tax impact if not utilized. As of October 31, 2024, there were U.S. federal foreign tax credit carryforwards of $3 million. The U.S. federal foreign tax credits will begin to expire in 2032. Due to certain limitations, $1 million of U.S. federal foreign tax credits were subject to valuation allowance. There were U.S. state research credit carryforwards of approximately $30 million. Of the total U.S. state research credit carryforwards, $21 million are California research credits that can be carried forward indefinitely, but due to change of ownership limitations, the California research credits were subject to valuation allowance.

As of October 31, 2024, there were foreign net operating loss carryforwards of $978 million. Of the total foreign loss, $1 million will expire in 2025. The remaining loss consisted of $684 million that will expire in years beginning 2031 through 2044 if not utilized and $293 million that can be carried forward indefinitely. Of the $978 million of foreign net operating loss carryforward, $691 million were subject to a valuation allowance. As of October 31, 2024, there were foreign capital loss carryforwards of $90 million that can be carried forward indefinitely and $2 million of tax credits in foreign jurisdictions that can be carried forward indefinitely. The foreign capital loss carryforwards were subject to valuation allowance as we do not expect to generate income of the type required to utilize these losses. As of October 31, 2024, there were $63 million of interest deduction carryforwards that can be carried forward indefinitely.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

| | Year Ended October 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| Profit before tax times statutory rate | $ 182 | $ 285 | $ 270 |
| State income taxes, net of federal benefit | (3) | 8 | 8 |
| U.S. research credits | (21) | (22) | (14) |
| U.S. share-based compensation | (2) | (5) | (16) |
| U.S. officers' compensation limitation | 5 | 6 | 8 |
| Current U.S. tax on foreign earnings | 43 | 139 | 53 |
| U.S. benefit on foreign sales | (14) | (17) | (17) |
| Foreign earnings taxed at different rates | (73) | (113) | (115) |
| Singapore incentive deferred tax rate impact | 315 | — | — |
| Deferred taxes on foreign earnings not considered indefinitely reinvested | — | 6 | (9) |
| Reduction in tax reserves due to Malaysia refund | (61) | — | — |
| Prior year change in potential U.S. benefit from non-U.S. tax reserves | 35 | — | — |
| Change in unrecognized tax benefits | 12 | 3 | (26) |
| U.S. prior year return adjustment | (15) | 6 | 3 |
| U.S. prior year GILTI tax deduction refund claim | (165) | — | — |
| Other, net | 13 | 4 | 16 |
| Provision for income taxes | $ 251 | $ 300 | $ 161 |
| Effective tax rate | 29% | 22% | 13% |

The effective tax rate was 29 percent, 22 percent, and 13 percent for 2024, 2023 and 2022, respectively.

The tax rate in 2024 was higher than the U.S. statutory rate primarily due to a one-time income tax charge of $315 million required to adjust Singapore deferred tax asset values to an incentive tax rate. Keysight entered into a new Singapore tax incentive agreement effective August 1, 2024. The Singapore tax incentive provides lower rates of taxation on certain classes of income and requires thresholds of investments and employment.

The 2024 income tax charge was partially offset by a one-time income tax benefit of $165 million related to Global Intangible Low Taxed Income ("GILTI") tax deductions for intangible asset amortization. Keysight concluded that U.S. Department of the Treasury exceeded its regulatory authority in issuing tax regulations disallowing these deductions under IRC § 951A. The company amended its U.S. federal income tax returns for the open tax years to claim GILTI tax deductions. The tax receivable resulting from the amended returns is reflected in "other assets" and "other current assets" in the consolidated balance sheet. The annual tax impact of the amortization of the intangible assets will continue to be recognized until 2033. The company believes the position meets the more likely than not recognition threshold and intends to vigorously defend its position. The outcome cannot be predicted with certainty. If we are ultimately unsuccessful in defending our position, we may be required to reverse the benefit previously recorded.

The 2024 income tax charge was also partially offset by a one-time income tax benefit of $61 million for the release of tax reserves related to the successful appeal of a Malaysia income tax assessment. In the fourth quarter of 2017, Keysight was assessed and paid income tax and penalties in Malaysia on gains related to the transfer of intellectual property rights and recorded a tax reserve on the assessed amount. The Court of Appeal in Malaysia ruled in Keysight's favor on May 24, 2024, and the company received a refund of the income tax and penalties.

The 7 percentage point increase in the effective tax rate from 2023 to 2024 was primarily due to these one-time income tax items in 2024.

The tax rate in 2023 was higher than the U.S. statutory rate primarily due to the impact of U.S. tax capitalization of research and experimental expenditures, partially offset by the net impact from the proportion of worldwide earnings taxed at lower statutory tax rates in non-U.S. jurisdictions and the U.S. tax imposed on those non-U.S. earnings. The tax rate in 2022 was lower than the U.S. statutory rate primarily due to the proportion of worldwide earnings that are taxed at lower statutory tax rates in non-U.S. jurisdictions, partially offset by U.S. tax imposed on earnings in non-U.S. jurisdictions. The increase in the effective tax rate of 9 percent from 2022 to 2023 was primarily due to a 5 percent increase from U.S. tax capitalization of research and experimental expenditures in 2023.

Keysight benefits from tax incentives in several jurisdictions, most significantly in Singapore and Malaysia. The tax incentives provide lower rates of taxation on certain classes of income and require thresholds of investments and employment in those jurisdictions. The Malaysia tax incentive expires October 31, 2025. The Singapore tax incentive expires July 31, 2029.

The breakdown between current and long-term income tax assets and liabilities, excluding deferred tax assets and liabilities, was as follows for the years 2024 and 2023:

| | October 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| Current income tax assets (included within other current assets) | $ 175 | $ 78 |
| Current income tax liabilities (included within income and other taxes payable) | (45) | (49) |
| Long-term income tax assets (included within other assets) | 140 | 53 |
| Long-term income tax liabilities (included within other long-term liabilities) | (219) | (210) |
| Total | $ 51 | $(128) |

The calculation of our tax liabilities involves uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds requires significant judgment by management. In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We include interest and penalties related to unrecognized tax positions within the provision for income taxes in the consolidated statements of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

The aggregate changes in the balances of our unrecognized tax benefits including all federal, state and foreign tax jurisdictions are as follows:

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| Gross Balance, beginning of year........................................... | $266 | $234 | $249 |
| Additions due to acquisition............................................. | 2 | — | — |
| Additions for tax positions related to the current year......................... | 24 | 37 | 32 |
| Additions for tax positions from prior years................................. | — | 1 | 5 |
| Reductions for tax positions from prior years................................ | (22) | — | (25) |
| Settlements with taxing authorities........................................ | (45) | — | (3) |
| Statute of limitations expirations......................................... | (3) | (5) | (4) |
| Impact from currency fluctuations........................................ | — | (1) | (20) |
| Gross Balance, end of year.............................................. | $222 | $266 | $234 |

As of October 31, 2024, the total amount of gross unrecognized tax benefits, excluding interest and penalties, was $222 million. Of this amount, $150 million would impact our effective tax rate. Approximately $1 million of the unrecognized tax benefits was related to acquisitions, which if recognized within certain agreed upon time periods, would result in the recognition of an offsetting indemnification asset.

Cumulatively, interest and penalties accrued as of 2024, 2023 and 2022 were $38 million, $41 million and $36 million, respectively. We recognized a tax benefit for interest and penalties related to unrecognized tax benefits in 2024 of $6 million, which included a tax benefit of $16 million for penalties released due to settlements, offset by tax expense of $10 million for interest and penalties accrued in the current year. We recorded an additional $3 million of interest and penalties related to unrecognized tax benefits in 2024 through purchase accounting related to acquisitions. We recognized tax expense of $5 million and $3 million for interest and penalties related to unrecognized tax benefits in 2023 and 2022, respectively.

The open tax years for the U.S. federal income tax return and most state income tax returns are from November 1, 2019 through the current tax year. For the majority of our non-U.S. entities, the open tax years are from November 1, 2019 through the current tax year.

At this time, management does not believe that the outcome of any future or currently ongoing examination will have a material impact on our consolidated financial statements. We believe that we have an adequate provision for any adjustments that may result from tax examinations. However, the outcome of tax examinations cannot be predicted with certainty. Given the numerous tax years and matters that remain subject to examination in various tax jurisdictions, the ultimate resolution of current and future tax examinations could be inconsistent with management's current expectations. If that were to occur, it could have an impact on our effective tax rate in the period in which such examinations are resolved.

## 6. NET INCOME PER SHARE

The following table presents the calculation of basic and diluted net income per share:

| | Year Ended October 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | (in millions, except per-share amounts) | | |
| Net income ........................................................ | $ 614 | $1,057 | $1,124 |
| Basic weighted-average shares ..................................... | 174 | 178 | 180 |
| Potential common shares ........................................ | 1 | 1 | 2 |
| Diluted weighted-average shares.................................... | 175 | 179 | 182 |
| Net income per share - basic...................................... | $3.53 | $ 5.95 | $ 6.23 |
| Net income per share - diluted .................................... | $3.51 | $ 5.91 | $ 6.18 |

Potentially dilutive shares whose effect would have been antidilutive are excluded from the computation of diluted net income per share. The number of shares excluded was not material for 2024, 2023 and 2022.

## 7. GOODWILL AND OTHER INTANGIBLE ASSETS

The goodwill balances as of October 31, 2024, 2023 and 2022 and the movements in 2024 and 2023 for each of our reportable segments were as follows:

| | CSG | EISG | Total |
|---|---|---|---|
| | (in millions) | | |
| **Goodwill at October 31, 2022** | $1,022 | $ 560 | $1,582 |
| Foreign currency translation impact........................................ | (1) | 3 | 2 |
| Goodwill arising from acquisitions......................................... | 36 | 20 | 56 |
| **Goodwill at October 31, 2023** ......................................... | 1,057 | 583 | 1,640 |
| Foreign currency translation impact........................................ | 2 | 8 | 10 |
| Goodwill arising from acquisitions......................................... | 181 | 557 | 738 |
| **Goodwill at October 31, 2024** ......................................... | $1,240 | $1,148 | $2,388 |

There were no impairments of goodwill during the years ended October 31, 2024, 2023 and 2022. As of October 31, 2024, 2023 and 2022, accumulated impairment losses on goodwill were $709 million as recorded within the CSG reportable segment.

Other intangible assets as of October 31, 2024 and 2023 consisted of the following:

| | October 31, 2024 | | | October 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Book Value | Gross Carrying Amount | Accumulated Amortization | Net Book Value |
| | (in millions) | | | | | |
| Developed technology........................ | $1,377 | $1,018 | $359 | $1,033 | $ 949 | $ 84 |
| Backlog ................................... | 37 | 25 | 12 | 19 | 17 | 2 |
| Trademark/Tradename........................ | 38 | 36 | 2 | 36 | 33 | 3 |
| Customer relationships ...................... | 587 | 398 | 189 | 406 | 340 | 66 |
| Total amortizable intangible assets.............. | 2,039 | 1,477 | 562 | 1,494 | 1,339 | 155 |
| In-Process R&D ........................... | 45 | — | 45 | — | — | — |
| Total................................... | $2,084 | $1,477 | $607 | $1,494 | $1,339 | $155 |

In 2024, we recognized additions to goodwill and other intangible assets of $738 million and $582 million, respectively, based on the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed from the acquisition of ESI Group and other acquisition activity. See Note 2, "Acquisitions," for additional information. During the year ended October 31, 2024, we transferred $15 million from in-process R&D to developed technology as projects were successfully completed.

During the year ended October 31, 2024, foreign exchange translation had a favorable impact of $8 million on other intangible assets. Amortization of other intangible assets was $138 million in 2024, $90 million in 2023 and $103 million in 2022. Estimated future amortization expense for our intangible assets as of October 31, 2024 is as follows:

| | Amortization expense |
| --- | --- |
| | (in millions) |
| 2025 | $125 |
| 2026 | $112 |
| 2027 | $101 |
| 2028 | $ 97 |
| 2029 | $ 89 |
| Thereafter | $ 38 |

Goodwill is assessed for impairment on a reporting unit basis, which is an operating segment or one level below an operating segment. We determine fair values for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. If multiple valuation methodologies are used, the results are weighted appropriately. Valuations using the market approach are derived from metrics of publicly traded comparable companies. The selections of comparable businesses are based on the markets in which our reporting units operate, giving consideration to risk profiles, size, geography, and diversity of products and services. Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business.

During the fourth quarter of 2024, we performed our annual impairment test of goodwill for all our reporting units using a qualitative approach. Based on the results of our qualitative testing, we believe that it is more likely than not that the fair value of each reporting unit is greater than its respective carrying value.

As of October 31, 2024, we determined that no goodwill impairment exists and that the remaining goodwill is recoverable for all of our reporting units; however, there can be no assurance that goodwill will not be impaired in future periods. Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is possible that the judgments and estimates described above could change in future periods.

Other intangible assets with finite lives are assessed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. No impairments of amortizable intangible assets were recorded during the years ended October 31, 2024, 2023 and 2022.

The authoritative accounting guidance allows a qualitative approach for testing indefinite-lived intangible assets for impairment, similar to the impairment testing guidance for goodwill. It allows the option to first assess qualitative factors (events and circumstances) that could have affected the significant inputs used in determining the fair value of the indefinite-lived intangible asset. The qualitative factors assist in determining whether it is more likely than not that the indefinite-lived intangible asset is impaired. An organization may choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to calculating its fair value. Our indefinite-lived intangible assets are generally in-process research and development ("IPR&D") intangible assets. No impairments of indefinite-lived intangible assets were recorded in 2024. We had no IPR&D intangible assets as of October 31, 2023 and 2022.

We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

## 8. FAIR VALUE MEASUREMENTS

The authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market and assumptions that market participants would use when pricing the asset or liability.

### Fair Value Hierarchy

The guidance establishes a fair value hierarchy that prioritizes inputs used in valuation techniques into three levels. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 — applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 — applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, for the asset or liability, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in less active markets, or other inputs that can be derived principally from, or corroborated by, observable market data.

Level 3 — applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

### Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis as of October 31, 2024 and 2023 were as follows:

| | October 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2024** | | | | | **2023** | | | | |
| | **Total** | **Level 1** | **Level 2** | **Level 3** | **Other** | **Total** | **Level 1** | **Level 2** | **Level 3** | **Other** |
| | | | | | (in millions) | | | | | |
| **Assets:** | | | | | | | | | | |
| *Short-term* | | | | | | | | | | |
| Cash equivalents | | | | | | | | | | |
| Money market funds | $1,141 | $1,141 | $— | $— | $— | $1,934 | $1,934 | $— | $— | $— |
| Derivative instruments (foreign exchange contracts) | 38 | — | 38 | — | — | 18 | — | 18 | — | — |
| *Long-term* | | | | | | | | | | |
| Equity investments | 80 | 80 | — | — | — | 56 | 56 | — | — | — |
| Investments - other | 29 | — | — | — | 29 | 25 | — | — | — | 25 |
| Total assets measured at fair value | $1,288 | $1,221 | $38 | $— | $29 | $2,033 | $1,990 | $18 | $— | $25 |
| **Liabilities:** | | | | | | | | | | |
| *Short-term* | | | | | | | | | | |
| Derivative instruments (foreign exchange contracts) | $ 6 | $ — | $ 6 | $— | $— | $ 54 | $ — | $54 | $— | $— |
| *Long-term* | | | | | | | | | | |
| Deferred compensation liability | 34 | — | 34 | — | — | 27 | — | 27 | — | — |
| Total liabilities measured at fair value | $ 40 | $ — | $40 | $— | $— | $ 81 | $ — | $81 | $— | $— |

In 2024, we purchased an equity investment for $10 million.

Our money market funds and equity investments with readily determinable fair values are measured at fair value using quoted market prices and, therefore, are classified within Level 1 of the fair value hierarchy. Equity and fixed income investments or convertible notes without readily determinable fair values that are either measured at cost, adjusted for observable changes in price or impairments, or accounted for under a measurement alternative are not categorized in the fair value hierarchy and are presented as ''investments - other'' in the table above. Our deferred compensation liability is classified as Level 2 because the inputs used in the calculations are observable, although the values are not directly based on quoted market prices. Our derivative financial instruments are classified within Level 2 as there is not an active market for each hedge contract, but the inputs used to calculate the value of the instruments are tied to active markets.

Equity investments, including securities that are earmarked to pay the deferred compensation liability, are reported at fair value, with gains or losses resulting from changes in fair value recognized in earnings. The changes in fair value of equity investments are recorded within ''other income (expense), net'' in the consolidated statement of operations. Certain derivative instruments are reported at fair value, with unrealized gains and losses, net of tax, included in ''accumulated other comprehensive income (loss).''

All of our investments are subject to periodic impairment review. The impairment analysis requires judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. There were no impairments recognized in 2024, 2023 and 2022.

Realized gains and losses from the sale of investments are recorded in earnings. There were no realized gains or losses from the sale of investments in 2024, 2023 and 2022. Net unrealized gain (loss) on our equity and other investments was as follows:

|  | Year Ended October 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
|  | (in millions) | | |
| Net unrealized gain (loss) on equity and other investments still held . . . . . . . . . . . . . . . . | $15 | $7 | $(36) |

### *Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis*

Assets measured at fair value on a non-recurring basis consisted of goodwill and intangible assets. See Note 7, ''Goodwill and Other Intangible Assets,'' for additional information.

#### *Goodwill*

Fair value assessments of the reporting unit and the reporting unit's net assets, which are performed for goodwill impairment tests, are considered Level 3 measurements due to the significance of unobservable inputs developed using company-specific information. In the event of performing a quantitative impairment test, we consider a market approach as well as an income approach using the discounted cash flow model to determine the fair value of the reporting unit.

#### *Intangible Assets*

Fair value of intangible assets is considered Level 3 measurements due to the significance of unobservable inputs developed using company-specific information. In the event of performing a quantitative impairment test, we utilize an income approach for estimating the fair value of intangible assets. The future cash flows used in the analysis are based on internal cash flow projections based on our long-range plans and include significant assumptions by management.

#### *Long Lived Assets*

In 2022, our held and used long-lived assets in Russia with a carrying amount of $3 million were written down to a fair value of zero, resulting from an impairment of assets that were expected to generate zero cash flows in the future, and was recorded within ''other operating expense (income), net'' in the consolidated statement of operations.

## 9.  DERIVATIVES

We are exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of our business. As part of our risk management strategy, we use derivative instruments, primarily forward contracts, to hedge economic and/or accounting exposures resulting from changes in foreign currency exchange rates.

### *Cash Flow Hedges*

We enter into foreign exchange contracts to hedge our forecasted operational cash flow exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities based on a rolling period of up to twelve months. These derivative instruments are designated and qualify as cash flow hedges under the criteria prescribed in the authoritative guidance. The changes in the value of the derivative instrument included in the assessment of effectiveness are recognized in accumulated other comprehensive income and reclassified into earnings, when the forecasted transaction occurs, in the same financial statement line item in the consolidated statement of operations where the earnings effect of the hedged item is presented. If it becomes probable that the forecasted transaction will not occur, the hedge relationship will be de-designated and amounts accumulated in other comprehensive income will be reclassified into earnings in the current period. Gains and losses on the derivative instrument representing hedge components excluded from the assessment of effectiveness are amortized to earnings on a straight-line basis over the tenor of the hedge and are presented in the same financial statement line of the consolidated statement of operations where the earnings effect of the hedged item is presented.

In 2020, we entered into forward-starting interest rate swaps with an aggregate notional amount of $600 million in connection with future interest payments on the issuance of $600 million in unsecured senior notes ("2034 Senior Notes"). The contract term allowed us to lock in a treasury rate on anticipated debt issuances. These derivative instruments were designated and qualified as cash flow hedges under the criteria prescribed in the authoritative guidance. The changes in fair value of these derivative instruments were recognized in "accumulated other comprehensive income (loss)." In 2023, we terminated the interest rate swap agreements, resulting in a deferred gain of $107 million recognized in "accumulated other comprehensive income (loss)" that is being amortized to interest expense over the term of the 2034 Senior Notes. The remaining gain to be amortized related to the interest rate swap agreements was $106 million as of October 31, 2024.

### *Other Hedges*

Additionally, we enter into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of our subsidiaries. These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in value of the derivative are recognized in "other income (expense), net", in the consolidated statement of operations in the current period along with the offsetting foreign currency gain or loss on the underlying assets or liabilities.

In connection with the acquisition of the ESI Group, we entered into foreign exchange forward contracts to mitigate the currency exchange risk associated with the payment of the purchase price in euros. The aggregate notional amount of the currencies hedged was 930 million euros as of October 31, 2023. These foreign exchange contracts did not qualify for hedge accounting treatment and were not designated as hedging instruments. During the year ended October 31, 2024, these foreign exchange forward contracts were settled using existing cash of $63 million, resulting in a loss of $18 million recorded in "other income (expense), net" in the consolidated statement of operations.

During the third quarter of fiscal year 2024, we entered into foreign exchange forward contracts with an aggregate notional amount of 1.2 billion pounds sterling to mitigate the currency exchange risk associated with a planned acquisition. These foreign exchange contracts do not qualify for hedge accounting treatment and are not designated as hedging instruments. The resulting net unrealized gain on outstanding contracts was $23 million and was recorded in "other income (expense), net" in the consolidated statement of operations and in "other current assets" on the consolidated balance sheet for the year ended October 31, 2024.

Our use of derivative instruments exposes us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We do, however, seek to mitigate such risks by limiting our counterparties to major financial institutions, which are selected based on their credit ratings and other factors. We have established policies and procedures for mitigating credit risk that include establishing counterparty credit limits, monitoring credit exposures, and continually assessing the creditworthiness of counterparties.

The number of open foreign exchange forward contracts designated as "cash flow hedges" and "not designated as hedging instruments" was 216 and 78, respectively, as of October 31, 2024. The aggregated notional amounts by currency and designation as of October 31, 2024 were as follows:

| Currency | Derivatives in Cash Flow Hedging Relationships<br>Forward Contracts<br>Buy/(Sell) | Derivatives Not Designated as Hedging Instruments<br>Forward Contracts<br>Buy/(Sell) |
|---|---|---|
| | (in millions) | |
| Euro | $ 19 | $ 7 |
| British Pound | 15 | 1,565 |
| Singapore Dollar | 32 | 16 |
| Malaysian Ringgit | 108 | 12 |
| Japanese Yen | (130) | (73) |
| Other currencies | (35) | (26) |
| Total | $ 9 | $1,501 |

Derivative instruments are subject to master netting arrangements and are disclosed at their gross fair value in the consolidated balance sheet. The gross fair values and balance sheet presentation of derivative instruments held as of October 31, 2024 and 2023 were as follows:

**Fair Values of Derivative Instruments**

| | Assets Derivatives | | | Liabilities Derivatives | | |
|---|---|---|---|---|---|---|
| | | Fair Value | | | Fair Value | |
| Balance Sheet Location | October 31, 2024 | October 31, 2023 | Balance Sheet Location | October 31, 2024 | October 31, 2023 |
| | (in millions) | | | | | |
| **Derivatives designated as hedging instruments:** | | | | | | |
| *Cash flow hedges* | | | | | | |
| Foreign exchange contracts | | | | | | |
| Other current assets | $ 8 | $16 | Other accrued liabilities | $2 | $ 7 |
| **Derivatives not designated as hedging instruments:** | | | | | | |
| Foreign exchange contracts | | | | | | |
| Other current assets | 30 | 2 | Other accrued liabilities | 4 | 47 |
| Total derivatives | $38 | $18 | | $6 | $54 |

The effect of derivative instruments for foreign exchange contracts designated as hedging instruments and not designated as hedging instruments in our consolidated statement of operations was as follows:

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| **Derivatives designated as hedging instruments:** | | | |
| *Cash flow hedges* | | | |
| Interest rate swap contracts: | | | |
| Gain (loss) recognized in accumulated other comprehensive income (loss) | $— | $(26) | $85 |
| Foreign exchange contracts: | | | |
| Gain recognized in accumulated other comprehensive income (loss) | 9 | $ 7 | $ 7 |

|  | Year Ended October 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
|  | (in millions) | | |
| Gain (loss) reclassified from accumulated other comprehensive income (loss) into earnings: | | | |
| Cost of products | 10 | $ 8 | $ 13 |
| Selling, general and administrative | — | $ (1) | $(10) |
| Interest expense | 1 | $ — | $ — |
| Gain excluded from effectiveness testing recognized in earnings based on amortization approach: | | | |
| Cost of products | 4 | $ 5 | $ 2 |
| Selling, general and administrative | (1) | $ — | $ 1 |
| **Derivatives not designated as hedging instruments:** | | | |
| Gain (loss) recognized in other income (expense), net | $ 8 | $(44) | $ 22 |

The estimated amount at October 31, 2024 expected to be reclassified from accumulated other comprehensive income (loss) to earnings within the next twelve months is a gain of $16 million.

## 10. LEASES

We have operating leases for items including office space, manufacturing and production locations, sales and service centers, research and development facilities and certain equipment, primarily automobiles. Our leases have remaining terms of up to 14 years, which represent the non-cancellable periods of the leases and include extension options that are reasonably certain to be exercised. The weighted average lease term of our operating leases was 7.0 years, 7.8 years and 7.7 years as of October 31, 2024, 2023 and 2022, respectively. The weighted average discount rate of our operating leases was 3 percent as of October 31, 2024, 2023 and 2022.

The following table summarizes the components of our lease cost:

|  | Year Ended October 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
|  | (in millions) | | |
| Operating lease cost, including short-term lease cost | $59 | $52 | $51 |
| Variable lease cost | $22 | $22 | $17 |

Sublease income and finance lease costs were immaterial for the years ended October 31, 2024, 2023 and 2022. Right-of-use ("ROU") asset impairments were $2 million in 2022 related to the discontinuance of our Russia operations.

Supplemental information related to our operating leases was as follows:

|  | Year Ended October 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2023 | 2022 |
|  | (in millions) | | |
| Cash payments for operating leases | $56 | $53 | $51 |
| ROU assets obtained in exchange for operating lease obligations | $46 | $51 | $51 |

The maturities of our operating leases as of October 31, 2024 with initial terms exceeding one year were as follows:

| | Operating Leases (in millions) |
|---|---|
| 2025 | $ 51 |
| 2026 | 45 |
| 2027 | 38 |
| 2028 | 30 |
| 2029 | 26 |
| Thereafter | 80 |
| **Total undiscounted lease liability** | 270 |
| Imputed interest | 30 |
| **Total discounted lease liability** | $240 |

As of October 31, 2024, we did not have material leases that have not yet commenced.

Rental income from the lease of excess facilities was $10 million, $10 million and $11 million for the years ended October 31, 2024, 2023 and 2022, respectively, and is included in "other operating expense (income), net." Other lessor arrangements were immaterial.

## 11. DEBT

The following table summarizes the components of our debt:

| | October 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| 2024 Senior Notes at 4.55% ($600 face amount less unamortized costs of zero and $1) | $ — | $ 599 |
| 2027 Senior Notes at 4.60% ($700 face amount less unamortized costs of $2 and $2) | 698 | 698 |
| 2029 Senior Notes at 3.00% ($500 face amount less unamortized costs of $2 and $3) | 498 | 497 |
| 2034 Senior Notes at 4.95% ($600 face amount less unamortized costs of $6) | 594 | — |
| **Total Debt** | 1,790 | 1,794 |
| Less: Current portion of long-term debt | — | 599 |
| **Long-Term Debt** | $1,790 | $1,195 |

**Senior Notes**

*2024 Senior Notes*

In October 2014, the company issued an aggregate principal amount of $600 million in unsecured senior notes ("2024 Senior Notes"). These notes matured on October 30, 2024 and were fully repaid.

*2027 Senior Notes*

In April 2017, the company issued an aggregate principal amount of $700 million in unsecured senior notes ("2027 Senior Notes"). The 2027 Senior Notes were issued at 99.873 percent of their principal amount. The notes will mature on April 6, 2027 and bear interest at a fixed rate of 4.60 percent per annum. The interest is payable semi-annually on April 6 and October 6, commencing on October 6, 2017. We incurred issuance costs of $6 million in connection with the 2027 Senior Notes that, along with the debt discount, are being amortized to interest expense over the term of the senior notes.

*2029 Senior Notes*

In October 2019, the company issued an aggregate principal amount of $500 million in unsecured senior notes ("2029 Senior Notes"). The 2029 Senior Notes were issued at 99.914 percent of their principal amount. The notes will mature on October 30, 2029 and bear interest at a fixed rate of 3.00 percent per annum. The interest is payable semi-annually on April 30 and October 30, commencing on April 30, 2020. We incurred issuance costs of $4 million in connection with the 2029 Senior Notes that, along with the debt discount, are being amortized to interest expense over the term of the senior notes.

*2034 Senior Notes*

In October 2024, the company issued an aggregate principal amount of $600 million in unsecured senior notes (''2034 Senior Notes''). The 2034 Senior Notes were issued at 99.897 percent of their principal amount. The notes will mature on October 15, 2034 and bear interest at a fixed rate of 4.95 percent per annum. The interest is payable semi-annually on April 15 and October 15, commencing on April 15, 2025. We incurred issuance costs of $6 million in connection with the 2034 Senior Notes that, along with the debt discount, are being amortized to interest expense over the term of the senior notes.

In 2020, we entered into forward-starting interest rate swaps with an aggregate notional amount of $600 million, in connection with future interest payments on our 2034 Senior Notes issued in October 2024. In 2023, we terminated the interest rate swap agreements, resulting in a deferred gain of $107 million recognized in ''accumulated other comprehensive income (loss),'' which is being amortized to interest expense over the term of the 2034 Senior Notes. See Note 9, ''Derivatives,'' for additional information.

The above senior notes are unsecured and rank equally in right of payment with all of our other senior unsecured indebtedness. We were in compliance with the covenants of our senior notes during the year ended October 31, 2024.

The fair value of our debt, calculated from quoted prices that are Level 1 inputs under the accounting guidance fair value hierarchy, is approximately $1,739 million and $1,679 million as of October 31, 2024 and 2023, respectively.

*Revolving Credit Facility*

On July 30, 2021, we entered into an amended and restated credit agreement (the ''Revolving Credit Facility'') which provides a $750 million five-year unsecured revolving credit facility that expires on July 30, 2026 with an annual interest rate of LIBOR + 1 percent along with a facility fee of 0.125 percent per annum. On February 17, 2023, we entered into the first amendment to the Revolving Credit Facility to change the annual interest rate from LIBOR + 1 percent to SOFR + 1.1 percent. In addition, the Revolving Credit Facility permits the company, subject to certain customary conditions, on one or more occasions to request to increase the total commitments under the Revolving Credit Facility by up to $250 million in the aggregate. We may use amounts borrowed under the Revolving Credit Facility for general corporate purposes. As of October 31, 2024 and 2023, we had no borrowings outstanding under the Revolving Credit Facility. We were in compliance with the covenants of the Revolving Credit Facility during the year ended October 31, 2024.

*Bridge Facility*

On March 28, 2024, we entered into a bridge credit agreement (the ''Bridge Facility'') pursuant to which certain lenders agreed to provide a senior unsecured 364-day bridge credit facility of up to 1,350 million pounds sterling for the purpose of providing the financing to support a planned acquisition. On July 25, 2024, the Bridge Facility was decreased to 1,232 million pounds sterling. We incurred costs in connection with the Bridge Facility of $7 million that are included in ''other current assets'' in the consolidated balance sheet and are being amortized to ''interest expense'' over the term of the Bridge Facility.

*Letters of Credit*

As of October 31, 2024 and 2023, we had $43 million and $41 million, respectively, of outstanding letters of credit and surety bonds that were issued by various lenders.

*ESI Group debt and credit facility assumed*

As part of the ESI Group acquisition, we assumed debt of $24 million, of which $10 million was payable within one year. The debt included a syndicated loan of $11 million payable through yearly installments until April 2025 with an annual interest rate of EURIBOR + 2 to 2.5 percent. We also assumed various fixed interest rate state-guaranteed loans and other bank borrowings of $13 million. During the year ended October 31, 2024, we repaid the debt assumed as part of the acquisition.

As part of the ESI Group acquisition, we assumed a revolving credit facility of 10 million euros that was subsequently terminated in April 2024.

## 12. RETIREMENT PLANS AND POST-RETIREMENT BENEFIT PLANS

**General.** The majority of our employees are covered under various defined benefit and/or defined contribution retirement plans. Additionally, we sponsor post-retirement health care benefits for our eligible U.S. employees. We provide U.S. employees who meet eligibility criteria under the Keysight Technologies, Inc. Retirement Plan (''RP''), defined benefits that are based on an employee's base or target pay during the years of employment and length of service. For eligible employees' service through October 31, 1993, the defined benefit payable under the RP is reduced by any amounts due to the eligible employees' service under our defined contribution Deferred Profit-Sharing Plan (''DPSP''), which was closed to new participants as of November 1993. The obligations under the DPSP equal the fair value of the DPSP assets, which was $161 million as of October 31, 2024. Employees hired on or after August 1, 2015 are not eligible to participate in the RP or the Keysight Technologies, Inc. Health Plan for Retirees (''U.S. Post-Retirement Benefit Plan'').

In addition, in the U.S. we maintain the Supplemental Benefits Retirement Plan (''SBRP''), a supplemental unfunded non-qualified defined benefit plan to provide benefits that would be provided under the RP but for limitations imposed by the Internal Revenue Code. The RP and the SBRP comprise the ''U.S. Plans.''

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans (''Non-U.S. Plans'') based on factors such as years of service and/or employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements. Certain of our immaterial Non-U.S. defined benefit plans are not included in these disclosures.

**401(k) defined contribution plan.** Eligible U.S. employees may participate in the Keysight Technologies, Inc. 401(k) Plan (the ''401(k) Plan''). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. We provide matching contributions of up to 4 percent of annual eligible compensation for employees hired prior to August 1, 2015 and up to 6 percent for employees hired thereafter. The 401(k) Plan employer expense included in income from operations was $33 million in 2024, $34 million in 2023 and $31 million in 2022.

**Post-retirement medical benefit plans.** In addition to receiving retirement benefits, U.S. employees who meet eligibility requirements as of their termination date may participate in the U.S. Post-Retirement Benefit Plan.

**Components of net periodic benefit cost.** We record the service cost component of net periodic benefit cost (benefit) in the same line item as other employee compensation costs. We record the non-service cost components of net periodic benefit cost (benefit), such as interest cost, expected return on assets, amortization of prior service cost, and actuarial gains or losses, within ''other income (expense), net'' in the consolidated statement of operations. The company uses alternate methods of amortization, as allowed by the authoritative guidance, which amortizes the actuarial gains and losses on a consistent basis for the years presented. For the U.S. Plans, gains and losses are amortized over the average future working lifetime of active plan participants. For most Non-U.S. Plans and the U.S. Post-Retirement Benefit Plan, gains and losses are amortized using a separate layer for each year's gains and losses.

During the year ended October 31, 2023 and October 31, 2022, we recognized a settlement gain of $1 million in our Japan defined benefit plan and a settlement loss of $9 million in our U.K. defined benefit plan, respectively, as the lump-sum payments in the respective plans were more than the sum of the service cost and interest cost components of net periodic benefit cost (''the threshold amount'').

For the years ended October 31, 2024, 2023 and 2022, components of net periodic benefit cost (benefit) and other amounts recognized in other comprehensive income consisted of:

| | Defined Benefit Plans | | | | | | U.S. Post-Retirement Benefit Plan | | |
| | U.S. Plans | | | Non-U.S. Plans | | | | | |
| | | | | Year Ended October 31, | | | | | |
| | 2024 | 2023 | 2022 | 2024 | 2023 | 2022 | 2024 | 2023 | 2022 |
| | | | | (in millions) | | | | | |
| **Net periodic benefit cost (benefit)** | | | | | | | | | |
| Service cost — benefits earned during the period | $ 14 | $ 16 | $ 25 | $ 8 | $ 10 | $ 13 | $ 1 | $ 1 | $ 1 |
| Interest cost on benefit obligations | 40 | 36 | 23 | 36 | 31 | 15 | 8 | 8 | 5 |
| Expected return on plan assets | (47) | (49) | (61) | (53) | (53) | (58) | (12) | (12) | (14) |
| Amortization: | | | | | | | | | |
| Net actuarial loss | 9 | 9 | 11 | 9 | 9 | 24 | (1) | 2 | 1 |
| Prior service credit | — | — | — | — | — | — | — | (1) | (1) |
| Net periodic benefit cost (benefit) | 16 | 12 | (2) | — | (3) | (6) | (4) | (2) | (8) |
| Settlements | — | — | — | — | (1) | 9 | — | — | — |
| Total periodic benefit cost (benefit) | $ 16 | $ 12 | $ (2) | $ — | $ (4) | $ 3 | $ (4) | $ (2) | $ (8) |
| **Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss** | | | | | | | | | |
| Net actuarial loss (gain) | $(23) | $ 14 | $ (9) | $(43) | $ 32 | $(38) | $ (3) | $ (5) | $ 17 |
| Net prior service cost/(credit) | 2 | — | — | — | — | — | — | — | — |
| Amortization: | | | | | | | | | |
| Net actuarial loss | (9) | (9) | (11) | (9) | (9) | (24) | 1 | (2) | (1) |
| Prior service credit | — | — | — | — | — | — | — | 1 | 1 |
| Settlements | — | — | — | — | 1 | (9) | — | — | — |
| Foreign currency | — | — | — | 1 | (2) | (6) | — | — | — |
| Total recognized in other comprehensive (income) loss | $(30) | $ 5 | $(20) | $(51) | $ 22 | $(77) | $ (2) | $ (6) | $ 17 |
| Total recognized in the periodic benefit cost (benefit) and other comprehensive (income) loss | $(14) | $ 17 | $(22) | $(51) | $ 18 | $(74) | $ (6) | $ (8) | $ 9 |

*Funded status.* As of October 31, 2024 and 2023, the funded status of the defined benefit and post-retirement benefit plans was as follows:

| | U.S. Defined Benefit Plans | | Non-U.S. Defined Benefit Plans | | U.S. Post-Retirement Benefit Plan | |
| | | | October 31, | | | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| | | | (in millions) | | | |
| Change in fair value of plan assets: | | | | | | |
| Fair value — beginning of year | $622 | $640 | $ 985 | $1,003 | $153 | $155 |
| Actual return on plan assets | 155 | 25 | 149 | (23) | 33 | 12 |
| Employer contributions | 1 | 1 | 13 | 12 | — | — |
| Settlements | — | (1) | — | (3) | — | — |
| Benefits paid | (56) | (43) | (46) | (41) | (15) | (14) |
| Currency impact | — | — | 35 | 37 | — | — |
| Fair value — end of year | $722 | $622 | $1,136 | $ 985 | $171 | $153 |
| Change in benefit obligation: | | | | | | |
| Benefit obligation — beginning of year | $634 | $636 | $ 810 | $ 819 | $136 | $146 |
| Service cost | 14 | 16 | 8 | 10 | 1 | 1 |
| Interest cost | 40 | 36 | 36 | 31 | 8 | 8 |

| | U.S. Defined Benefit Plans | | Non-U.S. Defined Benefit Plans | | U.S. Post-Retirement Benefit Plan | |
|---|---|---|---|---|---|---|
| | October 31, | | | | | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| | (in millions) | | | | | |
| Settlements | — | (1) | — | (3) | — | — |
| Actuarial loss (gain) | 84 | (10) | 52 | (44) | 18 | (5) |
| Benefits paid | (56) | (43) | (46) | (41) | (15) | (14) |
| Plan amendment | 2 | — | — | — | — | — |
| Currency impact | — | — | 36 | 38 | — | — |
| Benefit obligation — end of year | $718 | $634 | $896 | $810 | $148 | $136 |
| Overfunded (Underfunded) status of PBO | $ 4 | $ (12) | $240 | $175 | $ 23 | $ 17 |
| Amounts recognized in the consolidated balance sheet consist of: | | | | | | |
| Other assets | $ 10 | $ — | $283 | $205 | $ 23 | $ 17 |
| Employee compensation and benefits | (1) | (1) | — | — | — | — |
| Retirement and post-retirement benefits | (5) | (11) | (43) | (30) | — | — |
| Net asset (liability) | $ 4 | $ (12) | $240 | $175 | $ 23 | $ 17 |
| Amounts recognized in accumulated other comprehensive (income) loss: | | | | | | |
| Actuarial losses (gains) | $ 54 | $ 86 | $352 | $403 | $ (13) | $ (11) |
| Prior service cost (credits) | 2 | — | — | — | — | — |
| Total | $ 56 | $ 86 | $352 | $403 | $ (13) | $ (11) |

The change in benefit obligations for the U.S. and non-U.S. defined benefit plans for 2024 was primarily driven by changes in discount rates, and for 2023 was primarily driven by changes in discount rates, partially offset by changes in demographic assumptions. The change in benefit obligations for the U.S. post-retirement benefit plan for 2024 was primarily driven by changes in discount and retiree mortality rates and for 2023 was primarily driven by changes in discount rates.

*Investment policies and strategies as of October 31, 2024.* In the U.S., our RP Plan target asset allocations are approximately 60 percent growth funds, primarily equities, and approximately 40 percent fixed income investments and in the U.S. Post-Retirement Benefit Plan, target asset allocations are approximately 70 percent growth funds, primarily equities, and approximately 30 percent fixed income investments. Our DPSP target asset allocation is approximately 60 percent growth funds, primarily equities, and approximately 40 percent fixed income investments. The general investment objective for all our plan assets is to obtain the optimum rate of investment return on the total investment portfolio consistent with the assumed level of risk. Specific investment objectives for the plans' portfolios are to maintain and enhance the purchasing power of the plans' assets; achieve investment returns consistent with the level of risk being taken; and earn performance rates of return in accordance with the benchmarks adopted for each asset class. Outside of the U.S., our target asset allocation is from 11 to 70 percent equities, from 30 to 54 percent fixed income investments, and from zero to 47 percent insurance contracts and cash. All plans' assets are broadly diversified. Due to fluctuations in capital markets, our actual allocation of plan assets as of October 31, 2024 may differ from the target allocation. Our policy is to periodically bring the actual allocation in line with the target allocation.

Equity securities include exchange-traded common stock and preferred stock of companies from broadly diversified industries. Fixed income securities include a portfolio of corporate bonds of companies from diversified industries, government securities, mortgage-backed securities, asset-backed securities, derivative instruments and other. Portions of the cash and cash equivalent, equity, and fixed income investments are held in commingled funds. Investments in commingled funds are valued using the net asset value ("NAV") method as a practical expedient. Investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of our pension and post-retirement benefit plans recorded in the financial statements. In March 2021, we entered into an insurance buy-in contract for a portion of benefit obligations under the U.K. defined benefit plan and classified it as "other investments." In December 2021, we completed the second phase of the same contract. The insurance buy-in contract is similar to an annuity contract, which matches cash flows with future benefit payments for a specific group of pensioners with the obligation remaining with the plan. This contract is issued by a third-party insurance company with no affiliation to us. The insurance contract is valued on an insurer pricing basis, which reflects the purchase price adjusted for changes in discount rates and other actuarial assumptions, which approximates fair value.

*Fair Value.* The measurement of the fair value of pension and post-retirement plan assets uses the valuation methodologies and the inputs as described in Note 8, "Fair Value Measurements."

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term investment funds that are invested in short-term domestic fixed income securities and other securities with debt-like characteristics, emphasizing short-term maturities and quality. Cash and cash equivalents are generally classified as Level 2 investments except when the cash and cash equivalents are held in commingled funds, which have a daily NAV derived from quoted prices for the underlying securities in active markets; these are classified as assets measured at NAV.

Equity - Some equity securities consisting of common and preferred stock are held in commingled funds, which have daily NAVs derived from quoted prices for the underlying securities in active markets; these are classified as assets measured at NAV. Commingled funds that have quoted prices in active markets are classified as Level 1 investments. Equity also includes some growth-seeking real estate commingled funds that are measured at NAV.

Fixed Income - Some fixed income securities are held in commingled funds that have daily NAVs derived from the underlying securities; these are classified as assets measured at NAV. Commingled funds that have quoted prices in active markets are classified as Level 1 investments. Some fixed income securities that are not actively traded and are valued basis inputs, such as quoted price of similar securities, or other inputs that can be derived principally from or corroborated by observable market data are classified as Level 2 investments.

Other Investments - Other investments represents the U.K. insurance buy-in contract and is classified as a Level 3 investment. Insurance contracts are generally classified as Level 3 investments.

The following tables present the fair value of U.S. Defined Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2024 and 2023:

| | | Fair Value Measurement as of October 31, 2024 Using | | | |
|---|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Assets Measured at NAV[a] |
| | | (in millions) | | | |
| Cash and cash equivalents | $ 10 | $— | $10 | $— | $ — |
| Equity | 438 | — | — | — | 438 |
| Fixed income | 274 | 58 | — | — | 216 |
| Total assets measured at fair value | $722 | $58 | $10 | $— | $654 |

| | | Fair Value Measurement as of October 31, 2023 Using | | | |
|---|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Assets Measured at NAV[a] |
| | | (in millions) | | | |
| Cash and cash equivalents | $ — | $— | $— | $— | $ — |
| Equity | 446 | — | — | — | 446 |
| Fixed income | 176 | — | — | — | 176 |
| Total assets measured at fair value | $622 | $— | $— | $— | $622 |

---

[a] *Certain instruments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total value of plan assets.*

For U.S. Defined Benefit Plans, there was no activity relating to assets measured at fair value using significant unobservable inputs (Level 3) during 2024 and 2023.

The following tables present the fair value of U.S. Post-Retirement Benefit Plan assets classified under the appropriate level of the fair value hierarchy as of October 31, 2024 and 2023:

| | | Fair Value Measurement as of October 31, 2024 Using | | | |
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Assets Measured at NAV[a] |
| | | (in millions) | | | |
| Cash and cash equivalents | $ 2 | $— | $ 2 | $— | $ — |
| Equity | 121 | — | — | — | 121 |
| Fixed income | 48 | 5 | 29 | — | 14 |
| Total assets measured at fair value | $171 | $ 5 | $31 | $— | $135 |

| | | Fair Value Measurement as of October 31, 2023 Using | | | |
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Assets Measured at NAV[a] |
| | | (in millions) | | | |
| Cash and cash equivalents | $ 1 | $— | $ 1 | $— | $ — |
| Equity | 107 | — | — | — | 107 |
| Fixed income | 45 | 3 | 26 | — | 16 |
| Total assets measured at fair value | $153 | $ 3 | $27 | $— | $123 |

[a] Certain instruments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total value of plan assets.

For the U.S. Post-Retirement Benefit Plan, there was no activity relating to assets measured at fair value using significant unobservable inputs (Level 3) during 2024 and 2023.

The following tables present the fair value of Non-U.S. Defined Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2024 and 2023:

| | | Fair Value Measurement as of October 31, 2024 Using | | | |
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Assets Measured at NAV[a] |
| | | (in millions) | | | |
| Equity | $ 422 | $— | $— | $ — | $422 |
| Fixed income | 467 | — | — | — | 467 |
| Other investments | 247 | — | — | 247 | — |
| Total assets measured at fair value | $1,136 | $— | $— | $247 | $889 |

| | Fair Value Measurement as of October 31, 2023 Using | | | | |
|---|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Assets Measured at NAV[(a)] |
| | (in millions) | | | | |
| Equity | $410 | $— | $— | $ — | $410 |
| Fixed income | 342 | — | — | — | 342 |
| Other investments | 233 | — | — | 233 | — |
| Total assets measured at fair value | $985 | $— | $— | $233 | $752 |

(a) *Certain instruments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total value of plan assets.*

For Non-U.S. Defined Benefit Plans assets measured at fair value using significant unobservable inputs (Level 3), the following table summarizes the change in balances during 2024 and 2023:

| | Year Ended October 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| Balance, beginning of year | $233 | $254 |
| Unrealized gains (losses) | 15 | (19) |
| Purchases, sales, issuances and settlements | (17) | (15) |
| Transfers in (out) | — | — |
| Currency impact | 16 | 13 |
| Balance, end of year | $247 | $233 |

The table below presents the combined projected benefit obligation ("PBO"), accumulated benefit obligation ("ABO") and fair value of plan assets, grouping plans using comparisons of the PBO and ABO relative to the plan assets as of October 31, 2024 and 2023:

| | 2024 | | 2023 | |
|---|---|---|---|---|
| | Benefit Obligation PBO | Fair Value of Plan Assets | Benefit Obligation PBO | Fair Value of Plan Assets |
| | (in millions) | | (in millions) | |
| U.S. defined benefit plans where PBO exceeds the fair value of plan assets | $ 6 | $ — | $ 634 | $622 |
| U.S. defined benefit plans where fair value of plan assets exceeds PBO | 712 | 722 | — | — |
| Total | $ 718 | $ 722 | $ 634 | $622 |
| Non-U.S. defined benefit plans where PBO exceeds the fair value of plan assets | $ 86 | $ 43 | $ 64 | $ 34 |
| Non-U.S. defined benefit plans where fair value of plan assets exceeds PBO | 810 | 1,093 | 746 | 951 |
| Total | $ 896 | $1,136 | $ 810 | $985 |
| | ABO | | ABO | |
| U.S. defined benefit plans where ABO exceeds the fair value of plan assets | $ 4 | $ — | $ 5 | $ — |
| U.S. defined benefit plans where the fair value of plan assets exceeds ABO | 636 | 722 | 576 | 622 |
| Total | $ 640 | $ 722 | $ 581 | $622 |

| | 2024 | | 2023 | |
|---|---|---|---|---|
| | **Benefit Obligation PBO** | **Fair Value of Plan Assets** | **Benefit Obligation PBO** | **Fair Value of Plan Assets** |
| | (in millions) | | (in millions) | |
| Non-U.S. defined benefit plans where ABO exceeds the fair value of plan assets ......... | $ 85 | $ 43 | $ 63 | $ 34 |
| Non-U.S. defined benefit plans where fair value of plan assets exceeds ABO........... | 808 | 1,093 | 742 | 951 |
| Total ..................................... | $893 | $1,136 | $805 | $985 |

*Contributions and estimated future benefit payments*. For 2025, we do not expect to contribute to our U.S. Defined Benefit Plans or U.S. Post-Retirement Benefit Plan, and we expect to contribute $13 million to our Non-U.S. Defined Benefit Plans. The following table presents expected future benefit payments for the next 10 years.

| | **U.S. Defined Benefit Plans** | **Non-U.S. Defined Benefit Plans** | **U.S. Post-Retirement Benefit Plan** |
|---|---|---|---|
| | | (in millions) | |
| 2025 ................................ | $ 56 | $ 45 | $16 |
| 2026 ................................ | $ 57 | $ 47 | $16 |
| 2027 ................................ | $ 59 | $ 49 | $17 |
| 2028 ................................ | $ 56 | $ 51 | $17 |
| 2029 ................................ | $ 59 | $ 52 | $17 |
| 2030 - 2034 ......................... | $286 | $269 | $66 |

*Assumptions*. The assumptions used to determine the benefit obligations and net periodic benefit cost (benefit) for our defined benefit and post-retirement benefit plans are presented in the tables below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios, consisting of a mixture of equities, fixed income and other investments, in proportion to the asset allocations of each of our plans. We consider long-term rates of return, which are weighted based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans, which is October 31. The U.S. discount rates as of October 31, 2024 and 2023 were determined based on the results of matching expected plan benefit payments with cash flows from a hypothetically constructed bond portfolio. The Non-U.S. discount rates as of October 31, 2024 and 2023 were determined based on a granular approach, which discounts the expected plan benefit payments with rates from a high-quality corporate bond yield curve. In addition, we used this method to calculate two components of the periodic benefit cost: service cost and interest cost. The range of assumptions that were used for the Non-U.S. Defined Benefit Plans reflects the different economic environments within various countries.

Assumptions used to calculate the net periodic benefit cost (benefit) were as follows:

| | **Year Ended October 31,** | |
|---|---|---|
| | **2024** | **2023** |
| **U.S. Defined Benefit Plans:** | | |
| Discount rate ..................................................... | 6.50% | 6.00% |
| Average increase in compensation levels .............................. | 3.50% | 3.50% |
| Expected long-term return on assets................................ | 8.00% | 8.00% |
| **Non-U.S. Defined Benefit Plans:** | | |
| Discount rate ..................................................... | 2.50-5.35% | 1.87-4.22% |
| Average increase in compensation levels .............................. | 2.50-3.00% | 2.50-3.00% |
| Expected long-term return on assets................................ | 4.73-7.00% | 4.16-7.00% |
| **U.S. Post-Retirement Benefits Plan:** | | |
| Discount rate ..................................................... | 6.50% | 6.00% |
| Expected long-term return on assets................................ | 8.00% | 8.00% |
| Current medical cost trend rate.................................... | 6.50% | 7.00% |

| | Year Ended October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Ultimate medical cost trend rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.75% | 4.75% |
| Medical cost trend rate decreases to ultimate rate in year. . . . . . . . . . . . . . . . . . | 2029 | 2029 |

Assumptions used to calculate the benefit obligation as of October 31, 2024 and 2023 were as follows:

| | Year Ended October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **U.S. Defined Benefit Plans:** | | |
| Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.50% | 6.50% |
| Average increase in compensation levels . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.50% | 3.50% |
| **Non-U.S. Defined Benefit Plans:** | | |
| Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.30-5.07% | 2.50-5.35% |
| Average increase in compensation levels . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.50-3.00% | 2.50-3.00% |
| **U.S. Post-Retirement Benefits Plan:** | | |
| Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.50% | 6.50% |
| Current medical cost trend rate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.00% | 6.50% |
| Ultimate medical cost trend rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.75% | 4.75% |
| Medical cost trend rate decreases to ultimate rate in year. . . . . . . . . . . . . . . . . . | 2029 | 2029 |

Health care trend rates did not have a significant effect on the total service and interest cost components or on the post-retirement benefit obligation amounts reported for the U.S. Post-Retirement Benefit Plan for the years ended October 31, 2024 and 2023.

### 13. SUPPLEMENTAL FINANCIAL INFORMATION

The following tables provide details of selected balance sheet items:

**Cash, cash equivalents, and restricted cash**

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in millions) | |
| Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,796 | $2,472 |
| Restricted cash included in other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 | 16 |
| Total cash, cash equivalents, and restricted cash shown in the statement of cash flows. . | $1,814 | $2,488 |

Restricted cash primarily relates to deficit reduction contributions to an escrow account for one of our non-U.S. defined benefit pension plans and deposits held as collateral against bank guarantees.

**Inventory**

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in millions) | |
| Finished goods. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 375 | $376 |
| Purchased parts and fabricated assemblies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 647 | 609 |
| Total inventory. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,022 | $985 |

Inventory-related excess and obsolescence charges recorded in "cost of products" were $35 million in 2024 and $27 million in 2023 and 2022. We record excess and obsolete inventory charges for inventory at our sites and at our contract manufacturers and suppliers, where we have non-cancellable purchase commitments.

**Property, plant and equipment**

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in millions) | |
| Land | $ 48 | $ 48 |
| Buildings and leasehold improvements | 851 | 828 |
| Machinery and equipment | 1,581 | 1,508 |
| Total property, plant and equipment | 2,480 | 2,384 |
| Accumulated depreciation of property, plant and equipment | (1,706) | (1,623) |
| Property, plant and equipment, net | $ 774 | $ 761 |

Asset impairments were zero in 2024, zero in 2023 and $1 million in 2022. Depreciation expense was $126 million in 2024, $120 million in 2023 and $117 million in 2022.

**Standard warranty**

Activity related to the standard warranty accrual, which is included in "other accrued liabilities" and "other long-term liabilities" in our consolidated balance sheet, is as follows:

| | Year Ended October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in millions) | |
| Beginning balance | $ 36 | $ 32 |
| Accruals for warranties, including change in estimates | 22 | 33 |
| Settlements made during the period | (27) | (29) |
| Ending balance | $ 31 | $ 36 |
| Accruals for warranties due within one year | $ 19 | $ 22 |
| Accruals for warranties due after one year | 12 | 14 |
| Ending balance | $ 31 | $ 36 |

**Other current assets**

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in millions) | |
| Prepaid assets | $287 | $284 |
| Tax receivables | 138 | 44 |
| Other current assets | 157 | 124 |
| Total other current assets | $582 | $452 |

Prepaid assets include deposits paid in advance to contract manufacturers of $200 million and $210 million as of October 31, 2024 and 2023, respectively. The increase in tax receivables in 2024 as compared to 2023 was primarily due to a one-time discrete tax benefit. See Note 5, "Income Taxes," for additional information.

**Other assets**

| | October 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| | (in millions) | |
| Pension assets | $324 | $231 |
| Tax receivables | 111 | — |
| Other assets | 86 | 109 |
| Total other assets | $521 | $340 |

The increase in tax receivables in 2024 as compared to 2023 was primarily due to a one-time discrete tax benefit. See Note 5, "Income Taxes," for additional information.

## 14. COMMITMENTS AND CONTINGENCIES

**Commitments to contract manufacturers and suppliers.** We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based on mutually agreed criteria. As of October 31, 2024, our non-cancellable purchase commitments were approximately $423 million. We expect to fulfill most of our purchase commitments for inventory within one year or based on mutually agreed terms.

**Other purchase commitments.** Other purchase commitments primarily relate to software as a service and other professional services contracts. As of October 31, 2024, our non-cancellable contractual obligations related to these contracts were approximately $96 million.

We also have long-term power purchase agreements to purchase power at predominantly variable prices. These agreements are expected to support our power consumption needs with more favorable pricing and reliability than our previous supply agreements.

**Litigation and contingencies.** On January 1, 2022, Centripetal Networks filed a lawsuit in Federal District Court in Virginia, alleging that certain Keysight products infringe certain of Centripetal's patents. In addition, in February 2022 Centripetal filed complaints in Germany alleging infringement of certain of Centripetal's German patents, and in April 2022 Centripetal filed a complaint with the International Trade Commission ("ITC") requesting that they investigate whether Keysight violated Section 337 of the Tariff Act ("Section 337") and should be enjoined from importing certain products that are manufactured outside of the U.S. and which are alleged to infringe Centripetal patents. On December 5, 2023, the ITC issued its Notice of Determination that Keysight did not unfairly import products in violation of Section 337 and the investigation was terminated. Centripetal has appealed this determination. On August 21, 2024, Keysight was served in Germany with a complaint filed in the Unified Patent Court alleging that certain Keysight products sold in Germany, France, Italy and the Netherlands infringe a European Centripetal patent. We deny the allegations and are aggressively defending each case.

Although there are no matters pending that we currently believe are probable and reasonably possible of having a material impact to our business, consolidated financial position, or results of operations or cash flows, the outcome of litigation is inherently uncertain and is difficult to predict. An adverse outcome in any outstanding lawsuit or proceeding could result in significant monetary damages or injunctive relief. If adverse results are above management's expectations or are unforeseen, management may not have accrued for the liability, which could impact our results in future periods.

We are also involved in lawsuits, claims, investigations and proceedings, including, but not limited to, patent, employment, commercial and environmental matters, which arise in the ordinary course of business.

### Indemnification Obligations Related to Transactions

In connection with acquisitions, divestitures, mergers, spin-offs and other transactions, we have agreed to indemnify certain parties for future damages, losses, expenses and liabilities that were incurred prior to or are related to such transactions. The liabilities covered by these indemnifications include, but are not limited to, tax, employment, benefits, intellectual property, environmental, and other liabilities. We do not believe that our indemnification obligations related to such liabilities were material as of October 31, 2024.

### Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Keysight and such other entities, including service with respect to employee benefit plans. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Keysight that provide for indemnification under similar and additional circumstances. The indemnification obligations are more fully described in our corporate by-laws and the indemnification agreements, which are available on our website. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. We have not historically made payments related to these obligations, and do not believe that our indemnification obligations related to such claims were material as of October 31, 2024.

*Other Indemnifications*

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and we do not believe that our indemnification obligations related to such claims were material as of October 31, 2024.

## 15. STOCKHOLDERS' EQUITY

*Stock Repurchase Program*

On March 6, 2023, our board of directors approved a stock repurchase program authorizing the purchase of up to $1,500 million of the company's common stock, of which $485 million remained as of October 31, 2024.

Under our stock repurchase program, shares may be purchased from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases, privately negotiated transactions or other means. All such shares and related costs are held as treasury stock and accounted for at the trade date using the cost method. The stock repurchase program may be commenced, suspended or discontinued at any time at the company's discretion and does not have an expiration date.

In 2024, we repurchased 2,974,967 shares of common stock for $439 million. Additionally, we accrued $3 million related to excise tax levied on share repurchases, net of issuances. In 2023, we repurchased 4,913,548 shares of common stock for $702 million and accrued $4 million related to excise tax levied on share repurchases, net of issuances. In 2022, we repurchased 5,442,280 shares of common stock for $849 million. All such shares and related costs are held as treasury stock and accounted for at the trade date using the cost method.

*Accumulated other comprehensive loss*

The following table summarizes the components of accumulated other comprehensive loss, net of tax effect:

|  | October 31, 2024 | October 31, 2023 |
|---|---|---|
|  | (in millions) | |
| Foreign currency translation, net of tax (expense) of $(63) and $(63) | $(136) | $(167) |
| Unrealized losses on defined benefit plans, net of tax benefit of $80 and $94 | (317) | (388) |
| Gains (losses) on derivative instruments, net of tax (expense) of $(23) and $(25) | 89 | 89 |
| Total accumulated other comprehensive loss | $(364) | $(466) |

Changes in accumulated other comprehensive loss by component and related tax effects were as follows:

|  | Foreign currency translation | Net defined benefit pension cost and post retirement plan costs: Actuarial losses | Net defined benefit pension cost and post retirement plan costs: Prior service credits | Gains (losses) on derivatives | Total |
|---|---|---|---|---|---|
|  |  | (in millions) | | | |
| At October 31, 2022 | $(185) | $(373) | $(6) | $110 | $(454) |
| Other comprehensive income (loss) before reclassifications | 18 | (39) | — | (19) | (40) |
| Amounts reclassified out of accumulated other comprehensive gain (loss) | — | 20 | — | (7) | 13 |
| Tax benefit (expense) | — | 10 | — | 5 | 15 |
| Other comprehensive income (loss) | 18 | (9) | — | (21) | (12) |

| | Foreign currency translation | Net defined benefit pension cost and post retirement plan costs: | | Gains (losses) on derivatives | Total |
| | | Actuarial losses | Prior service credits | | |
| | | (in millions) | | | |
| **At October 31, 2023** . . . . . . . . . . . . . . . . . . . . . . | (167) | (382) | (6) | 89 | (466) |
| Other comprehensive income (loss) before reclassifications . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 | 71 | (2) | 9 | 109 |
| Amounts reclassified out of accumulated other comprehensive gain (loss) . . . . . . . . . . . . . . . . . . . | — | 16 | — | (11) | 5 |
| Tax benefit (expense) . . . . . . . . . . . . . . . . . . . . . . . | — | (14) | — | 2 | (12) |
| Other comprehensive income (loss) . . . . . . . . . . . . . | 31 | 73 | (2) | — | 102 |
| **At October 31, 2024** . . . . . . . . . . . . . . . . . . . . . . | $(136) | $(309) | $(8) | $ 89 | $(364) |

Reclassifications out of accumulated other comprehensive loss into earnings were as follows:

| Details about accumulated other comprehensive loss components | Amounts reclassified from other comprehensive loss | | Affected line item in statement of operations |
| | Year Ended October 31, | | |
| | 2024 | 2023 | |
| | (in millions) | | |
| Gain (loss) on derivatives . . . . . . . . . . . . . . . . | $ 10 | $ 8 | Cost of products |
| | — | (1) | Selling, general and administrative |
| | 1 | — | Interest expense |
| | (4) | (1) | Benefit (provision) for income taxes |
| | 7 | 6 | Net of income tax |
| Net defined benefit pension cost and post-retirement plan costs: | | | |
| Net actuarial losses. . . . . . . . . . . . . . . . . . . . . . | (16) | (20) | Other income (expense), net |
| | 4 | 4 | Benefit (provision) for income taxes |
| | (12) | (16) | Net of income tax |
| Total reclassifications for the period . . . . . . . . | $ (5) | $(10) | Net of income tax |

## 16. SEGMENT INFORMATION

Our operating segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Segment operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to each segment and to assess performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and services, and manufacturing are considered in determining the formation of these operating segments.

Descriptions of our two reportable segments are as follows:

The Communications Solutions Group ("CSG") serves customers spanning the global commercial communications and aerospace, defense, and government end markets. The group's solutions consist of electronic design and test software, instrumentation, systems, and related services. These solutions are used in the simulation, design, validation, manufacturing, installation, and optimization of communication systems in wireless, wireline, enterprise, and aerospace, defense, and government end markets. In addition, the group provides automated software test solutions to automatically identify, build, and execute tests critical to digital business success and a strong customer experience.

The Electronic Industrial Solutions Group ("EISG") serves customers across a diverse set of end markets focused on automotive and energy, semiconductor solutions, and general electronics. The group's solutions consist of electronic design, test and simulation software, instrumentation, systems, and related services. These solutions are used in the simulation, design, validation, manufacturing, installation, and optimization of electronic equipment. In addition, the group provides automated software test solutions to automatically identify, build, and execute tests critical to digital business success and a strong customer experience. Our recent acquisition of ESI Group expands our application layer portfolio with simulation capabilities in automotive and general electronics sectors.

A significant portion of the segments' expenses arise from allocated corporate charges, as well as expenses related to our centralized sales force, and service, marketing and technology functions that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. Corporate charges include legal, accounting, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Segment allocations are determined on a basis that we consider to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments. Newly acquired businesses are not allocated these charges until integrated into our shared services and corporate infrastructure.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not necessarily in conformity with GAAP. The performance of each segment is measured based on several metrics, including income from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding share-based compensation expense, amortization of acquisition-related balances, acquisition and integration costs, restructuring costs, interest income, interest expense and other items as noted in the reconciliations below.

| | CSG | EISG | Total |
|---|---|---|---|
| | (in millions) | | |
| **Year ended October 31, 2024:** | | | |
| Total and segment revenue | $3,420 | $1,559 | $4,979 |
| Segment income from operations | $ 921 | $ 357 | $1,278 |
| Depreciation expense | $ 85 | $ 41 | $ 126 |
| **Year ended October 31, 2023:** | | | |
| Total and segment revenue | $3,685 | $1,779 | $5,464 |
| Segment income from operations | $1,068 | $ 581 | $1,649 |
| Depreciation expense | $ 81 | $ 39 | $ 120 |
| **Year ended October 31, 2022:** | | | |
| Total and segment revenue | $3,803 | $1,617 | $5,420 |
| Segment income from operations | $1,085 | $ 501 | $1,586 |
| Depreciation expense | $ 88 | $ 29 | $ 117 |

The following table reconciles reportable segments' income from operations to our total enterprise income before taxes:

| | Year Ended October 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| | (in millions) | | |
| **Total reportable segments' income from operations** | $1,278 | $1,649 | $1,586 |
| Share-based compensation | (145) | (136) | (126) |
| Amortization of acquisition-related balances | (139) | (90) | (103) |
| Acquisition and integration costs | (91) | (13) | (9) |
| Restructuring and other | (70) | (52) | (14) |
| **Income from operations, as reported** | 833 | 1,358 | 1,334 |
| Interest income | 81 | 102 | 16 |
| Interest expense | (84) | (78) | (79) |
| Other income (expense), net | 35 | (25) | 14 |
| **Income before taxes, as reported** | $ 865 | $1,357 | $1,285 |

"Restructuring and other" includes legal expenses of $17 million and $23 million in 2024 and 2023, respectively.

*Major customers.* No customer represented 10 percent or more of our total revenue in 2024, 2023 or 2022.

The following table presents segment assets and capital expenditures directly managed by each segment.

| | Year Ended October 31, | | | | | |
| | 2024 | | | 2023 | | |
| | CSG | EISG | Total | CSG | EISG | Total |
|---|---|---|---|---|---|---|
| | (in millions) | | | | | |
| Segment assets........................ | $4,721 | $2,952 | $7,673 | $4,410 | $1,920 | $6,330 |
| Capital expenditures, net of government incentives.......................... | $ 87 | $ 60 | $ 147 | $ 112 | $ 84 | $ 196 |

The following table reconciles segment assets to our total assets:

| | October 31, | |
| | 2024 | 2023 |
|---|---|---|
| | (in millions) | |
| Total reportable segments' assets .......................................... | $ 7,673 | $ 6,330 |
| Cash and cash equivalents ................................................ | 1,796 | 2,472 |
| Long-term deferred tax assets............................................. | 378 | 671 |
| Tax receivables ......................................................... | 249 | 44 |
| Long-term investments ................................................... | 110 | 81 |
| Accumulated amortization of other intangibles ................................ | (1,477) | (1,339) |
| Pension and other assets ................................................. | 540 | 424 |
| Total assets............................................................ | $ 9,269 | $ 8,683 |

The increase in segment assets for the year ended October 31, 2024 was primarily due to additions in assets acquired as part of the ESI Group acquisition and an increase in tax receivables due to a one-time discrete tax benefit, partially offset by a one-time income tax charge to decrease the deferred tax assets values from the Singapore statutory tax rate to an incentive tax rate. See Note 2, "Acquisitions," and Note 5, "Income Taxes," for additional information.

The following tables present summarized information for revenue and long-lived assets by country. Revenues from external customers are generally attributed to countries based upon the customer's location. Long-lived assets consist of property, plant, and equipment, operating lease right-of-use assets and other long-term assets excluding intangible assets.

| | United States | China | Rest of the World | Total |
|---|---|---|---|---|
| | (in millions) | | | |
| Revenue: | | | | |
| Year ended October 31, 2024................................ | $1,769 | $ 884 | $2,326 | $4,979 |
| Year ended October 31, 2023................................ | $1,928 | $1,005 | $2,531 | $5,464 |
| Year ended October 31, 2022................................ | $1,933 | $1,041 | $2,446 | $5,420 |

| | United States | Japan | Rest of the World | Total |
|---|---|---|---|---|
| | (in millions) | | | |
| Long-lived assets: | | | | |
| October 31, 2024 ........................................ | $726 | $261 | $469 | $1,456 |
| October 31, 2023 ........................................ | $690 | $233 | $387 | $1,310 |

**Item 9.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A.     Controls and Procedures**

*Evaluation of Disclosure Controls and Procedures*

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of October 31, 2024, pursuant to and as required by Rule 13a-15(b) under the Securities Exchange Act of 1934 ("Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2024, the company's disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective and designed to ensure that (i) information required to be disclosed in the company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

*Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2024.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for a period not to exceed one year from the date of acquisition. The company completed the acquisition of ESI Group SA ("ESI Group") during January 2024, Riscure Holding B.V. ("Riscure") on February 21, 2024, and AnaPico AG ("AnaPico") on June 12, 2024. Management excluded ESI Group, Riscure, and AnaPico from its assessment of the effectiveness of the company's internal control over financial reporting as of October 31, 2024. ESI Group constituted approximately 1% of total assets and approximately 3% of total revenues, while Riscure and AnaPico each constituted less than 1% of total assets and total revenues for the year ended October 31, 2024.

The effectiveness of our internal control over financial reporting as of October 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears in Item 8 of this Annual Report on Form 10-K.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.     Other Information**

**Rule 10b5-1 Trading plans**

During the three months ended October 31, 2024, none of our officers or directors adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement." as each term is defined in Item 408(c) of Regulation S-K.

**Item 9C.     Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**Item 10.    Directors, Executive Officers and Corporate Governance**

The information required under Item 10 regarding our directors will appear under "Proposal No. 1 - Election of Directors" in our Proxy Statement. The information regarding our executive officers required under Item 10 will appear in Item 1 of this Annual Report on Form 10-K under "Executive Officers of the Registrant." The information required under Item 10 regarding our Audit and Finance Committee and our Audit and Finance Committee's financial expert will appear under "Committees of the Board of Directors-Audit and Finance Committee" and "Audit and Finance Committee Report" in our Proxy Statement. Those portions of the Proxy Statement are incorporated by reference into this Annual Report on Form 10-K.

There were no material changes to the procedures by which security holders may recommend nominees to our board of directors. The information required under Item 10 regarding our code of ethics applicable to our principal executive officer, our principal financial officer, our corporate controller and other senior financial officers is contained in our SBC and appears in Item 1 of this report under "Investor Information." We will post amendments to or waivers from a provision of the SBC with respect to those persons on our website at www.investor.keysight.com.

**Compliance with Section 16(a) of the Exchange Act**

With regard to the information required under Item 10 relating to compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in Keysight's Proxy Statement under "Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

**Insider Trading Arrangements and Policies**

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, contractors and other personnel providing services to Keysight, as well as by Keysight itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and The Nasdaq Stock Market listing standards. Additionally, Keysight will not engage in trading in Keysight securities, except in compliance with applicable securities laws. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached hereto as Exhibit 19.1.

The additional information required by this item is included in our Proxy Statement related to the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 17, 2024 (the "Proxy Statement") and is incorporated herein by reference.

**Item 11.    Executive Compensation**

The information relating to the compensation of our named executive officers and directors required under Item 11 will appear under "Executive Compensation" and "Compensation of Non-Employee Directors" in the Proxy Statement. The Compensation and Human Capital Committee Report and the information about Compensation and Human Capital Committee interlocks and insider participation required under Item 11, will appear under "Compensation and Human Capital Committee Report" and "Compensation and Human Capital Committee Interlocks and Insider Participation," respectively, in the Proxy Statement. Those portions of the Proxy Statement are incorporated by reference into this Annual Report on Form 10-K.

**Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information about the security ownership of certain beneficial owners and management required under Item 12 will appear under "Common Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

# EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about our equity compensation plans as of October 31, 2024. All outstanding awards relate to our common stock.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-average Exercise Price of Outstanding Options, Warrants and Right (b) | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1][2][3] | 2,130,073 | $31 | 26,882,876 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 2,130,073 | $31 | 26,882,876 |

---

(1) The Employee Stock Purchase Plan ("ESPP") was adopted on July 16, 2014, and became effective on November 1, 2014. It was amended and restated effective March 21, 2024. The maximum number of shares of common stock that may be issued under the plan is 25 million. The number of securities remaining available for future issuance in column © includes 17,820,022 shares of common stock authorized and available for issuance under the Keysight Technologies, Inc. employee stock purchase plan under Section 423(b) of the Internal Revenue Code ("ESPP"). The number of securities remaining available for future issuance in column (c) is before the issuance of shares of common stock to participants in consideration of the aggregate participant contribution under the ESPP totaling $30 million as of October 31, 2024.

(2) The 2014 Equity and Incentive Compensation Plan ("2014 Stock Plan") was adopted on July 16, 2014, and became effective on November 1, 2014. It was subsequently amended and restated by our board of directors on September 29, 2014, January 22, 2015, November 16, 2017 and November 16, 2023, with the most recent amendments taking effect on March 21, 2024, following stockholders approval. The maximum number of shares of common stock that may be issued under the plan is 27,955,000. The 2014 Stock Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance shares and performance units with performance-based conditions to vesting or exercisability, and cash awards. As of October 31, 2024, 9,062,854 shares were available for future awards under the 2014 Stock Plan.

(3) We issue securities under our equity compensation plans in forms that do not require a payment by the recipient to us at the time of exercise or vesting, including restricted stock, RSUs and performance units. Accordingly, the weighted-average exercise price in column (b) does not take these awards into account.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information about certain relationships and related transactions required under Item 13 will appear under "Related Person Transactions Policy and Procedures" in the Proxy Statement. Information about director independence required under Item 13 will appear under the heading "Director Independence" in the Proxy Statement. Each of those portions of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

## Item 14. Principal Accounting Fees and Services

The information about principal accountant fees and services and related pre-approval policies required under Item 14 will appear under "Fees Paid to PricewaterhouseCoopers LLP" and "Audit and Finance Committee Preapproval Policy" in the Proxy Statement. Those portions of the Proxy Statement are incorporated by reference into this Annual Report on Form 10-K.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules**

(a) The following documents are filed as part of this Annual Report on Form 10-K:

    1. **Financial Statements.**

       See Index to Consolidated Financial Statements under Part II Item 8 of this Annual Report on Form 10-K.

    2. **Financial Statement Schedule.**

       The following additional financial statement schedule should be considered in conjunction with our consolidated financial statements. All other schedules have been omitted because the required information is either not applicable or not sufficiently material to require submission of the schedule.

## SCHEDULE II

## VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Period | Additions Charged to Expenses or Other Accounts* | Deductions Credited to Expenses or Other Accounts** | Balance at End of Period |
|---|---|---|---|---|
| | | (in millions) | | |
| **2024** | | | | |
| Tax valuation allowance . . . . . . . . . . . . . . . . . . . . . | $218 | $ 2 | $ (2) | $218 |
| **2023** | | | | |
| Tax valuation allowance . . . . . . . . . . . . . . . . . . . . . | $224 | $ 4 | $(10) | $218 |
| **2022** | | | | |
| Tax valuation allowance . . . . . . . . . . . . . . . . . . . . . | $231 | $— | $ (7) | $224 |

---

\*    Additions include current-year additions charged to expense and current-year build due to increases in net deferred tax assets, return to provision true-ups, other adjustments and Other Comprehensive Income ("OCI") impact to deferred taxes.

\*\*    Deductions include current-year releases credited to expense and current-year reductions due to decreases in net deferred tax assets, return to provision true-ups, other adjustments and OCI impact to deferred taxes.

3.  **Exhibits.**

Exhibits are incorporated herein by reference or are filed with this Annual Report on Form 10-K as indicated below (numbered in accordance with Item 601 of Regulation S-K):

| Exhibit Number | Description | Incorporation by Reference | | | Filed Herewith |
| --- | --- | --- | --- | --- | --- |
| | | Form | Date | Exhibit Number | |
| 2.1 | Separation and Distribution Agreement, dated August 1, 2014, by and between Agilent Technologies, Inc. and Keysight Technologies, Inc.** | 10-12B/A | 8/13/2014 | 2.1 | |
| 3.1 | Amended and Restated Certificate of Incorporation of Keysight Technologies, Inc. | 8-K | 11/3/2014 | 3.1 | |
| 3.2 | Amended and Restated Bylaws of Keysight Technologies, Inc. | 8-K | 11/3/2014 | 3.2 | |
| 4.1 | Indenture, dated as of October 15, 2014, between Keysight Technologies, Inc. and U.S. Bank National Association, as Trustee | 8-K | 10/17/2014 | 4.1 | |
| 4.2 | Second Supplemental Indenture, dated as of April 6, 2017, to the Indenture dated as of October 15, 2014, between Keysight Technologies, Inc. and U.S. Bank National Association, as Trustee. | 8-K | 4/6/2017 | 4.2 | |
| 4.3 | Third Supplemental Indenture, dated as of October 22, 2019, to the Indenture dated as of October 15, 2014 between Keysight Technologies, Inc. and U.S. Bank National Association, as Trustee | 8-K | 10/22/2019 | 4.2 | |
| 4.4 | Description of Keysight Technologies, Inc. Registered Securities | 10-K | 12/15/2022 | 4.5 | |
| 4.5 | Indenture, dated as of October 9, 2024, between Keysight Technologies, Inc. and U.S. Bank Trust Company, National Association, as Trustee | 8-K | 10/9/2024 | 4.1 | |
| 4.6 | First Supplemental Indenture, dated as of October 9, 2024, between Keysight Technologies, Inc. and U.S. Bank Trust Company, National Association, as Trustee. | 8-K | 10/9/2024 | 4.2 | |
| 10.1 | Tax Matters Agreement, dated August 1, 2014, by and between Agilent Technologies, Inc. and Keysight Technologies, Inc. | 10-12B/A | 8/13/2014 | 10.2 | |
| 10.2 | Intellectual Property Matters Agreement, dated August 1, 2014, by and between Agilent Technologies, Inc. and Keysight Technologies, Inc. | 10-12B/A | 8/13/2014 | 10.4 | |
| 10.3 | Trademark License Agreement, dated August 1, 2014, by and between Agilent Technologies, Inc. and Keysight Technologies, Inc. | 10-12B/A | 8/13/2014 | 10.5 | |
| 10.4 | Real Estate Matters Agreement, dated August 1, 2014, by and between Agilent Technologies, Inc. and Keysight Technologies, Inc. | 10-12B/A | 8/13/2014 | 10.6 | |
| 10.5 | Form of Indemnification Agreement | 10-12B/A | 7/18/2014 | 10.7 | |
| 10.6 | Form of Keysight Technologies, Inc. Global Performance Award Agreement* | 10-12B/A | 7/18/2014 | 10.11 | |

| Exhibit Number | Description | Incorporation by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Exhibit Number | |
| 10.7 | Form of Keysight Technologies, Inc. 2014 Deferred Compensation Plan* | 10-12B/A | 7/18/2014 | 10.15 | |
| 10.8 | Form of Keysight Technologies, Inc. 2014 Frozen Deferred Compensation Plan* | 10-12B/A | 7/18/2014 | 10.16 | |
| 10.9 | Form of Keysight Technologies, Inc. Excess Benefit Retirement Plan* | 10-12B/A | 7/18/2014 | 10.17 | |
| 10.10 | Form of Keysight Technologies, Inc. Supplemental Benefit Retirement Plan* | 10-12B/A | 7/18/2014 | 10.18 | |
| 10.11 | Form of Change of Control Severance Agreement* | 8-K | 11/3/2014 | 10.1 | |
| 10.12 | Form of Keysight Technologies, Inc. Deferral Election for Stock Award* | 8-K | 11/3/2014 | 10.3 | |
| 10.13 | Keysight Technologies, Inc. 2015 Performance-based Compensation Plan for covered employees (As Adopted on September 29, 2014)* | DEF 14A | 2/6/2015 | APPENDIX B | |
| 10.14 | Form of Keysight Technologies, Inc. Global Stock Award Agreement as Amended on November 15, 2016* | 10-K | 12/19/2016 | 10.32 | |
| 10.15 | Amended and Restated Credit Agreement, dated July 30, 2021, between Keysight Technologies, Inc. and the Lenders Party Thereto* | 8-K | 8/4/2021 | 10.1 | |
| 10.16 | Keysight Technologies, Inc. 2014 Equity and Incentive Compensation Plan (As Amended and Restated on November 16, 2017)* | DEF 14A | 2/9/2018 | APPENDIX A | |
| 10.17 | Keysight Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors* | 10-K | 12/17/2021 | 10.22 | |
| 10.18 | Amendment Number 1 to the Keysight Technologies, Inc. Deferred Compensation Plan* | 10-K | 12/17/2021 | 10.23 | |
| 10.19 | Amendment Number 1 to the Keysight Technologies, Inc. 2014 Deferred Compensation Plan* | 10-K | 12/17/2021 | 10.24 | |
| 10.20 | Keysight Technologies, Inc. Officer and Executive Severance Plan (Amended and Restated Effective as of May 17, 2017).* | 10-K | 12/17/2021 | 10.25 | |
| 10.21 | Keysight Technologies, Inc. 2014 Equity and Incentive Compensation Plan Global Stabilization Performance Award Agreement | 10-Q | 6/1/2022 | 10.1 | |
| 10.22 | First amendment to Amended and Restated Credit Agreement, dated July 30, 2021, between Keysight Technologies, Inc. and the Lenders Party Thereto* | 10-Q | 3/3/2023 | 10.1 | |
| 10.23 | Amendment to Amended and Restated Certificate of Incorporation of Keysight Technologies, Inc. | 10-Q | 5/31/2024 | 3.1 | |
| 10.24 | Second Amended and Restated Bylaws of Keysight Technologies, Inc. | 10-Q | 5/31/2024 | 3.2 | |
| 10.25 | Keysight Technologies, Inc. 2014 Equity and Incentive Compensation Plan (As Amended and Restated Effective on March 21, 2024)* | 10-Q | 5/31/2024 | 10.1 | |
| 10.26 | Keysight Technologies, Inc. Employee Stock Purchase Plan (Amended and Restated Effective on March 21, 2024)* | 10-Q | 5/31/2024 | 10.2 | |

| Exhibit Number | Description | Incorporation by Reference | | | Filed Herewith |
|---|---|---|---|---|---|
| | | Form | Date | Exhibit Number | |
| 10.27 | Form of Keysight Technologies, Inc. Global Stock Award Agreement* | 10-Q | 5/31/2024 | 10.3 | |
| 10.28 | Keysight Technologies, Inc. Non-Employee Director Stock Award Agreement* | 10-Q | 8/29/2024 | 10.1 | |
| 10.29 | Keysight Technologies, Inc. Global Stock Option Award Agreement* | 10-Q | 8/29/2024 | 10.2 | |
| 10.30 | Keysight Technologies, Inc. Global Performance Award Agreement* | 10-Q | 8/29/2024 | 10.3 | |
| 19.1 | Keysight Technologies, Inc. Insider Trading Policy | | | | X |
| 97 | Keysight Technologies, Inc. Compensation Recovery Policy | | | | X |
| 21.1 | Subsidiaries of Keysight Technologies, Inc. | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm. | | | | X |
| 24.1 | Powers of Attorney. Contained in the signature page of this Annual Report on Form 10-K. | | | | X |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 32.1 | Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 32.2 | Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 99.1 | Information Statement of Keysight Technologies, Inc., dated October 8, 2014. | 8-K | 11/3/2014 | 99.1 | |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. | | | | X |
| 101.SCH | Inline XBRL Schema Document | | | | X |
| 101.CAL | Inline XBRL Calculation Linkbase Document | | | | X |
| 101.LAB | Inline XBRL Labels Linkbase Document | | | | X |
| 101.PRE | Inline XBRL Presentation Linkbase Document | | | | X |
| 101.DEF | Inline XBRL Definition Linkbase Document | | | | X |
| 104 | Inline XBRL Cover Page Interactive Data File | | | | X |

---

\*      Indicates management contract or compensatory plan, contract or arrangement.

\*\*      Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Keysight will furnish supplemental copies of any such schedules or exhibits to the U.S. Securities and Exchange Commission upon request.

## Item 16. Form 10-K Summary

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSIGHT TECHNOLOGIES, INC.

By: /s/ Neil Dougherty

Neil Dougherty
Executive Vice President and Chief Financial Officer

Date: December 17, 2024

# POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey K. Li and JoAnn Juskie, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that any of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ RONALD S. NERSESIAN<br>**Ronald S. Nersesian** | Chairman of the Board | December 17, 2024 |
| /s/ SATISH C. DHANASEKARAN<br>**Satish C. Dhanasekaran** | President and Chief Executive Officer (Principal Executive Officer) | December 17, 2024 |
| /s/ NEIL P. DOUGHERTY<br>**Neil P. Dougherty** | Executive Vice President and Chief Financial Officer (Principal Financial Officer) | December 17, 2024 |
| /s/ LISA M. POOLE<br>**Lisa M. Poole** | Vice President and Corporate Controller (Principal Accounting Officer) | December 17, 2024 |
| /s/ JAMES G. CULLEN<br>**James G. Cullen** | Director | December 17, 2024 |
| /s/ CHARLES J. DOCKENDORFF<br>**Charles J. Dockendorff** | Director | December 17, 2024 |
| /s/ RICHARD P. HAMADA<br>**Richard P. Hamada** | Director | December 17, 2024 |
| /s/ MICHELLE J. HOLTHAUS<br>**Michelle J. Holthaus** | Director | December 17, 2024 |
| /s/ PAUL A. LACOUTURE<br>**Paul A. Lacouture** | Director | December 17, 2024 |
| /s/ JEAN M. NYE<br>**Jean M. Nye** | Director | December 17, 2024 |
| /s/ JOANNE B. OLSEN<br>**Joanne B. Olsen** | Director | December 17, 2024 |
| /s/ ROBERT A. RANGO<br>**Robert A. Rango** | Director | December 17, 2024 |
| /s/ KEVIN A. STEPHENS<br>**Kevin A. Stephens** | Director | December 17, 2024 |

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## Corporate Information as of January 27, 2025

### BOARD OF DIRECTORS

**Ronald S. Nersesian**

Chair of the Board of Directors, Keysight Technologies, Inc. Former President and Chief Executive Officer, Keysight Technologies, Inc.

**James G. Cullen**

Former non-executive Chairman, Agilent Technologies, Inc. and Former President and Chief Operating Officer, Bell Atlantic

**Satish C. Dhanasekaran\***

President and Chief Executive Officer, Keysight Technologies, Inc.

**Charles J. Dockendorff**

Former Executive Vice President and Chief Financial Officer, Covidien, PLC

**Richard P. Hamada**

Former Chief Executive Officer, Avnet, Inc.

**Michelle J. Holthaus**

Interim Co-CEO, Intel Corporation and CEO, Intel Products Group

**Paul A. Lacouture**

Former Executive Vice President, Verizon Telecom

**Jean M. Nye**

Former Senior Vice President, Agilent Technologies, Inc.

**Joanne B. Olsen**

Former Executive Vice President, Oracle Corporation

**Robert A. Rango**

Former Chief Executive Officer, Enevate Corporation and Former Executive Vice President, Mobile & Wireless Group, Broadcom Corporation

**Kevin A. Stephens**

Former Executive Vice President and President of Business Services, Altice USA

### SENIOR EXECUTIVES

**Satish Dhanasekaran\***

President and Chief Executive Officer

**Neil Dougherty\***

Executive Vice President, Chief Financial Officer

**Ingrid Estrada\***

Senior Vice President, Chief People and Administrative Officer and Chief of Staff

**Soon Chai Gooi\***

Senior Vice President, President of Order Fulfilment and Digital Operations

**Marie Hattar**

Senior Vice President, Chief Marketing Officer

**Jason Kary\***

Senior Vice President, President of Electronic Industrial Solutions Group

**Kailash Narayanan\***

Senior Vice President, President Communication Solutions Group

**Jeffrey Li\***

Senior Vice President, General Counsel and Secretary

**John Page\***

Senior Vice President, President of Global Services

**Lisa Poole\***

Vice President, Principal Accounting Officer and Corporate Controller

**Mark Wallace\***

Senior Vice President, Chief Customer Officer

**Steve Yoon\***

Senior Vice President, Global Sales

### ANNUAL MEETING

The Annual Meeting will be held on Thursday, March 20, 2025 at 8:00 a.m. PT live via webcast at https://meetnow.global/M5TCVVD

### Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange with the ticker symbol ''KEYS.''

### Transfer Agent

Computershare
P.O. Box 505000
Louisville, KY 40233-5000
web.queries@computershare.com
(877) 373-6374 or (781) 575-2879
https://www-us.computershare.com/Investor/#contact

### Investor Relations

Investor Relations Department
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403
investor.relations@keysight.com
(707) 577-6915 https://investor.keysight.com

### Annual Report on Form 10-K

A copy of our Form 10-K, including exhibits, for the period ended October 31, 2024, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at https://investor.keysight.com

### Independent Auditors

PricewaterhouseCoopers LLP
488 Almaden Boulevard
Suite 1800
San Jose, CA 95110

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\*    *These individuals are current executive officers of Keysight under Section 16 of the Securities Act of 1934.*

1400 Fountaingrove Parkway
Santa Rosa, CA
95403-1738
United States



BR49338L-0125-AR